Filed by Contura Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies:

Alpha Natural Resources Holdings, Inc.

ANR, Inc.

(Commission File No.: 333-217766)

This communication is being made in respect of the proposed transaction involving Contura Energy, Inc. (“Contura”), Alpha Natural Resources Holdings, Inc. (“Holdings”) and ANR, Inc. (“ANR” and together with Holdings, “Alpha”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Contura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Holdings and ANR and a prospectus of Contura. Contura and Alpha also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to stockholders of Holdings and ANR. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Contura and Alpha will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Contura’s website at http://www.conturaenergy.com.  Copies of the joint proxy statement can be obtained, when available, without charge, from Alpha’s website at http://www.alphanr.com.

The following Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 29, 2018, by and among Contura, Alpha and the other parties thereto, is being publicly filed to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Contura, Alpha or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors; and will not survive the closing of the transactions contemplated by the Merger Agreement. In reviewing the representations, warranties and covenants contained in the Merger Agreement, it is important to bear in mind that such representations, warranties and covenants were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Contura, Alpha or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

____________________

AGREEMENT AND PLAN OF MERGER

BETWEEN

CONTURA ENERGY, INC.,

ALPHA NATURAL RESOURCES HOLDINGS, INC.,

ANR, INC.,

PRIME ACQUISITION I, INC.,

AND

PRIME ACQUISITION II, INC.

Dated as of April 29, 2018

TABLE OF CONTENTS

Glossary of Defined Terms

Defined Term	Section
2017 Equity Plan	3.02(c)
Affiliate	8.11
Agreement	Preamble
Alpha Acquisition Proposal	5.03(h)(i)
Alpha Board Recommendations	3.03(d)(iv)
Alpha Cap Ex Budget	5.01(p)(i)
Alpha Capital Stock	3.02(b)(ii)
Alpha Director	1.04(c)
Alpha Director Designee	1.04(a)
Alpha Disclosure Schedule	Article 3
Alpha Environmental Permits	3.14
Alpha Improvements	3.16(c)(iv)
Alpha Intellectual Property	3.15(a)
Alpha Interested Party Agreement	3.21
Alpha Leased Real Property	3.16(a)(ii)
Alpha Lease	3.16(a)(ii)
Alpha Material Adverse Effect	8.11
Alpha Material Contract	3.17(a)(xiv)
Alpha New Acquisition	5.01(c)(ii)
Alpha New Acquisitions	5.01(c)(ii)
Alpha Notice Period	5.03(d)(A)
Alpha Owned Intellectual Property	3.15(b)(i)
Alpha Owned Real Property	3.16(a)(i)
Alpha Parties	Preamble
Alpha Party Shareholder	5.17(d)(ii)
Alpha Permit Applications	3.13(c)(i)
Alpha Permits	3.13(a)(i)
Alpha Real Property	3.16(a)(iii)
Alpha Securities	3.02(d)(iii)
Alpha Service Provider	3.08(h)
Alpha Special Meetings	5.05(a)
Alpha Stockholder Approvals	3.22(b)
Alpha Subsidiary Securities	3.02(e)(iii)
Alpha Superior Proposal	5.03(h)(ii)
Alpha Surety Bonds	3.13(d)
ANR	Preamble
ANR Board	3.03(c)
ANR Board Recommendation	3.03(d)(iv)
ANR Bylaws	3.01(b)
ANR Certificate of Incorporation	3.01(b)
ANR Certificate of Merger	1.02(b)

Defined Term	Section
ANR Financial Advisor	3.24
ANR Merger	1.01
ANR Merger Consideration	1.05(b)(iii)
ANR Merger Surviving Corporation	1.01
ANR Plan	8.11
ANR RSU	2.03(b)
ANR Stockholder Approvals	3.22(b)
ANR Stock Option	2.03
Antitrust Law	5.07(a)
Appraisal Shares	1.07
beneficial ownership	8.11
Book-Entry Shares	2.01(b)(ii)
Business Day	8.11
Capitalization Date	3.02(a)
Certificates	2.01(b)(i)
Change of Alpha Board Recommendation	5.03(a)(iii)
Class C-1 Common Stock	3.02(b)(i)
Class C-2 Common Stock	3.02(b)(ii)
Closing	1.02(a)
Closing Date	1.02(a)
Code	Recitals
Computer Software	3.15(e)
Confidentiality Agreement	8.11
Contract	3.04(a)(iii)
Controlled Group Liability	8.11
Contura	Preamble
Contura Board	Recitals
Contura Bylaws	4.01(b)
Contura Cap Ex Budget	5.02(o)(i)
Contura Certificate of Incorporation	4.01(b)
Contura Charter Amendment	Recitals
Contura Common Stock	Recitals
Contura Disclosure Schedule	Article 4
Contura Environmental Permits	4.14
Contura Financial Advisor	4.23
Contura Improvements	4.16(c)(iv)
Contura Intellectual Property	4.15(a)
Contura Interested Party Agreement	4.21(iii)
Contura Lease	4.16(a)(ii)
Contura Leased Real Property	4.16(a)(ii)
Contura Material Adverse Effect	8.11
Contura Material Contract	4.17(a)(x)
Contura New Acquisition	5.02(c)(ii)
Contura New Acquisitions	5.02(c)(ii)
Contura Owned Intellectual Property	4.15(b)(i)

v

Defined Term	Section
Contura Owned Real Property	4.16(a)(i)
Contura Parties	4.03(a)
Contura Permit Applications	4.13(c)(i)
Contura Permits	4.13(a)(i)
Contura Plan	8.11
Contura Preferred Stock	4.02(a)(ii)
Contura Real Property	4.16(a)(iii)
Contura RSU	2.03(b)
Contura Sale Transaction	5.07(b)
Contura Securities	4.02(c)(iii)
Contura Service Provider	4.08(h)
Contura Stock Option	4.02(b)
Contura Stockholder Approval	4.22
Contura Subsidiary Securities	4.02(d)(iii)
Contura Surety Bonds	4.13(d)
Copyrights	3.15(e)
Current Employees	5.09
DGCL	1.01
Effective Time	1.02(b)
Environment	3.14(i)(i)
Environmental Claim	3.14(i)(ii)
Environmental Law	3.14(i)(iii)
ERISA	3.08(b)(ii)
ERISA Affiliate	8.11
Exchange Act	3.04(b)(ii)
Exchange Agent	2.01(a)
Exchange Fund	2.01(a)
Exchange Ratio	8.11
Excluded Intervening Event	8.11
Expense Reimbursement	7.03(d)
First Effective Time	1.02(b)
Form S-4	3.07(i)
Governmental Entity	3.04(b)
Hazardous Materials	3.14(i)(iv)
HSR Act	3.04(b)(i)
Holdings	Preamble
Holdings Board	3.03(a)
Holdings Board Recommendation	3.03(b)(iv)
Holdings Bylaws	3.01(b)
Holdings Certificate of Incorporation	3.01(b)
Holdings Certificate of Merger	1.02(b)
Holdings Common Stock	3.02(a)
Holdings Merger	1.01
Holdings Merger Consideration	1.05(a)(iii)
Holdings Merger Surviving Corporation	1.01

Defined Term	Section
Holdings Preferred Stock	3.02(a)
Holdings Series A Preferred Stock	3.02(a)
Holdings Series B Preferred Stock	3.02(a)
Holdings Stockholder Approval	3.22(a)
Indebtedness	8.11
Indemnified Parties	5.08(b)
Indemnified Party	5.08(b)
Initial Alpha Director Designees	1.04(a)
Intellectual Property Rights	3.15(a)
Joint Proxy Statement	3.07(ii)
KESP	5.09(c)
knowledge	8.11
Law	3.04(a)(ii)
Lien	8.11
Materially Burdensome Conditions	5.07(a)
Merger Consideration	1.05(b)(iii)
MergerSub 1	Preamble
MergerSub 2	Preamble
New Option	2.03
NYSE	8.11
Outside Date	8.11
Permit	8.11
Permitted Liens	8.11
Person	8.11
Proceeding	3.10(a)
Release	3.14(i)(v)
Representatives	8.11
Required Nomination Period	1.04(b)
Reverse Termination Fee	7.03(g)
SEC	3.04(b)(ii)
Second Effective Time	1.02(b)
Secretary of State	1.02(b)
Section 262	1.07
Securities Act	3.07(i)
Subsidiary	8.11
Surety Bonds	3.13(d)
Surviving Corporations	1.01
Takeover Laws	3.23
Tax	3.11(l)
Tax Certificate	5.17(d)(vi)
Taxing Authority	3.11(l)
Tax Return	3.11(l)
Termination Fee	7.03(d)
Treasury Regulations	8.11
WARN	3.09(d)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 29, 2018, by and between ANR, Inc., a Delaware corporation (“ANR”), Alpha Natural Resources Holdings, Inc., a Delaware corporation (“Holdings”, and together with ANR, the “Alpha Parties”), Contura Energy, Inc., a Delaware corporation (“Contura”), Prime Acquisition I, Inc., a Delaware corporation and wholly owned Subsidiary of Contura (“MergerSub 1”), and Prime Acquisition II, Inc., a Delaware corporation and wholly owned Subsidiary of MergerSub 1 (“MergerSub 2”).

RECITALS

WHEREAS, the respective Boards of Directors of each of Holdings, ANR, Contura, MergerSub 1 and MergerSub 2 have approved this Agreement and determined that the terms of this Agreement, including the consummation of the Mergers upon the terms and subject to the conditions set forth herein, are in the best interests of Holdings, ANR, Contura, MergerSub 1 or MergerSub 2, respectively, and their respective stockholders;

WHEREAS, the respective Boards of Directors of each of Holdings, ANR, MergerSub 1 and MergerSub 2 have declared the advisability of this Agreement, recommended adoption of this Agreement by their respective stockholders and directed that this Agreement be submitted to their respective stockholders for adoption;

WHEREAS, after the Holdings Merger, Holdings will be a wholly owned Subsidiary of Contura, and, after the ANR Merger, ANR will be a wholly owned Subsidiary of Holdings;

WHEREAS, the Board of Directors of Contura (the “Contura Board”) has resolved to recommend approval by the stockholders of Contura of the amendment of Contura’s certificate of incorporation in the form attached hereto as Exhibit A to, among other things, increase the number of authorized shares of common stock, par value $0.01 of Contura (“Contura Common Stock”), in connection with the transactions contemplated herein (the “Contura Charter Amendment”);

WHEREAS, promptly following the execution and delivery of this Agreement, the beneficial owners of a majority of the outstanding shares of Contura Common Stock shall execute and deliver a written consent approving the Contura Charter Amendment in the form attached hereto as Exhibit B, and the Contura Charter Amendment will become effective immediately prior to the First Effective Time;

WHEREAS, for United States federal income tax purposes, it is intended that each Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
The Mergers

Section 1.01.      The Mergers; Effects of the Mergers. Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (a) at the First Effective Time, MergerSub 1 shall be merged with and into Holdings (the “Holdings Merger”) and as a result the separate corporate existence of MergerSub 1 shall cease and Holdings shall continue as the surviving corporation of the Holdings Merger (the “Holdings Merger Surviving Corporation”) and (b) at the Second Effective Time, MergerSub 2 shall be merged with and into ANR (the “ANR Merger” and together with the Holdings Merger, the “Mergers”) and as a result the separate corporate existence of MergerSub 2 shall cease and ANR shall continue as the surviving corporation of the ANR Merger (the “ANR Merger Surviving Corporation” and together with the Holdings Merger Surviving Corporation, the “Surviving Corporations”). The Mergers shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, (i) at the First Effective Time, all the property, rights, privileges, immunities, powers and franchises of Holdings and MergerSub 1 shall vest in the Holdings Merger Surviving Corporation and all debts, liabilities and duties of Holdings and MergerSub 1 shall become the debts, liabilities and duties of the Holdings Merger Surviving Corporation and (ii) at the Second Effective Time, all the property, rights, privileges, immunities, powers and franchises of ANR and MergerSub 2 shall vest in the ANR Merger Surviving Corporation and all debts, liabilities and duties of ANR and MergerSub 2 shall become the debts, liabilities and duties of the ANR Merger Surviving Corporation.

Section 1.02.      Consummation of the Mergers. (a) Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) will take place at 10:00 a.m., New York time, as promptly as practicable, but in no event later than the fourth Business Day, after the satisfaction or, to the extent permitted by applicable Law, waiver (by the party entitled to grant such waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions at the Closing), at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017 or at such other place or on such other date or time as the parties hereto may mutually agree in writing.

(b)           On the Closing Date and subject to the terms and conditions hereof, Contura and the Alpha Parties shall (i) cause the Holdings Merger to be consummated by filing with the Secretary of State of the State of Delaware (the “Secretary of State”) a duly executed certificate of merger (the “Holdings Certificate of Merger”), as required by the DGCL, and shall take all such further actions as may be required by Law to make the Holdings Merger effective, and immediately thereafter (ii) cause the ANR Merger to be consummated by filing with the Secretary of State a duly executed certificate of merger (the “ANR Certificate of Merger”), as required by the DGCL, and shall take all such further actions as may be required by Law to make the ANR Merger effective. The date and time of the filing of the Holdings Certificate of Merger with the Secretary of State (or such later date and time as shall be agreed to by the parties hereto and is specified in the Holdings Certificate of Merger) is referred to as the “First Effective Time” and the date and time of the filing of the ANR Certificate of Merger with the Secretary of State (or such later date and time as shall be agreed to by the parties hereto and is specified in the ANR Certificate of Merger) is referred to as the “Second Effective Time”.

Section 1.03.      Certificate of Incorporation; Bylaws. (a) (i) At the First Effective Time, the certificate of incorporation of MergerSub 1 shall, by virtue of the Holdings Merger, become the certificate of incorporation of the Holdings Merger Surviving Corporation, until thereafter amended in accordance with its terms and as provided by Law (subject to Section 5.08(a) and provided that the name of the Holdings Merger Surviving Corporation shall be amended to be Alpha Natural Resources Holdings, Inc.) and (ii) at the Second Effective Time, the certificate of incorporation of MergerSub 2 shall, by virtue of the ANR Merger, become the certificate of incorporation of the ANR Merger Surviving Corporation, until thereafter amended in accordance with its terms and as provided by Law (subject to Section 5.08(a) and provided that the name of the ANR Merger Surviving Corporation shall be amended to be ANR, Inc.).

(b)           (i) At the First Effective Time, the bylaws of MergerSub 1 shall, by virtue of the Holdings Merger, become the bylaws of the Holdings Merger Surviving Corporation until thereafter amended in accordance with its terms and as provided by Law (subject to Section 5.08(a) and provided that the name of the Holdings Merger Surviving Corporation shall be amended to be Alpha Natural Resources Holdings, Inc.) and (ii) at the Second Effective Time, the bylaws of MergerSub 2 shall, by virtue of the ANR Merger, become the bylaws of the ANR Merger Surviving Corporation, until thereafter amended in accordance with its terms and as provided by Law (subject to Section 5.08(a) and provided that the name of the ANR Merger Surviving Corporation shall be amended to be ANR, Inc.).

Section 1.04.      Directors and Officers. (a) Contura shall take all such actions as are necessary, in accordance with the Contura Certificate of Incorporation and Contura Bylaws, to, as of the Second Effective Time (i) cause the size of the Contura Board to be expanded to nine directors and (ii) cause to be appointed to the Contura Board four individuals (the “Initial Alpha Director Designees”), filling the vacancies created by the increase of the size of the Contura Board. The Initial Alpha Director Designees shall be John E. Lushefski, Daniel J. Geiger, David J. Stetson and Harvey L. Tepner; provided that, if John E. Lushefski, Daniel J. Geiger or Harvey L. Tepner fail to meet any Independence Standard as of the Closing, such individual shall not be appointed to the Contura Board. In the event that any such Initial Alpha Director Designee, at or prior to the Closing, is unable to or has declined to serve on the Contura Board (or is not appointed to the Contura Board pursuant to the proviso to the immediately preceding sentence), Contura shall cause to be appointed to the Contura Board, as of the Second Effective Time, an individual designated by ANR (following consultation with Contura and subject to the approval of the Contura Board, which shall not be unreasonably withheld, conditioned or delayed (provided that the Contura Board may decline to approve any individual who fails to meet any Independence Standard in its reasonable discretion exercised in good faith)) to replace such Initial Alpha Director Designee on the Contura Board. Each Initial Alpha Designee and any other individual nominated or designated to serve as an Alpha Director is referred to herein as an “Alpha Director Designee.” Contura acknowledges and agrees that, as of the date of this Agreement and based solely upon the information provided by the Alpha Parties to Contura prior to the date hereof, it has no reason to believe that any of Messrs. Lushefski, Geiger and Tepner would fail to meet any Independence Standard as of the date of this Agreement. At or prior to the Closing, Contura shall not adopt, implement or change any Independence Standard in a manner that would adversely affect the ability of any of Messrs. Lushefski, Geiger and Tepner to satisfy any Independence Standards, except to the extent required by the listing standards of the NYSE or NASDAQ, as applicable, or the rules and regulations of the SEC.

(b)           Following the Closing and through the completion of Contura’s annual meeting of its stockholders in 2019 (the “Required Nomination Period”), (i) the size of the Contura Board shall not be changed (except that the size may be reduced to fewer than nine directors in the event of any resignation or other cessation of service of one or more directors) and (ii) in connection with any annual meeting of Contura’s stockholders or any special meeting of Contura’s stockholders at which directors of the Contura Board are to be elected, the Contura Board shall (x) nominate for election to the Contura Board of, (y) unanimously recommend that Contura’s stockholders vote in favor of election to the Contura Board of, and (z) solicit proxies in favor of the election of, each of the Alpha Director Designees; provided, however, that the Contura Board will not be required to take any of the actions set forth in the preceding clauses (x), (y) and (z) if it reasonably determines, upon the advice of counsel and applying the same standards and principles with respect to all directors of Contura, that the taking of such action would reasonably be expected to constitute a violation of its fiduciary duties.

(c)           Each Alpha Director Designee who is elected or appointed to the Contura Board (each such individual, an “Alpha Director”) shall serve on the Contura Board, to hold office in accordance with the Contura Certificate of Incorporation and Contura Bylaws, until the earlier of his or her resignation or until his or her successor is duly elected and qualified, as the case may be.

(d)           Each Alpha Director shall be entitled to (i) compensation for services rendered to the Contura Board (including any committee of the Contura Board) at levels, and otherwise on terms, comparable to other members of the Contura Board who are not employees of Contura or its Subsidiaries and (ii) indemnification protection and liability insurance coverage on the same terms as other members of the Contura Board.

(e)           From and after the Closing, until successors are duly elected or appointed and qualified in accordance with applicable Law, unless otherwise determined by Contura prior to the Closing, (i) the directors of MergerSub 1 at the First Effective Time shall be the directors of the Holdings Merger Surviving Corporation, (ii) the directors of MergerSub 2 at the Second Effective Time shall be the directors of the ANR Merger Surviving Corporation, (iii) the officers of MergerSub 1 at the First Effective Time shall be the officers of the Holdings Merger Surviving Corporation and (iv) the officers of MergerSub 2 at the Second Effective Time shall be the officers of the ANR Merger Surviving Corporation.

Section 1.05.      Conversion of Shares.

(a)           At the First Effective Time, by virtue of the Holdings Merger and without any action on the part of the parties hereto or on the part of any holder of any shares of capital stock or other equity interests of the parties hereto:

(i)         Each share of common stock, par value $0.01, of MergerSub 1 issued and outstanding immediately prior to the First Effective Time shall be converted into and become one validly issued, fully paid and nonasessable share of common stock, par value $0.01, of the Holdings Merger Surviving Corporation.

(ii)         Each share of Holdings Common Stock that is directly owned by Holdings, including as treasury stock, immediately prior to the First Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)         Subject to Section 1.06, each share of Holdings Common Stock issued and outstanding immediately prior to the First Effective Time (other than shares to be canceled in accordance with Section 1.05(a)(ii) and as provided in Section 1.07 with respect to Appraisal Shares) shall be converted into the right to receive that number of fully paid and nonassessable shares of Contura Common Stock equal to the Exchange Ratio (the “Holdings Merger Consideration”). All such shares of Holdings Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the Holdings Merger Consideration as provided herein, any dividends or other distributions payable pursuant to Section 2.01(c) and cash in lieu of fractional shares payable pursuant to Section 1.06.

(b)           At the Second Effective Time, by virtue of the ANR Merger and without any action on the part of the parties hereto or on the part of any holder of any shares of capital stock or other equity interests of the parties hereto:

(i)         Each share of common stock, par value $0.01, of MergerSub 2 issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and nonasessable share of common stock, par value $0.01, of the ANR Merger Surviving Corporation.

(ii)         Each share of Class C-1 Common Stock that is directly owned by ANR, including as treasury stock, immediately prior to the Second Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)         Subject to Section 1.06, each share of Class C-1 Common Stock issued and outstanding immediately prior to the Second Effective Time (other than shares to be canceled in accordance with Section 1.05(b)(ii) and as provided in Section 1.07 with respect to Appraisal Shares) shall be converted into the right to receive that number of fully paid and nonassessable shares of Contura Common Stock equal to the Exchange Ratio (the “ANR Merger Consideration” and together with the Holdings Merger Consideration, the “Merger Consideration”). All such shares of Class C-1 Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except the right to receive the ANR Merger Consideration as provided herein, any dividends or other distributions payable pursuant to Section 2.01(c) and cash in lieu of fractional shares payable pursuant to Section 1.06.

(iv)         Each share of Class C-2 Common Stock issued and outstanding immediately prior to the Second Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

Section 1.06.      Fractional Shares. No fraction of a share of Contura Common Stock will be issued by virtue of either of the Mergers to holders of Holdings Common Stock or Class C-1 Common Stock, but in lieu thereof each holder of Holdings Common Stock or Class C-1 Common Stock who would otherwise be entitled to a fraction of a share of Contura Common Stock (after aggregating all shares of Contura Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificates or Book-Entry Shares in accordance with Section 2.01, receive from Contura (through the amounts deposited with the Exchange Agent in accordance with Section 2.01) an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of: (i) the fractional share interest (after aggregating all shares of Contura Common Stock that would otherwise be received by such holder) which such holder would otherwise receive, multiplied by (ii) the Per Contura Share Price.

Section 1.07.      Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Holdings Common Stock or Class C-1 Common Stock issued and outstanding immediately prior to the Closing that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 1.05, but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Closing, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted at the Closing into, and shall have become, the right to receive the Merger Consideration as provided in Section 1.05. The Alpha Parties shall give prompt notice to Contura of any demands for appraisal of any shares of Holdings Common Stock or Class C-1 Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Alpha Parties, and Contura shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Closing, the Alpha Parties shall not, without the prior written consent of Contura, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

Section 1.08.      Subsequent Actions. If at any time after the Closing, Contura shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise a Surviving Corporation’s right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of the applicable Alpha Party as a result of, or in connection with, the Mergers, or otherwise to carry out the intent of this Agreement, the officers and directors of such Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the applicable Alpha Party all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of the applicable Alpha Party or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in such Surviving Corporation or any of its Subsidiaries or otherwise to carry out the intent of this Agreement.

Article 2
Exchange of Shares and Certificates, Equity Awards

Section 2.01.      Exchange of Shares and Certificates; Procedures. (a) Prior to the Closing, Contura shall engage, or shall cause to be engaged, an institution selected by Contura and reasonably acceptable to the Alpha Parties to act as exchange agent in connection with the Mergers (the “Exchange Agent”). Immediately prior to the Closing, Contura will deposit with the Exchange Agent, in trust for the benefit of the holders of

Holdings Common Stock and Class C-1 Common Stock immediately prior to the Closing, (x) the applicable number of shares of Contura Common Stock to be issued as Merger Consideration, (y) cash in an amount sufficient to make the payments in lieu of fractional shares pursuant to Section 1.06 and (z) cash in an amount sufficient to make any dividends or distributions to which holders of Holdings Common Stock or Class C-1 Common Stock may be entitled pursuant to Section 2.01(c)(i). All cash and shares of Contura Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.” The cash included in the Exchange Fund shall be invested by the Exchange Agent in such manner as Contura shall direct; provided that (i) no such investment or losses thereon shall affect the amounts payable to former holders of Holdings Common Stock or Class C-1 Common Stock after the Closing pursuant to this Article 2, and (ii) such investments shall be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to Contura. The Exchange Fund shall not be used for any purpose other than to fund payments due pursuant to Sections 1.05 and 1.06 and this Section 2.01. Contura shall take all actions necessary to ensure that the Exchange Fund includes at all times cash sufficient to satisfy Contura’s obligations under Section 1.06 and this Article 2.

(b)           As soon as reasonably practicable after the Closing and in no event later than three Business Days following the Closing, Contura shall cause the Exchange Agent to mail to each record holder, as of the Closing, of (i) a certificate or certificates which immediately prior to the Closing represented outstanding shares of Holdings Common Stock or Class C-1 Common Stock (the “Certificates”) or (ii) Holdings Common Stock or Class C-1 Common Stock represented by book-entry (“Book-Entry Shares”), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss, theft or destruction in lieu thereof meeting the requirements of Section 2.01(d)) to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal (which shall be in customary form and contain such other provisions as are reasonably satisfactory to the Alpha Parties and Contura) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such Holdings Common Stock or Class C-1 Common Stock, in exchange for (x) whole shares of Contura Common Stock to be issued as Merger Consideration, (y) cash in lieu of any fractional shares pursuant to Section 1.06 and (z) any dividends or other distributions payable pursuant to Section 2.01(c). Following surrender to the Exchange Agent of a Certificate or Book-Entry Share, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor, subject to the certificate requirements and discussion below in Section 5.17, (A) that number of whole shares of Contura Common Stock (after taking into account all Certificates or

Book-Entry Shares surrendered by such holder) to be issued as Merger Consideration to which such holder is entitled pursuant to Sections 1.05 (or uncertificated shares in book entry form), (B) payment by cash or check in lieu of fractional shares which such holder is entitled to receive pursuant to Section 1.06, and (C) any dividends or distributions payable pursuant to Section 2.01(c), and the Certificates or book entries evidencing the Book-Entry Shares so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount payable pursuant to Section 1.06 or Section 2.01(c) upon the surrender of the Certificates or Book-Entry Shares. If payment is to be made to a Person other than the Person in whose name the Certificate or Book-Entry Share surrendered is registered, it will be a condition of payment that the Certificate or Book-Entry Share so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or established to the satisfaction of Contura that such Tax has been paid or is not applicable. Subject to Section 1.07, from and after the Closing and until surrendered in accordance with the provisions of this Section 2.01, each Certificate or Book-Entry Share shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the Merger Consideration (and any amounts to be paid pursuant to Section 1.06 or Section 2.01(c)) upon such surrender, without any interest thereon and subject to any applicable withholding Tax pursuant to Section 5.17.

(c)           No dividends or other distributions with respect to shares of Contura Common Stock with a record date after the Closing shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Contura Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.06, until such Certificate or Book-Entry Share has been surrendered in accordance with this Section 2.01. Subject to applicable Law, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the record holder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Contura Common Stock issuable as Merger Consideration in exchange therefor pursuant to Sections 1.05, together with any cash payable in lieu of a fractional share of Contura Common Stock to which such holder is entitled pursuant to Section 1.06 and the amount of dividends or other distributions with a record date after the Closing theretofore paid with respect to such whole shares of Contura Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Closing and a payment date subsequent to such surrender payable with respect to such whole shares of Contura Common Stock.

(d)           If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Contura, the posting by such Person of a bond in such reasonable amount as Contura may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate such shares of Contura Common Stock to be issued as Merger Consideration as may be required pursuant to Section

2.01(b), cash for fractional shares pursuant to Section 1.06 and any dividends or distributions payable at such time pursuant to Section 2.01(c) with respect to the Holdings Common Stock or Class C-1 Common Stock formerly represented thereby.

(e)           Any portion of the Exchange Fund that remains unclaimed by the former holders of Holdings Common Stock and Class C-1 Common Stock for 12 months after the Closing shall be paid to Contura. Any former holder of Holdings Common Stock or Class C-1 Common Stock that has not complied with this Section 2.01 prior to the end of such 12-month period shall thereafter look only to Contura (subject to abandoned property, escheat or other similar Laws) but only as a general creditor thereof for payment of its claim for the Merger Consideration, any cash in lieu of fractional shares pursuant to Section 1.06 and any dividends or distributions payable pursuant to Section 2.01(c), without any interest thereon. All charges and expenses of the Exchange Agent incurred in connection with the exchange of Holdings Common Stock or Class C-1 Common Stock for the Merger Consideration, other than as provided in Section 5.17, shall be borne by Contura. Contura shall not be liable to any holder or former holder of Holdings Common Stock or Class C-1 Common Stock for any monies delivered from the Exchange Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar Law, any unclaimed funds payable with respect to such Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Contura, free and clear of all claims or interest of any Person previously entitled thereto.

(f)           All shares of Contura Common Stock issued upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article 2 and any cash paid pursuant to Section 1.06 or Section 2.01(c) shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the Holdings Common Stock or Class C-1 Common Stock previously represented by such Certificates or Book-Entry Shares.

Section 2.02.      Closing of Transfer Books. At the Closing, the stock transfer books of the ANR Parties shall be closed, and no transfer of Holdings Common Stock or Class C-1 Common Stock that were outstanding prior to the Closing shall thereafter be made. If, after the Closing, Certificates that were outstanding prior to the Closing are presented to Contura for transfer, they shall be cancelled and exchanged as provided in this Article 2.

Section 2.03.      Treatment of ANR Equity Awards.

(a)           Treatment of ANR Stock Options. Except as set forth in Section 5.01(n) of the Alpha Disclosure Schedule, immediately prior to the Second Effective Time, each compensatory option to purchase shares of Class C-1 Common Stock (each, an “ANR Stock Option”) that is outstanding immediately prior to the Second Effective Time, whether or not then vested, shall be converted automatically into such number of shares of Class C-1 Common Stock equal to the applicable ANR Option New Share

Amount.  ANR shall issue the applicable number of shares of Class C-1 Common Stock (the “Deliverable Option Shares”) to each holder of an ANR Stock Option as Book-Entry Shares, which shall be subject to applicable Tax withholding.  Each holder of an ANR Stock Option for whom there is a Tax withholding obligation shall be given the opportunity to elect, which election must be made not less than one Business Day prior to the beginning of the period during which the Per ANR Share Price will be measured, to satisfy the applicable Tax withholding on the Deliverable Option Shares (i) in cash delivered by such holder or (ii) by reduction in the number of Deliverable Option Shares, with such reduction calculated based on the Per ANR Share Price (and any shares of Class C-1 Common Stock used to satisfy such holder’s Tax withholding obligation shall not be issued to such holder or converted into shares of Contura Common Stock in accordance with Section 1.05(b)(iii)); provided that if no election is timely made, such holder shall be deemed to have elected to pay the withholding Tax by reduction in the number of Deliverable Option Shares pursuant to clause (ii). If an ANR Stock Option holder elects to pay the applicable withholding Tax in cash pursuant to clause (i), such holder will be required to make, at least one Business Day prior to the Second Effective Time and as a condition to the issuance to such holder of such shares of Contura Common Stock, a cash payment to ANR in an amount equal to the applicable Tax withholding amount (as calculated by ANR with the approval of Contura, which shall not be unreasonably withheld, conditioned or delayed), and such holder shall be required to make an additional payment (or receive reimbursement) promptly following the Second Effective Time to the extent the actual Tax withholding obligation is different than the cash payment made. At the Second Effective Time, any shares of Class C-1 Common Stock issued to a holder of an ANR Stock Option in accordance with this Section 2.03(a) shall be converted into shares of Contura Common Stock in accordance with Section 1.05(b)(iii); provided that Contura shall use commercially reasonable efforts to establish procedures that facilitate the prompt issuance of the applicable number of shares of Contura Common Stock to each individual that had held an ANR Stock Option. Prior to the Second Effective Time, the ANR Board or the compensation committee of the ANR Board, as applicable, shall adopt any resolutions and take any actions (including obtaining any applicable consents) which are reasonably necessary to effectuate the provisions of this Section 2.03(a).

(b)           Treatment of ANR RSUs. At the Second Effective Time, each outstanding restricted stock unit granted under any ANR Plan (each, an “ANR RSU”), whether or not then vested, shall be assumed by Contura and converted automatically into a restricted stock unit award (a “Contura RSU”) relating to a number of shares of Contura Common Stock equal to the product of (i) the number of ANR RSUs held by the holder thereof immediately prior to the Second Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded down to the nearest whole number of shares. Each Contura RSU shall otherwise have the same terms and conditions (including as to continued vesting) as were applicable to an ANR RSU immediately prior to the Second Effective Time.

Section 2.04.      Adjustments. If at any time during the period between the date of this Agreement and the Closing, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for shares of capital stock, of either Alpha Party or Contura shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Exchange Ratio shall be equitably adjusted, without duplication, to reflect such change; provided that nothing in this Section 2.04 shall be construed to permit either Alpha Party or Contura to take any action with respect to its respective securities that is prohibited by the terms of this Agreement.

Section 2.05.      Withholding Taxes. Notwithstanding any other provision of this Agreement, Contura shall be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the Mergers or this Agreement in accordance with Section 5.17 and Section 2.03(a), as applicable.

Article 3
Representations and Warranties of the Alpha Parties

Except as disclosed in the correspondingly numbered section of the disclosure letter dated the date of this Agreement and delivered by ANR to Contura with respect to this Agreement immediately prior to the execution of this Agreement (the “Alpha Disclosure Schedule”) (provided, however, that a matter disclosed in the Alpha Disclosure Schedule with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent it is reasonably apparent from the text of such disclosure that such disclosure applies to or qualifies such other representation or warranty), each Alpha Party represents and warrants to Contura as follows:

Section 3.01.      Organization and Qualification. (a) Each Alpha Party is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own its properties and conduct its business as currently conducted. Each Subsidiary of the Alpha Parties is a duly organized and validly existing entity in good standing (where applicable) under the Laws of its jurisdiction of organization, with all requisite entity power and authority to own its properties and conduct its business as currently conducted. Each Alpha Party and each of their respective Subsidiaries is duly qualified and in good standing as a foreign corporation or entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(b)           ANR has heretofore made available to Contura true, correct and complete copies of (i) the certificate of incorporation and bylaws of ANR as in effect on the date hereof, including all amendments thereto (respectively, the “ANR Certificate of Incorporation” and “ANR Bylaws”) and (ii) the certificate of incorporation and bylaws of Holdings as in effect on the date hereof, including all amendments thereto (respectively, the “Holdings Certificate of Incorporation” and “Holdings Bylaws”).

(c)           Holdings does not own any assets or properties other than 4,223,400 shares of Class C-2 Common Stock, and Holdings does not have, and has never had, any employees, has not engaged in any activities or business and has incurred no liabilities or obligations, in each case, other than those incident to its ownership of Class C-2 Common Stock.

Section 3.02.      Capitalization. (a) The authorized capital stock of Holdings consists of (i) 5,000,000 shares of common stock, par value $0.01 per share, of Holdings (“Holdings Common Stock”) (ii) 6,500,000 shares of Series A Preferred Stock, par value $0.01 per share, of Holdings (“Holdings Series A Preferred Stock”), and (iii) 300,000 shares of Series B Preferred Stock, par value $0.01 per share, of Holdings (“Holdings Series B Preferred Stock”, and together with Holdings Series A Preferred Stock, “Holdings Preferred Stock”). As of the close of business on April 20, 2018 (the “Capitalization Date”), (A) 4,223,290 shares of Holdings Common Stock and no shares of Holdings Preferred Stock were issued and outstanding, (B) no shares of Holdings Common Stock were held in Holdings’ treasury, (C) 6,500,000 shares of Holdings Series A Preferred Stock were held in Holdings’ treasury, and (D) 300,000 shares of Holdings Series B Preferred Stock were held in Holdings’ treasury. All of the outstanding shares of Holdings Common Stock have been duly authorized and, as applicable, validly issued and are fully paid, nonassessable and free of preemptive rights.

(b)           The authorized capital stock of ANR consists of (i) 50,000,000 shares of Class C-1 common stock, par value $0.01 per share, of ANR (“Class C-1 Common Stock”) and (ii) 4,223,400 shares of Class C-2 Common Stock, par value $0.01 per share, of ANR (the “Class C-2 Common Stock”, and together with Holdings Common Stock and Class C-1 Common Stock, “Alpha Capital Stock”). As of the close of business on the Capitalization Date, (A) 15,907,752 shares of Class C-1 Common Stock and 4,223,400 shares of Class C-2 Common Stock were issued and outstanding, (B) no shares of Class C-1 Common Stock and no shares of Class C-2 Common Stock were held in ANR’s treasury, and (C) 2,000,000 shares of Class C-1 Common Stock and no shares of Class C-2 Common Stock were issuable under ANR Plans. All of the outstanding shares of Class C-1 Common Stock and Class C-2 Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Holdings owns 4,223,400 shares of Class C-2 Common Stock free and clear of any Liens.

(c)           Section 3.02(c) of the Alpha Disclosure Schedule contains a true, correct and complete list, as of the Capitalization Date, of each outstanding ANR Stock Option and ANR RSU outstanding, the number of shares of Class C-1 Common Stock issuable thereunder or to which such award pertains, the expiration date, and the exercise or conversion price, if applicable, related thereto and, if applicable, the ANR Plan pursuant to which each such ANR Stock Option and ANR RSU was granted. Since the Capitalization Date, no Alpha Party has issued any capital stock (other than issuances permitted by Section 5.01 or upon the exercise of ANR Stock Options or settlement of

ANR RSUs outstanding on the Capitalization Date in accordance with their terms), granted any other Alpha Securities or entered into any other agreements or commitments to issue any Alpha Securities, and has not split, combined or reclassified any shares of its capital stock. All of the outstanding ANR Stock Options and ANR RSUs have been issued under, and are subject to the terms and conditions of, the ANR, Inc. 2017 Equity Incentive Plan (the “2017 Equity Plan”).

(d)           Except as set forth in Section 3.02(a) and (b) and except for ANR Stock Options and ANR RSUs set forth in Section 3.02(c) of the Alpha Disclosure Schedule, there are no outstanding (i) securities of any Alpha Party or any of their respective Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in any Alpha Party, (ii) options, restricted stock warrants, rights or other agreements or commitments to acquire from any Alpha Party or any of their respective Subsidiaries, or obligations of any Alpha Party or any of their respective Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Alpha Party, or bonds, debentures, notes or other evidences of Indebtedness having the right to vote on any matters on which stockholders of any Alpha Party may vote, (iii) obligations (contingent or otherwise) of any Alpha Party or any of their respective Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in any Alpha Security (the items in clauses (i), (ii) and (iii), together with the capital stock of the Alpha Parties, being referred to collectively as “Alpha Securities”), or (iv) obligations (contingent or otherwise) of any Alpha Party or any of their respective Subsidiaries to make any payments directly or indirectly based (in whole or in part) on the price or value of any Alpha Securities. There are no outstanding obligations, commitments or arrangements, contingent or otherwise, of any Alpha Party or any of their Subsidiaries to purchase, redeem or otherwise acquire any Alpha Securities. There are no voting trusts or other agreements or understandings to which any Alpha Party or any of their respective Subsidiaries is a party (or, to the knowledge of any Alpha Party, to which any other Person is a party) with respect to the voting of capital stock or other voting securities of any Alpha Party.

(e)           Section 3.02(e) of the Alpha Disclosure Schedule sets forth a complete and accurate list of the Subsidiaries of ANR. ANR, alone or together with one or more of its wholly owned Subsidiaries, is the record and beneficial owner of all the equity interests of each of its Subsidiaries, in each case free and clear of any Lien (other than Liens arising under applicable securities Laws). With respect to each Subsidiary of ANR, there are no outstanding (i) securities of any Alpha Party or any of their respective Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in any Subsidiary of ANR, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from any Alpha Party or any of their respective Subsidiaries, or obligations of any Alpha Party or any of their respective Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of ANR, (iii) obligations of any Alpha Party or any of their respective Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in any Subsidiary of ANR (the items in clauses (i), (ii) and (iii), together with the capital stock or other equity interests of such Subsidiaries, being referred to collectively as “Alpha Subsidiary Securities”), or (iv) obligations of any Alpha Party or any of their respective Subsidiaries to make any payment directly or indirectly based (in whole or in part) on the price or value of any Alpha Subsidiary Securities. There are no outstanding obligations, contingent or otherwise, of any Alpha Party or any of their respective Subsidiaries to purchase, redeem or otherwise acquire any outstanding Alpha Subsidiary Securities. There are no voting trusts or other agreements or understandings to which any Alpha Party or any of their respective Subsidiaries is a party (or, to the knowledge of any Alpha Party, to which any other Person is a party) with respect to the voting of capital stock or other voting securities of any Subsidiary of ANR. Prior to the date hereof, ANR has made available to Contura complete and accurate copies of the charter and bylaws or other organizational documents of each Subsidiary of ANR.

(f)           ANR does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in any entity which is not a Subsidiary of ANR.

Section 3.03.      Authority for this Agreement; Board Action. (a) Holdings has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby to which Holdings is a party. The execution and delivery of this Agreement by Holdings and the consummation by Holdings of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Holdings (the “Holdings Board”), including the adoption by the Holdings Board of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement as it relates to the Holdings Merger, and no other corporate proceedings on the part of Holdings are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to completion of the Holdings Merger, the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the Holdings Stockholder Approval prior to the consummation of the Holdings Merger and the filing of the Holdings Certificate of Merger with the Secretary of State as required by the DGCL. This Agreement has been duly and validly executed and delivered by Holdings and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of Holdings, enforceable against Holdings in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)           The Holdings Board (at a meeting or meetings duly called and held) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Holdings Merger, are advisable and fair to, and in the best interests of, Holdings and its stockholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement as it relates to the Holdings Merger, (iii) subject to the last sentence of Section 5.05(a), directed that the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the Holdings Merger contained in this Agreement be submitted to the stockholders of Holdings for adoption, and (iv) subject to Sections 5.03(d) and (e), resolved to recommend the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the Holdings Merger contained in this Agreement by the stockholders of Holdings (the “Holdings Board Recommendation”), which actions and resolutions, subject to Sections 5.03(d) and (e), have not been subsequently rescinded, modified or withdrawn in any way.

(c)           ANR has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby to which ANR is a party. The execution and delivery of this Agreement by ANR and the consummation by ANR of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of ANR (the “ANR Board”), including the adoption by the ANR Board of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement as it relates to the ANR Merger, and no other corporate proceedings on the part of ANR are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to completion of the ANR Merger, the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the ANR Stockholder Approval prior to the consummation of the ANR Merger and the filing of the ANR Certificate of Merger with the Secretary of State as required by the DGCL. This Agreement has been duly and validly executed and delivered by ANR and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of ANR, enforceable against ANR in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d)           The ANR Board (at a meeting or meetings duly called and held) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the ANR Merger, are advisable and fair to, and in the best interests of, ANR and its stockholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement as it relates to the ANR Merger, (iii) subject to the last sentence of Section 5.05(a), directed that the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the ANR Merger contained in this Agreement be submitted to the stockholders of ANR for adoption, and (iv) subject to Sections 5.03(d) and (e), resolved to recommend the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the ANR Merger contained in this Agreement by the stockholders of ANR (the “ANR Board Recommendation”, and together with the Holdings Board Recommendation, the “Alpha Board Recommendations”), which actions and resolutions, subject to Sections 5.03(d) and (e), have not been subsequently rescinded, modified or withdrawn in any way.

Section 3.04.      Consents and Approvals; No Violation. (a) Neither the execution and delivery of this Agreement by any Alpha Party nor the consummation of the transactions contemplated hereby by any Alpha Party will (i) violate or conflict with or result in any breach of any provision of the ANR Certificate of Incorporation, the Holdings Certificate of Incorporation, the ANR Bylaws or the Holdings Bylaws, (ii) assuming all consents, approvals and authorizations contemplated by clauses (i) through (iv) of Section 3.04(b) have been obtained, and all filings described in such clauses have been made, in any material respect conflict with or violate any order, writ, injunction, decree, judgment, determination, requirement, award, stipulation, statute, rule or regulation of any Governmental Entity (“Law”) applicable to any Alpha Party or any of their respective Subsidiaries or by which any of their respective assets are bound, (iii) violate, conflict with or result in a breach of, or require any consent, waiver or approval under, or result in a default or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under, any of the terms, conditions or provisions of any note, bond, mortgage, lease, license, agreement, contract, indenture or other instrument or obligation (“Contract”) to which any Alpha Party or any of their respective Subsidiaries is a party or by which any Alpha Party or any of their respective Subsidiaries or any of their respective assets are bound, or (iv) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any asset of any Alpha Party or any of their respective Subsidiaries, except in the case of clauses (iii) and (iv), as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(b)           The execution, delivery and performance of this Agreement by the Alpha Parties and the consummation of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority, agency, commission, tribunal or body (a “Governmental Entity”), except (i) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of the Form S-4 and such other reports and filings as are required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (iii) the filing of the Certificates of Merger with the Secretary of State as required by the DGCL, (iv) such governmental consents, qualifications or filings as are customarily obtained or made in connection with the transfer of interests or the change of control of ownership in coal mining properties, including notices and consents relating to or in connection with mining, reclamation, nuclear material, radio communications and environmental Permits, in each case under the applicable Laws of West Virginia, Pennsylvania, Virginia, Kentucky, Utah, Tennessee, Illinois, Indiana and the United States of America and (v)

any such consent, approval, authorization, permit, filing, or notification the failure of which to make or obtain would not have or reasonably be expected to be material.

Section 3.05.      Financial Statements. (a) All of the Subsidiaries of ANR are consolidated for accounting purposes. ANR has delivered to Contura the audited consolidated financial statements (including the related notes thereto) of ANR for the fiscal year ended December 31, 2017 (the “Balance Sheet Date”) (the “Alpha Financial Statements”), and the Alpha Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of ANR and its Subsidiaries as of their respective dates, and the consolidated income, stockholders’ equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein.

(b)           The records, systems, controls, data and information of ANR and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of ANR or its accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the system of internal accounting controls described below in this Section. ANR has implemented and maintain a system of internal controls that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with GAAP, and such system of internal controls is effective. ANR has disclosed, based on its most recent evaluation of its system of internal controls prior to the date of this Agreement, to their outside auditors and the audit committees of the ANR Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls reporting that would reasonably be expected to adversely affect ANR’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in ANR’s internal controls over financial reporting. Prior to the date hereof, a true, correct and complete summary of any such disclosures made to ANR’s auditors and the audit committee of the ANR Board has been provided to Contura.

(c)           Since July 26, 2016, neither ANR nor any of its Subsidiaries or, to the knowledge of ANR, any director, officer, employee, auditor, accountant or representative of ANR or its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of ANR or its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that ANR or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and no attorney representing ANR or any of its Subsidiaries, whether or not employed by ANR or any of its Subsidiaries, has reported evidence of a material violation of securities Law, breach of fiduciary duty or similar violation by ANR or any of its Subsidiaries or any of its officers, directors, employees or agents to the ANR Board or any committee thereof or to any director or officer of ANR or any of its Subsidiaries.

(d)           No Alpha Party nor any of their respective Subsidiaries has any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, other than liabilities (i) as and to the extent reflected or reserved against on the consolidated balance sheet of ANR dated as of the Balance Sheet Date included in the Alpha Financial Statements, (ii) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, or (iii) that would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

Section 3.06.      Absence of Certain Changes. (a) Since the Balance Sheet Date, the Alpha Parties and their respective Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and no Alpha Party nor any of their respective Subsidiaries has taken any action since the Balance Sheet Date that, if taken after the date of this Agreement without the prior written consent of Contura, would constitute a breach of Section 5.01.

(b)           Since the Balance Sheet Date, there has not been any change, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

Section 3.07.      Information Supplied; Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of any Alpha Party for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Contura in connection with the issuance of Contura Common Stock for the Mergers (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act of 1933, as amended (the “Securities Act”), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the joint proxy statement relating to the Alpha Special Meetings (such proxy statement, as amended or supplemented from time to time, the “Joint Proxy Statement”) will, at the date such Joint Proxy Statement is first mailed to the stockholders of the Alpha Parties or at the time of the Alpha Special Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 3.07, no representation or warranty is made by the Alpha Parties with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied in writing by or on behalf of the Alpha Parties.

Section 3.08.      Employee Benefits Matters. (a) Section 3.08(a) of the Alpha Disclosure Schedule contains a true, correct and complete list of all ANR Plans in effect on the date hereof. Prior to the date of this Agreement, ANR has provided or made available to Contura true, correct and complete copies as in effect on the date hereof of each of the following with respect to each such ANR Plan, as applicable: (i) the plan document or agreement or, with respect to any ANR Plan that is not in writing, a description of the material terms thereof; (ii) any summary plan description required to be furnished to participants pursuant to ERISA; (iii) the most recent annual report, actuarial report, financial report and/or communication to the U.S. Department of Labor or the Pension Benefits Guarantee Corporation, if any; (iv) all amendments or modifications to any such documents; (v) the most recent determination letter received from the Internal Revenue Service with respect to each ANR Plan that is intended to be a “qualified plan” under Section 401 of the Code; and (vi) the most recent required Internal Revenue Service Form 5500, including all schedules thereto.

(b)           Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, with respect to each ANR Plan, (i) since July 26, 2016, all expenses, contributions, premiums or payments required to be made to, under or with respect to such ANR Plan have been timely made and all amounts properly accrued to date or as of the Closing as liabilities of any Alpha Party or any of their respective Subsidiaries which are not yet due have been properly recorded on the books of the Alpha Parties and, to the extent required by GAAP, adequate reserves are reflected on the financial statements of the Alpha Parties, (ii) since July 26, 2016, each such ANR Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service with respect to such qualification, and, to the knowledge of any Alpha Party, nothing has occurred since the date of such letter that has affected, or would reasonably be expected to adversely affect, such qualification, (iii) since July 26, 2016, with respect to any ANR Plan maintained outside the United States, all applicable foreign qualifications or registration requirements have been satisfied, (iv)  there are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of any Alpha Party, threatened or anticipated with respect to such ANR Plan, any fiduciaries of such ANR Plan with respect to their duties to any ANR Plan, or against the assets of such ANR Plan or any trust maintained in connection with such ANR Plan, (v) since July 26, 2016, such ANR Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws and regulations, including ERISA and the Code, and (vi) there is not now, and to the knowledge of any Alpha Party there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a ANR Plan or the imposition of any pledge, lien, security interest or encumbrance on the assets of any Alpha Party or any of their respective Subsidiaries or any of their respective ERISA Affiliates under ERISA, the Pension Protection Act or the Code, or similar Laws of foreign jurisdictions.

(c)           No Alpha Party or any of their respective Subsidiaries or any of their ERISA Affiliates, (i) has, since July 26, 2016, sponsored, maintained or contributed to, or has ever had any obligation to contribute to, (A) any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 302 or Title IV of

ERISA or Section 412 of the Code or (B) a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA or a “multiple employer plan” within the meaning of Sections 4063/4064 of ERISA or Section 413(c) of the Code, or (ii) has, since July 26, 2016, incurred or reasonably expects to incur any direct or indirect liability pursuant to Title IV of ERISA (including any Controlled Group Liability).

(d)           To the knowledge of any Alpha Party, no ANR Plan is under audit or is the subject of an investigation, in each case by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or threatened.

(e)           Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of any Alpha Party or any of their respective Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

(f)           To the knowledge of any Alpha Party, all ANR Stock Options and ANR RSUs have been granted in compliance with the terms of the applicable ANR Plans, with applicable Law, and with the applicable provisions of the Alpha Certificate of Incorporation or the Alpha Bylaws as in effect at the applicable time.

(g)           Each ANR Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with applicable Law, including Section 409A of the Code.

(h)           No Alpha Party has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, consultant, director or individual independent contractor of any Alpha Party (each, an “Alpha Service Provider”) for any Tax incurred by such individual, including under Section 280G, 409A or 4999 of the Code.

(i)           No Alpha Party has any current or projected liability for, and no ANR Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any Alpha Service Provider (other than coverage mandated by applicable Law, including COBRA).

Section 3.09.      Employees. (a) Section 3.09(a) of the Alpha Disclosure Schedule sets forth, (i) for each current Alpha Service Provider who is classified as an employee, such employee’s name, employer, title, supervisor, hire date, years of service, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual, bi-annual, quarterly or monthly bonus received and current annual, bi-annual, quarterly or monthly bonus opportunity, retention incentives, and total compensation amount, including fringe benefits and (ii) for each current Alpha Service Provider who is classified as an independent contractor, such individual’s name, engaging entity, title, supervisor, engagement date, location, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), annual wage rate, most recent annual or quarterly bonus received and current annual or quarterly bonus opportunity.

(b)           Section 3.09(b) of the Alpha Disclosure Schedule sets forth each collective bargaining agreement or any labor union contract with respect to employees in the United States to or by which any of the Alpha Parties or their respective Subsidiaries is a party or bound. A true and correct copy of each such agreement has been provided to Contura, together with a true and correct copy of all recall panels. There are, and since July 26, 2016 there have been, no actual or, to the knowledge of any Alpha Party, threatened, labor strikes, disputes, walkouts, work stoppages, slowdowns, or lockouts with respect to employees of any Alpha Party or any of their respective Subsidiaries. No material or class action labor grievance or arbitration demand or proceeding, or unfair labor practice charge or proceeding, whether or not filed pursuant to a collective bargaining agreement, has been filed since July 26, 2016, is pending or, to the knowledge of any Alpha Party, is threatened against any Alpha Party or their respective Subsidiaries.

(c)           Each Alpha Party and each of their respective Subsidiaries are, and since July 26, 2016 have been, in all material respects compliance with all applicable local, state, federal and foreign Laws relating to labor and employment, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations. There are, and since July 26, 2016 there have been, no material complaints, lawsuits, arbitrations, administrative proceedings, or other Proceedings pending or, to the knowledge of any Alpha Party, threatened against any Alpha Party or any of their respective Subsidiaries brought by or on behalf of or material settlements entered into by an Alpha Party with any applicant for employment, any current or former Alpha Service Provider, any person alleging to be a current or former Alpha Service Provider, any class of the foregoing, or any Governmental Entity, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment or engagement, or alleging any other discriminatory, wrongful or tortuous conduct in connection with the employment or service relationship.

(d)           Since July 26, 2016, no Alpha Party or any of their current Subsidiaries has incurred any liability or obligation which remains unsatisfied under the Worker Adjustment and Retraining Notification Act or any state or local Laws regarding the termination or layoff of employees (“WARN”).

Section 3.10.      Litigation. (a) There is no claim, action, suit, proceeding, arbitration or mediation by or before any Governmental Entity (each, a “Proceeding”) pending (or, to the knowledge of any Alpha Party, threatened), nor, to the knowledge of any Alpha Party, is any investigation by any Governmental Entity pending or threatened (other than any such Proceeding or governmental investigation that challenges or seeks to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby), to which any Alpha Party or any of their respective Subsidiaries is a party or against any Alpha Party or any of their respective Subsidiaries or any of its or their properties or assets that (i) involves an amount in controversy in excess of $500,000, (ii) seeks injunctive or other non-monetary relief, or (iii) would have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. As of the date hereof, there are no Proceedings pending or, to the knowledge of any Alpha Party, threatened, nor, to the knowledge of any Alpha Party, are there any investigations by any Governmental Entity pending or threatened, against any Alpha Party or any of their respective Subsidiaries challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby. No Alpha Party nor any of their respective Subsidiaries nor any of their respective properties or assets is subject to any outstanding order, writ, injunction or decree of any Governmental Entity, except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(b)           Section 3.10(b) of the Alpha Disclosure Schedule sets forth an accurate and complete list of each Proceeding or governmental investigation resolved or settled since July 26, 2016 and prior to the date of this Agreement and requiring payment by any Alpha Party or any of their respective Subsidiaries in excess of $500,000 or involving the imposition on any Alpha Party or any of their respective Subsidiaries of injunctive or other nonmonetary relief.

(c)           Section 3.10(c) of the Alpha Disclosure Schedule sets forth an accurate and complete list of each Proceeding to which any Alpha Party or any of their respective Subsidiaries is a party or effecting any Alpha Party or any of their respective Subsidiaries or any of its or their properties or assets, in each case arising from or relating to the bankruptcy cases commenced in the United States Bankruptcy Court for the Eastern District of Virginia (“Bankruptcy Court”) under chapter 11 of the Bankruptcy Code and captioned as In re Alpha Natural Resources, Inc., et al., No. 15-33896 (KRH) (Bankr. E.D. Va.) (the “Bankruptcy Cases”).

(d)           To the knowledge of any Alpha Party, (i) no officer or director of any Alpha Party or any of their respective Subsidiaries is a defendant in any Proceeding or governmental investigation in connection with his or her status as an officer or director of any Alpha Party or any of their respective Subsidiaries, and (ii) no such Proceeding or governmental investigation is threatened in writing.

Section 3.11.      Tax Matters. (a) All material Tax Returns required by applicable Law to be filed with any Taxing Authority by or with respect to the Alpha Parties or any of their Subsidiaries since July 26, 2016 have been filed when due (taking into account extensions validly obtained) and all such Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects.

(b)           The Alpha Parties and their Subsidiaries have paid (or have had paid on their behalf) or have withheld and remitted to the appropriate Taxing Authority all material Taxes attributable to Holdings that were due and payable since July 26, 2016 or where payment is not yet due, have established an adequate accrual, in accordance with GAAP and past custom and practice of the Alpha Parties and their Subsidiaries, for all Taxes through the end of the last period for which the Alpha Parties and their Subsidiaries ordinarily record items on their respective books and records.

(c)           There is no audit, investigation, claim, suit, proceeding or assessment in respect of Taxes or material Tax assets now pending or, to the knowledge of an Alpha Party, threatened in writing against an Alpha Party or any of its Subsidiaries.

(d)           There are no agreements or arrangements in effect to extend the period of limitations for the assessment or collection of any Tax for which an Alpha Party or any of its Subsidiaries may be liable, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of foreign, state or local Law).

(e)           No claim has been made since July 26, 2016 by any Taxing Authority in a jurisdiction where neither an Alpha Party nor any of its Subsidiaries has filed Tax Returns that an Alpha Party or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(f)           Section 3.11(f) of the Alpha Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which an Alpha Party or any of its Subsidiaries currently file Tax Returns.

(g)           During the five-year period ending on the date hereof, no Alpha Party or any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h)           None of the Alpha Parties nor any of their Subsidiaries has engaged in a “listed transaction” (as defined in Treasury Regulation Section 1.6011-4).

(i)           The Alpha Parties and their Subsidiaries have withheld from payments to their employees, independent contractors, creditors, stockholders and any other applicable person (and timely paid to the appropriate Taxing Authority) all material amounts required by applicable Tax Law to be withheld and paid for all periods since July 26, 2016 through the date of this Agreement, except with respect to amounts that are being contested in good faith by appropriate proceedings, and have complied in all material respects with all applicable Laws relating to information reporting.

(j)           None of the Alpha Parties nor any of their Subsidiaries have taken or agreed to take any action, or are aware of any fact or circumstance, that would reasonably be expected to prevent either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k)           Section 3.11(k) of the Alpha Disclosure Schedule contains a list of all Tax sharing and Tax indemnification agreements entered into after July 26, 2016 and currently in effect as to which any Person other than an Alpha Party or any of its Subsidiaries is a party. There is no claim now pending or, to the knowledge of an Alpha Party, threatened in writing against an Alpha Party or any of its Subsidiaries for payment or indemnification in respect of Taxes pursuant to any such Tax sharing or Tax indemnification agreement. For purposes of this representation, commercial agreements or Contracts not primarily related to Taxes shall not be considered Tax sharing or Tax indemnification agreements

(l)           For purposes of this Agreement: “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, and (ii)  liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the First Effective Time a member of an affiliated, consolidated, combined or unitary group for Tax purposes. “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

Section 3.12.      Compliance with Law. Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Subsidiary and each of their respective Subsidiaries is and has been since July 26, 2016 in compliance with all Laws applicable to the conduct of the business of any Alpha Party or any of their respective Subsidiaries or by which any assets of any Alpha Party or any of their respective Subsidiaries are bound or affected.

Section 3.13.      Permits; Surety Bonds. (a) Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect:

(i)         Each Alpha Party and each of their respective Subsidiaries have all Permits required under applicable Laws to own, lease, develop or operate their real properties and assets or to conduct their businesses as conducted on the date hereof (including Permits relating to underground mining, surface mining, highwall mining and auger mining, processing, sale or transporting of coal and coal byproducts, or activities defined under the Surface Mining Control and Reclamation Act of 1977, as amended, as “surface coal mining operations”)

(collectively, the “Alpha Permits”) and each Alpha Permit is in full force and effect;

(ii)         each Alpha Party and each of their respective Subsidiaries is and since July 26, 2016 has been in compliance with the terms and conditions of the Alpha Permits; and

(iii)         since July 26, 2016, no Alpha Party or any of their respective Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw, modify in any adverse respect or limit any of the Alpha Permits and, to the knowledge of any Alpha Party, there are no circumstances or conditions providing grounds for any suspension, revocation, withdrawal, adverse modification or limitation on any of the Alpha Permits.

(b)           Since July 26, 2016, no Alpha Party or any of their respective Subsidiaries has been notified in writing by the Federal Office of Surface Mining or the agency of any state administering the Surface Mining Control and Reclamation Act of 1977, as amended (or any comparable state statute) that it is (i) ineligible to receive additional surface mining Permits or (ii) under investigation to determine whether its eligibility to receive such Permits should be “permit blocked.”

(c)           Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect:

(i)         there are no applications for new Permits (for the avoidance of doubt, not including amendments, renewals, extensions or other modifications of existing Alpha Permits) other than those set forth in Section 3.13(c) of the Alpha Disclosure Schedule (the “Alpha Permit Applications”);

(ii)         each of the Alpha Permit Applications has been made in accordance with applicable Laws, subject to such changes as may be requested by a Governmental Entity as part of the permit review process; and

(iii)         except for changes requested by a Governmental Entity as part of the permit review process, which changes can be readily implemented by the Alpha Parties or their Subsidiaries, as applicable, no Alpha Party or any of their respective Subsidiaries has received any written notice from any Governmental Entity indicating that any of the Alpha Permit Applications will not be granted.

(d)           Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Party and their respective Subsidiaries have posted all deposits, letters of credit, trust funds, bid bonds, performance bonds, reclamation bonds and surety bonds (and all such similar undertakings) (collectively, the “Surety Bonds”) required to be posted in connection with their operations and pursuant to the Alpha Permits. All Surety Bonds posted by each Alpha Party and their respective Subsidiaries in connection with its respective operations are defined as the “Alpha Surety Bonds.” Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Party and their respective Subsidiaries is in compliance with all Alpha Surety Bonds applicable to it.

(e)           Without limiting the generality of the foregoing, the operation of the coal mining and processing operations of each Alpha Party and their respective Subsidiaries and the state of reclamation with respect to each of their Alpha Permits is “current” with respect to the reclamation obligations required by the Alpha Permits and otherwise are in compliance with the Alpha Permits and all applicable mining, reclamation and other similar Laws, except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

Section 3.14.      Environmental Matters. (a) Except as would not reasonably be expected to be material, individually or in the aggregate, each Alpha Party and their respective Subsidiaries (x) is and since July 26, 2016 has been in compliance with applicable Environmental Laws, (y) holds and is and since July 26, 2016 has been in compliance with all Permits required under Environmental Laws for the conduct of its business and activities as currently conducted (the “Alpha Environmental Permits”) and (z) is and since July 26, 2016 has been in compliance with the EPA Consent Decree and all other agreements or commitments entered into with any governmental authority. All Alpha Environmental Permits are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Alpha Environmental Permits.

(b)           No Alpha Party or any of their respective Subsidiaries is the subject of any Environmental Claim, and no Environmental Claim is pending or, to the knowledge of any Alpha Party, threatened against any Alpha Party or any of their respective Subsidiaries or against any Person whose liability for the Environmental Claim was retained or assumed by Contract or by operation of Law or pursuant to any order issued by any Governmental Entity, in each case, by any Alpha Party or any of their respective Subsidiaries.

(c)           No Hazardous Materials are present at, on, under or emanating from any properties or facilities currently leased, operated or used or, to the knowledge of any Alpha Party, previously owned, leased, operated or used, in circumstances that would reasonably be expected to form the basis for an Environmental Claim against, or a requirement for investigation pursuant to applicable Environmental Law by, any Alpha Party or any of their respective Subsidiaries.

(d)           To the knowledge of any Alpha Party, no property presently owned, leased or operated by any Alpha Party or any of their respective Subsidiaries contains any (x) landfills, surface impoundments, disposal areas or radioactive materials (except to the extent such land use or material is allowed pursuant to applicable Permits), (y) underground storage tanks or aboveground storage tanks or (z) asbestos or asbestos-containing material, polychlorinated biphenyls, and no such property is listed or proposed for listing on the National Priorities List or any similar list issued by a

Governmental Entity of sites where remedial action is or is reasonably expected to be necessary.

(e)           No Alpha Party or any of their respective Subsidiaries has Released, disposed of, or arranged to dispose of, any Hazardous Materials in a manner, or to a location, that would reasonably be expected to result in an Environmental Claim.

(f)           No material Lien imposed by any Governmental Entity having jurisdiction pursuant to any Environmental Law is currently outstanding as to any assets owned, leased or operated by any Alpha Party or any of their respective Subsidiaries except for Liens imposed in connection with any Alpha Surety Bonds.

(g)           Except for Alpha Surety Bonds posted in the ordinary course of business and the surety agreements related thereto, no financial assurance obligation is in force as to any property or facility owned, leased or operated by any Alpha Party or any of their respective Subsidiaries.

(h)           Each Alpha Party and their respective Subsidiaries have no obligation or liability by Contract relating to or arising under Environmental Law.

(i)           For purposes of the Agreement:

(i)         “Environment” means any ambient, workplace or indoor air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life, natural resources, and the sewer, septic and waste treatment, storage and disposal systems servicing real property or physical buildings or structures.

(ii)         “Environmental Claim” means any claim, cause of action, investigation (other than an investigation voluntarily conducted or commissioned by the subject of such investigation) or notice by any Person, including any Governmental Entity having jurisdiction, alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, or fines or penalties) based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Materials at any location, or (B) any Environmental Law, including the alleged or actual violation thereof.

(iii)         “Environmental Law” means any Law (including common law) or any binding Contract, memorandum of understanding or commitment letter issued or entered by or with any Governmental Entity or Person relating to: (A) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (B) the protection of human health or the exposure of employees or third parties to any Hazardous Materials, (C) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (D) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials, or (E) the presence of Hazardous Materials in any building, physical structure, product or fixture.

(iv)         “Hazardous Materials” means all materials, chemicals, wastes, compounds and substances in any form defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, toxic mold, or otherwise regulated or defined as hazardous, toxic or words of similar import under any Environmental Law.

(v)         “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor Environment, or into or out of any property, including movement through air, soil, surface water, groundwater or property.

Section 3.15.      Intellectual Property. (a) Each Alpha Party and their respective Subsidiaries own or possess, or are validly licensed or otherwise have the right to obtain ownership or possession and to currently use, any and all patents, patent rights, inventions and discoveries (whether or not patentable or reduced to practice), trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos, Copyrights, trade secrets, licenses and all other confidential or proprietary information and know-how, whether or not reduced to writing or any other tangible form, and any and all other proprietary intellectual property rights arising under the Laws of the United States (including any state or territory), any other country or group of countries or any political subdivision of any of the foregoing, whether registered or unregistered, and registrations and applications for registration of any of the foregoing (collectively, “Intellectual Property Rights”) used or held for use in, or otherwise reasonably necessary for, the conduct of the business of any Alpha Party or any of their respective Subsidiaries (the “Alpha Intellectual Property”).

(b)           Except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect, (i) the Alpha Parties and their respective Subsidiaries are the sole and exclusive owners of all Intellectual Property Rights owned or purported to be owned by any Alpha Party or by a Subsidiary of any Alpha Party (collectively, “Alpha Owned Intellectual Property”) and no such Alpha Owned Intellectual Property (A) is the subject of any pending or, to the knowledge of any Alpha Party, threatened interference, opposition or other Proceeding or (B) has been adjudged invalid or unenforceable in whole or part, (ii) the conduct of the business of the Alpha Parties or their respective Subsidiaries does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated any Intellectual Property Rights of any third party, and (iii) the execution, delivery and performance of this Agreement by the Alpha Parties and the consummation of the transactions contemplated hereby will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Alpha Intellectual Property, impair the right of any Alpha Party or a Subsidiary of any Alpha Party to make, use, sell, license, dispose of or otherwise exploit, or to bring any action for the infringement, misappropriation or other violation of, any Alpha Owned Intellectual Property, or impair the right of any Alpha Party or any of their respective Subsidiaries to use the Alpha Owned Intellectual Property in the conduct of their businesses as currently conducted.

(c)           The Alpha Parties and their respective Subsidiaries have used commercially reasonable efforts to maintain, protect, defend and enforce all material Alpha Owned Intellectual Property; provided that, without limiting Section 5.01, nothing herein shall be deemed to have required an Alpha Party or Subsidiary thereof to register or apply to register or to maintain, protect, defend or enforce any Alpha Owned Intellectual Property, except where the failure to do so would result in an Alpha Material Adverse Effect.

(d)           No Alpha Party or any of their respective Subsidiaries is experiencing any material defects in the Computer Software or hardware used in its business as it is currently conducted, including any material error or omission in the processing of any transactions.

(e)           For the purposes of this Agreement, “Computer Software” means all computer software (including programs and applications, object and source code, databases, algorithms, and documentation therefor, in each case including all Copyrights therefor), and “Copyrights” means all works of authorship, whether copyrightable or not, copyrights, and mask works, and registrations and applications for registration of any of the foregoing.

Section 3.16.      Real Property; Personal Property. (a) For the purpose of the Agreement:

(i)         “Alpha Owned Real Property” means all real property and other right, title and other interests in land, including coal, mineral, mining, water and surface rights, easements, rights of way and options, owned by any Alpha Party or any of their respective Subsidiaries, together with all improvements and fixtures located thereon or appurtenant thereto;

(ii)         “Alpha Leased Real Property” means all real property and other right, title and other interests in land, including coal, mineral, mining, water and surface rights, easements, rights of way and options, leased, subleased, licensed or otherwise used by any Alpha Party or any of their respective Subsidiaries as lessee, licensee or grantee (each such lease, sublease, license or other use agreement, an “Alpha Lease”), together with all improvements and fixtures located thereon or appurtenant thereto; and

(iii)         “Alpha Real Property” means the Alpha Owned Real Property and the Alpha Leased Real Property.

(b)           Section 3.16(b) of the Alpha Disclosure Schedule sets forth a true, accurate and complete list of all Alpha Owned Real Property with a value of $1,000,000 or more. (i) The Alpha Real Property includes all of the land, buildings, structures and fixtures located thereon and all easements, rights of way, options, coal, mineral, mining, water, surface and other rights and interests appurtenant thereto necessary for the use by any Alpha Party and their respective Subsidiaries in the conduct of their business as currently conducted in all material respects; (ii) an Alpha Party or one of their Subsidiaries has good and marketable title to, or has a valid leasehold interest in, all Alpha Real Property (subject in all cases to Permitted Liens), except where the failure to have such title or interest could not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect; (iii) all Alpha Owned Real Property is owned by an Alpha Party or one of their Subsidiaries, free and clear of all Liens other than Permitted Liens or any other Liens that would not have, individually or in the aggregate, an Alpha Material Adverse Effect; (iv) an Alpha Party or one of their Subsidiaries has a valid leasehold interest in or easement or other property interest in, and to, and enjoys peaceful and undisturbed possession of all Alpha Leased Real Property on which it is currently conducting operations and, except where the failure to have such possession would not have, individually or in the aggregate, an Alpha Material Adverse Effect, each Alpha Party and their respective Subsidiaries has complied with all of its obligations under such leases and all such Leases are in full force and effect and are free and clear of all Liens other than Permitted Liens; and (v) an Alpha Party or one of their Subsidiaries has adequate rights of ingress and egress to all Alpha Real Property on which it is currently conducting operations, except where the failure to have such access would not have, individually or in the aggregate, an Alpha Material Adverse Effect, sufficient to access and exercise its rights with respect to such Alpha Real Property.

(c)           With respect to the Alpha Real Property:

(i)         to the knowledge of any Alpha Party, there are no pending or threatened Proceedings to take all or any portion of the Alpha Real Property or any interest therein by eminent domain or any condemnation proceeding or any sale or disposition in lieu thereof;

(ii)         there are no outstanding options, rights of reverter, rights of first offer, rights of first refusal or contracts granted by any Alpha Party or any of their respective Subsidiaries to purchase or lease any material portion of such Alpha Real Property (other than such options or rights granted in the ordinary course of business);

(iii)         there are no leases or other contracts granting to any Person (other than any Alpha Party or any of their respective Subsidiaries) the right of use or occupancy of any material portion of any Alpha Real Property, other than those granted or incurred in the ordinary course of business, that do not, in the aggregate, interfere in any material respect with the ordinary conduct of the business of the Alpha Parties or their respective Subsidiaries at the Alpha Real Property affected thereby;

(iv)         all material buildings, structures, fixtures, building systems and equipment included in the Alpha Real Property that are currently in use (the “Alpha Improvements”) are in operating condition in all material respects, subject to reasonable wear and tear, and, to the knowledge of any Alpha Party, there are no facts or conditions affecting any of the Alpha Improvements that would materially and adversely interfere with the use or occupancy of the Alpha Improvements or any portion thereof in the operation of the business of the Alpha Parties and their respective Subsidiaries as presently conducted thereon;

(v)         to the knowledge of any Alpha Party, the present use of the Alpha Real Property (including the Alpha Improvements) is, and the Alpha Improvements themselves are, in substantial conformity with all recorded deeds, restrictions of record and other agreements affecting such Alpha Real Property, and to the knowledge of any Alpha Party there are no material violations thereof;

(vi)         to the knowledge of any Alpha Party, there are no currently proposed or pending assessments materially and adversely affecting the Alpha Real Property, whether for public improvements or otherwise;

(vii)         there are no outstanding Contracts or other obligations (including options) entered into by any Alpha Party or any of their respective Subsidiaries for the sale, exchange, encumbrance or transfer of any of the Alpha Real Property, or any portion of it, that are material to the Alpha Parties and their respective Subsidiaries taken as a whole; and

(viii)         to the knowledge of any Alpha Party, with respect to each Alpha Real Property on which significant surface Alpha Improvements are located, there are no rights or claims of parties in possession not shown by the public records, encroachments, overlaps, boundary line disputes or other matters which would be disclosed by an accurate survey or inspection of the premises except as could not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(d)           To the knowledge of any Alpha Party, the coal reserves currently mined by the Alpha Parties and their respective Subsidiaries that are owned or leased by any of them are not subject to the mining rights of any other Person with respect to such coal reserves and no Alpha Party or any of their respective Subsidiaries has received a notice of claim to such effect, and the Alpha Parties have sufficient rights to access and mine such coal reserves.

(e)           The Alpha Parties and their Subsidiaries are in possession of and have good and marketable title to, or have valid leasehold interests in, all tangible personal property used in the business of the Alpha Parties and their Subsidiaries, except as could not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect. All such tangible personal property is owned by an Alpha Party or one of their Subsidiaries, free and clear of all Liens other than Permitted Liens, or, to the knowledge of any Alpha Party, is leased under a valid and subsisting lease and, in each case, is in operating condition, ordinary wear and tear excepted.

Section 3.17.      Material Contracts. (a) Section 3.17(a) of the Alpha Disclosure Schedule lists, and ANR has made available to Contura prior to the date of this Agreement, true, correct and complete copies of, any of the following Contracts to which any Alpha Party or any of their respective Subsidiaries is a party or by which any Alpha Party, any of their respective Subsidiaries or any of their respective assets is bound, as of the date hereof:

(i)         that would be required to be filed by any Alpha Party as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act if such Alpha Party were subject to the filing or disclosure requirements under Regulation S-K under the Securities Act, or that would be required to be disclosed by any Alpha Party on a Current Report on Form 8-K if such Alpha Party were subject to the disclosure requirements under the Exchange Act;

(ii)         that contains covenants that limit the ability of any Alpha Party or any of their respective Subsidiaries (or which, following the consummation of the transactions contemplated by this Agreement, could reasonably be expected to restrict the ability of Contura or any of its Affiliates) to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that would reasonably be expected to be material;

(iii)         that relates to a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation or control of any partnership or joint venture or similar entity or arrangement (other than any partnership or limited liability company operating agreement of a direct or indirect wholly-owned Subsidiary of any Alpha Party) or pursuant to which any Alpha Party or any of their respective Subsidiaries has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;

(iv)         that involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case, that is material to the business of the Alpha Parties and their respective Subsidiaries, taken as a whole;

(v)         that relates to (A) Indebtedness under which any Alpha Party and/or any of their respective Subsidiaries has outstanding obligations in excess of $1,000,000 or (B) conditional or similar sale arrangements in connection with which the aggregate actual or contingent obligations of the Alpha Parties and their Subsidiaries under such Contract are greater than $1,000,000;

(vi)         under which (A) to the knowledge of any Alpha Party, any Person has guaranteed any liabilities or obligations of any Alpha Party or their respective Subsidiaries (other than any such guarantees by any Alpha Party or their respective Subsidiaries), in case of each such liability or obligation, in an amount in excess of $1,000,000, or (B) any Alpha Party or any of their respective Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (other than any Alpha Party or any of their respective Subsidiaries);

(vii)         for the purchase and sale of coal under which (x) the aggregate amounts to be paid by the Alpha Parties and their respective Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period or (y) the aggregate amounts to be received by the Alpha Parties and their respective Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period;

(viii)         under which (x) the aggregate amounts to be paid by the Alpha Parties and their respective Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period or (y) the aggregate amounts to be received by the Alpha Parties and their respective Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period, in each case, other than (1) the Alpha Material Contracts described in Section 3.17(a)(vii) and (2) purchase orders for the purchase of goods or services in the ordinary course of business;

(ix)         any Alpha Interested Party Agreement;

(x)         that relates to the ownership, lease or use of space at ANR’s headquarters located at 636 Shelby Street, 3rd Floor, Bristol, Tennessee;

(xi)         any Alpha Lease involving royalty payments of $500,000 or more per year;

(xii)         which is (i) a written employment agreement with any Alpha Service Provider that is not terminable on sixty (60) days' notice or less without penalty, liability or premium (including severance due upon a termination of employment) or (ii) a change in control, transaction bonus, retention bonus or other similar agreement with any Alpha Service Provider that requires a payment as a result, either alone or in combination with any other event, of the completion of the transactions contemplated hereby;

(xiii)         under which any Alpha Party or any Subsidiary thereof has granted or received a license or sublicense with respect to any Intellectual Property Right that is material to the operation of the business of such Alpha Party or such Subsidiary, and for this purpose, specifically excluding any (A) non-exclusive, end-user license for computer software that is generally commercially available (except if the failure of such Alpha Party or such Subsidiary to have such non-exclusive end-user license would result in an Alpha Material Adverse Effect) and (B) non-exclusive license or sublicense granted by any Alpha Party or any Subsidiary thereof in the ordinary course of business consistent with past practice;

(xiv)         that is otherwise material to the Alpha Parties or their Subsidiaries; or

(xv)         that would or would reasonably be expected to prevent or materially delay any Alpha Party’s ability to consummate the transactions contemplated by this Agreement.

Each Contract of the type described in clauses (i) through (xv) is referred to herein as an “Alpha Material Contract.”

(b)           Each Alpha Material Contract is valid and binding on any Alpha Party and any of their respective Subsidiaries that is a party thereto and, to the knowledge of any Alpha Party, each other party thereto and is in full force and effect. There is no default under any Alpha Material Contract by any Alpha Party or any of their respective Subsidiaries or, to the knowledge of any Alpha Party, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by any Alpha Party or any of their respective Subsidiaries or, to the knowledge of any Alpha Party, by any other party, in each case except as would not have or reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(c)           No Alpha Party or any of their respective Subsidiaries is party to any Contract that prohibits any Alpha Party from providing to Contura the information described in Section 5.03(c).

(d)           The information set forth under Section 3.17(d) of the Alpha Disclosure Schedule is true and correct in all material respects.

Section 3.18.      Insurance. The Alpha Parties and their respective Subsidiaries are covered by valid and currently effective insurance policies issued in favor of the Alpha Parties and their respective Subsidiaries that are customary and adequate for companies of similar size in the industries and locales in which the Alpha Parties and their Subsidiaries operate. Section 3.18 of the Alpha Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all material insurance policies issued in favor of any Alpha Party, or pursuant to which any Alpha Party or any of their respective Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) no Alpha Party is in material breach or default, and no Alpha Party or any of their respective Subsidiaries has taken any action or failed to take any action which with notice or the lapse of time would constitute such a material breach or default, or permit termination or modification of, any such policy, and (iii) to the knowledge of any Alpha Party as of the date hereof, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no written notice of cancellation or termination has been received with respect to any such policy.

Section 3.19.      Suppliers and Customers. Section 3.19 of the Alpha Disclosure Schedule sets forth the names of the 10 largest suppliers of the Alpha Parties and their Subsidiaries (as measured by aggregate cost of items or services purchased for the twelve-month period ended on the Balance Sheet Date). To the knowledge of any Alpha Party, no Alpha Party or any of their respective Subsidiaries (a) has been notified in writing of any dispute with any such supplier or with any of the 10 largest customers of the Alpha Parties and their Subsidiaries (as measured by revenue for the twelve-month period ended on the Balance Sheet Date) or (b) has been notified in writing by any such customer or supplier that it intends or is threatening to terminate or otherwise adversely alter the terms of its business with any Alpha Party or any of their respective Subsidiaries.

Section 3.20.      Questionable Payments. No Alpha Party or any of their respective Subsidiaries (nor, to the knowledge of any Alpha Party, any of their respective directors, executives, representatives, agents or employees) (a) is using or since July 26, 2016 has used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) is using or since July 26, 2016 has used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) is violating or since July 26, 2016 has violated, in any material respect, any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) since July 26, 2016, has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) since July 26, 2016, has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 3.21.      Interested Party Agreements. As of the date hereof, there are no Contracts between any Alpha Party or any of their respective Subsidiaries, on the one hand, and (i) any holder of equity interests in any Alpha Party, (ii) any current or former director, officer or employee of any Alpha Party or any of their respective Affiliates, other than Contracts relating to compensation or benefits pursuant to any ANR Plan or (iii) any Affiliate or any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (i) and (ii), on the other hand (each such Contract, an “Alpha Interested Party Agreement”).

Section 3.22.      Required Vote of Stockholders. (a) The only vote of the holders of securities of Holdings required by the Holdings Certificate of Incorporation, the Holdings

Bylaws, by Law or otherwise to complete the Holdings Merger is the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the Holdings Merger contained in this Agreement by the affirmative vote of the holders of not less than a majority of the outstanding shares of Holdings Common Stock, voting together as a single class. The adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the Holdings Merger contained in this Agreement by the vote described in the previous sentence is referred to as the “Holdings Stockholder Approval.”

(b)           The only vote of the holders of securities of ANR required by the ANR Certificate of Incorporation, the ANR Bylaws, by Law or otherwise to complete the ANR Merger is the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the ANR Merger contained in this Agreement by the affirmative vote of the holders of outstanding shares of Class C-1 Common Stock and Class C-2 Common Stock, voting together as a single class, representing a majority of the votes entitled to be cast by all outstanding shares of Class C-1 Common Stock and Class C-2 Common Stock. The adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) as it relates to the ANR Merger contained in this Agreement by the vote described in the previous sentence is referred to as the “ANR Stockholder Approval”, and together with the Holdings Stockholder Approval is referred to as the “Alpha Stockholder Approvals”.

Section 3.23.      Takeover Laws, Etc. The Holdings Board and ANR Board have taken appropriate action so that the restrictions on “business combinations” set forth in Section 203 of the DGCL or any other “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” Law (any such laws, “Takeover Laws”) will not apply with respect to, or as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 3.24.      Opinions of Financial Advisors. Prior to the execution of this Agreement, (i) Moelis & Company (the “ANR Financial Advisor”) has delivered to the ANR Board its opinion, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Class C-1 Common Stock and (ii) Berkeley Research Group, LLC (the “Holdings Financial Advisor”) has delivered to the Holdings Board its written opinion, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Holdings. Promptly following receipt of the opinion by the Holdings Board and the ANR Board, a true, correct and complete copy of each opinion will be delivered to Contura for informational purposes only.

Section 3.25.      Brokers; Certain Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Alpha Parties or any of their respective Subsidiaries, except as provided in the letter agreements between the applicable Alpha Party and the ANR Financial Advisor or the Holdings Financial Advisor, as applicable, complete and correct copies of which were delivered to Contura prior to the date of this Agreement.

Section 3.26.      Qualified Buyer. Each Alpha Party has determined, in accordance with the terms of the Bankruptcy Plan, that Contura constitutes a Qualified Buyer (as such term is defined in the Bankruptcy Plan), including for all purposes under Section IV.G of the Bankruptcy Plan.

Section 3.27.      No Other Representations; Disclaimer. (a) Except for the representations and warranties made by the Alpha Parties in this Agreement, no Alpha Party or any other Person makes any express or implied representation or warranty with respect to the Alpha Parties or their respective Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Alpha Parties hereby disclaim any such other representations or warranties, including any representation or warranty regarding merchantability or fitness for a particular purpose. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by the Alpha Parties in this Agreement, no Alpha Party nor any other Person makes or has made any representation or warranty to Contura or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Alpha Party, any of their respective Subsidiaries or their respective businesses, or (ii) any oral or written information presented to Contura or any of its Affiliates or representatives in the course of their due diligence investigation of the Alpha Parties, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)           Notwithstanding anything contained in this Agreement to the contrary, each Alpha Party acknowledges and agrees that neither Contura nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by Contura in this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding Contura furnished or made available to the Alpha Parties, or any of their representatives or any representation or warranty regarding merchantability or fitness for a particular purpose. Without limiting the generality of the foregoing, each Alpha Party acknowledges that, except for the representations and warranties made by Contura in this Agreement, no representations or warranties are made by Contura or any other Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to any Alpha Party or any of their representatives.

Article 4
Representations and Warranties of Contura

Except as disclosed in the correspondingly numbered section of the disclosure letter dated the date of this Agreement and delivered by Contura to ANR with respect to this Agreement immediately prior to the execution of this Agreement (the “Contura Disclosure Schedule”) (provided, however, that a matter disclosed in the Contura Disclosure Schedule with respect to one representation or warranty shall also be deemed to be disclosed with respect to each other representation or warranty to the extent it is reasonably apparent from the text of such disclosure that such disclosure applies to or qualifies such other representation or warranty), Contura represents and warrants to each Alpha Party as follows:

Section 4.01.      Organization and Qualification. (a) Contura is a duly organized and validly existing corporation in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own its properties and conduct its business as currently conducted. Each Subsidiary of Contura is a duly organized and validly existing entity in good standing (where applicable) under the Laws of its jurisdiction of organization, with all requisite entity power and authority to own its properties and conduct its business as currently conducted. Contura and each Subsidiary of Contura is duly qualified and in good standing as a foreign corporation or entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.

(b)           Contura has heretofore made available to ANR true, correct and complete copies of the restated certificate of incorporation and bylaws of Contura as in effect on the date hereof, including all amendments thereto (respectively, the “Contura Certificate of Incorporation” and “Contura Bylaws”).

(c)           MergerSub 1 is a direct, wholly owned Subsidiary of Contura, does not own any assets other than the capital stock of MergerSub 2 and has been organized solely for the purpose of consummating the transactions contemplated herein. MergerSub 1 does not have, and has never had, any employees, and does not conduct, and has never conducted, any activities, business or other operations, and has incurred no liabilities or obligations, in each case other than those incident to its incorporation and organization and ownership of MergerSub 2’s capital stock and its obligations hereunder. MergerSub 2 is a direct, wholly owned Subsidiary of MergerSub 1, does not own any assets and has been organized solely for the purpose of consummating the transactions contemplated herein. MergerSub 2 does not have, and has never had, any employees, and does not conduct, and has never conducted, any activities, business or other operations, and has incurred no liabilities or obligations, in each case other than those incident to its incorporation and organization and its obligations hereunder.

Section 4.02.      Capitalization. (a) The authorized capital stock of Contura consists of (i) (A) as of the date hereof, 20,000,000 shares of Contura Common Stock and (B) if Contura’s stockholders approve the Contura Charter Amendment, as of the Closing Date, 55,000,000 shares of Contura Common Stock; and (ii) (A) 2,000,000 shares of preferred stock, par value $0.01 per share, of Contura (the “Contura Preferred Stock”), of which no Contura Preferred Stock have been designated as to series and (B) if Contura’s stockholders approve the Contura Charter Amendment, as of the Closing Date, 5,000,000 shares of Contura Preferred Stock. As of the close of business on the Capitalization Date, (A) 9,870,350 shares of Contura Common Stock and no shares of Contura Preferred Stock were issued and outstanding, (B) 911,848 shares of Contura

Common Stock and no shares of Contura Preferred Stock were held in Contura’s treasury, and (C) 71,968 shares of Contura Common Stock and no shares of Contura Preferred Stock were issuable under the Contura Plans. All of the outstanding shares of Contura Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the close of business on the Capitalization Date, there are 922,280 shares of Contura Common Stock subject to issuance upon exercise of outstanding warrants to purchase shares of Contura Common Stock.

(b)           Section 4.02(b) of the Contura Disclosure Schedule contains a true, correct and complete list, as of the Capitalization Date, of each outstanding option to purchase shares of Contura Common Stock granted pursuant to a Contura Plan (a “Contura Stock Option”) and other equity-based award (including under any deferred compensation plan or arrangement) outstanding, the number of shares of Contura Common Stock issuable thereunder or to which such award pertains, the expiration date, and the exercise or conversion price, if applicable, related thereto and, if applicable, the Contura Plan pursuant to which each such Contura Stock Option or other equity-based award was granted. Since the Capitalization Date, Contura has not issued any shares of Contura Common Stock (other than the issuance of Contura Common Stock permitted by Section 5.02 or upon the exercise of Contura Stock Options outstanding on the Capitalization Date in accordance with their terms), has not granted any other Contura Securities or entered into any other agreements or commitments to issue any Contura Securities, and has not split, combined or reclassified any shares of its capital stock.

(c)           Except as set forth in Section 4.02(a) and except for the Contura Stock Options and other equity-based awards set forth in Section 4.02(b) of the Contura Disclosure Schedule, there are no outstanding (i) securities of Contura or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in Contura, (ii) options, restricted stock warrants, rights or other agreements or commitments to acquire from Contura or any of its Subsidiaries, or obligations of Contura or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) Contura, or bonds, debentures, notes or other evidences of Indebtedness having the right to vote on any matters on which stockholders of Contura may vote, (iii) obligations (contingent or otherwise) of Contura or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in Contura (the items in clauses (i), (ii) and (iii), together with the capital stock of Contura, being referred to collectively as “Contura Securities”), or (iv) obligations (contingent or otherwise) of Contura or any of its Subsidiaries to make any payments directly or indirectly based (in whole or in part) on the price or value of any Contura Securities. There are no outstanding obligations, commitments or arrangements, contingent or otherwise, of Contura or any of its Subsidiaries to purchase, redeem or otherwise acquire any Contura Securities. There are no voting trusts or other agreements or understandings to which Contura or any of its Subsidiaries is a party (or, to the knowledge of Contura, to which any other Person is a party) with respect to the voting of capital stock or other voting securities of Contura.

(d)           Section 4.02(d) of the Contura Disclosure Schedule sets forth a complete and accurate list of the Subsidiaries of Contura. Contura, alone or together with one or more of its wholly owned Subsidiaries, is the record and beneficial owner of all the equity interests of each of its Subsidiaries, in each case free and clear of any Lien (other than Liens arising under applicable securities Laws). With respect to each Subsidiary of Contura, there are no outstanding (i) securities of Contura or any of its Subsidiaries convertible into or exchangeable for shares of capital stock, voting securities or other ownership interests in any Subsidiary of Contura, (ii) options, restricted stock, warrants, rights or other agreements or commitments to acquire from Contura or any of its Subsidiaries, or obligations of Contura or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in) any Subsidiary of Contura, (iii) obligations of Contura or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in any Subsidiary of Contura (the items in clauses (i), (ii) and (iii), together with the capital stock or other equity interests of such Subsidiaries, being referred to collectively as “Contura Subsidiary Securities”), or (iv) obligations of Contura or any of its Subsidiaries to make any payment directly or indirectly based (in whole or in part) on the price or value of any Contura Subsidiary Securities. There are no outstanding obligations, contingent or otherwise, of Contura or any of its Subsidiaries to purchase, redeem or otherwise acquire any outstanding Contura Subsidiary Securities. There are no voting trusts or other agreements or understandings to which Contura or any of its Subsidiaries is a party (or, to the knowledge of Contura, to which any other Person is a party) with respect to the voting of capital stock or other voting securities of any Subsidiary of Contura. Prior to the date hereof, Contura has made available to ANR complete and accurate copies of the charter and bylaws or other organizational documents of each Subsidiary of Contura.

(e)           Contura does not control, directly or indirectly, or have any direct or indirect equity participation or similar interest in any entity which is not a Subsidiary of Contura.

Section 4.03.      Authority for this Agreement; Board Action. (a) Contura, MergerSub 1 and MegerSub 2 (the “Contura Parties”) have all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby to which Contura is a party. The execution and delivery of this Agreement by the Contura Parties and the consummation by the Contura Parties of the transactions contemplated hereby have been duly and validly authorized by the board of directors of each Contura Party, as applicable, and no other corporate proceedings on the part of any Contura Party are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the approval of the Contura Charter Amendment. This Agreement has been duly and validly executed and delivered by each Contura Party and, assuming due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of each Contura Party, enforceable against such Contura Party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)           The board of directors of each Contura Party has (i) determined that this Agreement and the transactions contemplated hereby are advisable and fair to, and in the best interests of, each Contura Party, as applicable, and their respective stockholders, as applicable, and (ii) adopted and approved this Agreement and the transactions contemplated hereby.

Section 4.04.      Consents and Approvals; No Violation. (a) Neither the execution and delivery of this Agreement by the Contura Parties nor the consummation of the transactions contemplated hereby by the Contura Parties will (i) violate or conflict with or result in any breach of any provision of the Contura Certificate of Incorporation or the Contura Bylaws or the certificate of incorporation or bylaws of any other Contura Party, (ii) assuming all consents, approvals and authorizations contemplated by clauses (i) through (iv) of Section 4.04(b) have been obtained, and all filings described in such clauses have been made, in any material respect conflict with or violate any Law applicable to Contura or any of its Subsidiaries or by which any of their respective assets are bound, (iii) violate, conflict with or result in a breach of, or require any consent, waiver or approval under, or result in a default or give rise to any right of termination, cancellation, modification or acceleration (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under, any of the terms, conditions or provisions of any Contract to which Contura or any of its Subsidiaries is a party or by which Contura or any of its Subsidiaries or any of their respective assets are bound, or (iv) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any asset of Contura or any of its Subsidiaries, except in the case of clauses (iii) and (iv), as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.

(b)           The execution, delivery and performance of this Agreement by the Contura Parties and the consummation of the transactions contemplated hereby do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) the pre-merger notification requirements under the HSR Act, (ii) the filing with the SEC of the Form S-4 and such other reports and filings as are required under the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing of the Certificates of Merger and the Contura Charter Amendment with the Secretary of State as required by the DGCL, (iv) such governmental consents, qualifications or filings as are customarily obtained or made in connection with the transfer of interests or the change of control of ownership in coal mining properties, including notices and consents relating to or in connection with mining, reclamation, nuclear material, radio communications and environmental Permits, in each case under the applicable Laws of Virginia, West Virginia, Pennsylvania,

Wyoming and the United States of America, and (v) any such consent, approval, authorization, permit, filing, or notification the failure of which to make or obtain would not have or reasonably be expected to be material.

Section 4.05.      Reports; Financial Statements. (a) All of the Subsidiaries of Contura are consolidated for accounting purposes. Contura has delivered to ANR the audited consolidated financial statements (including the related notes thereto) of Contura for the fiscal year ended December 31, 2017 (the “Contura Financial Statements”), and the Contura Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Contura and its Subsidiaries as of their respective dates, and the consolidated income, stockholders’ equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein.

(b)           The records, systems, controls, data and information of Contura and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Contura or their accountants (including all means of access thereto and therefrom), except for any nonexclusive ownership and nondirect control that has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the system of internal accounting controls described below in this Section. Contura has implemented and maintain a system of internal controls that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with GAAP, and such system of internal controls is effective. Contura has disclosed, based on its most recent evaluation of its system of internal controls prior to the date of this Agreement, to their outside auditors and the audit committee of the Contura Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls that would reasonably be expected to adversely affect Contura’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Contura’s internal controls over financial reporting. Prior to the date hereof, a true, correct and complete summary of any such disclosures made to Contura’s auditors and the audit committee of the Contura Board has been provided to ANR.

(c)           Since July 26, 2016, neither Contura nor any of its Subsidiaries nor, to the knowledge of Contura, any director, officer, employee, auditor, accountant or representative of Contura or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Contura or any of their Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Contura or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and no attorney representing Contura or any of its Subsidiaries, whether or not employed by Contura or any of its Subsidiaries, has reported evidence of a material violation of securities Law, breach of fiduciary duty or similar violation by Contura or any of its Subsidiaries or any of its officers, directors, employees or agents to the Contura Board or any committee thereof or to any director or officer of Contura or any of its Subsidiaries.

(d)           Neither Contura nor any of its Subsidiaries has any liabilities of any nature, whether accrued, absolute, fixed, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, other than liabilities (i) as and to the extent reflected or reserved against on the consolidated balance sheet of Contura dated as of the Balance Sheet Date included in the Contura Financial Statements, (ii) incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, or (iii) that would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.

Section 4.06.      Absence of Certain Changes. (a) Since the Balance Sheet Date, Contura and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice, and neither Contura nor any of its Subsidiaries has taken any action since the Balance Sheet Date that, if taken after the date of this Agreement without the prior written consent of Alpha, would constitute a breach of Section 5.02.

(b)           Since the Balance Sheet Date, there has not been any change, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.

Section 4.07.      Information Supplied; Joint Proxy Statement. None of the information supplied or to be supplied in writing by or on behalf of Contura for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date such Joint Proxy Statement is first mailed to the Alpha Parties’ stockholders or at the time of the Alpha Special Meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 4.07, no representation or warranty is made by Contura with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement that were not supplied in writing by or on behalf of Contura.

Section 4.08.      Employee Benefits Matters. (a) Section 4.08(a) of the Contura Disclosure Schedule contains a true, correct and complete list of all Contura Plans in effect on the date hereof. Prior to the date of this Agreement, Contura has provided or made available to Alpha true, correct and complete copies as in effect on the date hereof of each of the following with respect to each such Contura Plan, as applicable: (i) the plan document or agreement or, with respect to any Contura Plan that is not in writing, a description of the material terms thereof; (ii) any summary plan description required to be furnished to participants pursuant to ERISA (iii) the most recent annual report, actuarial report, financial report and/or communication to the U.S. Department of Labor or the Pension Benefit Guaranty Corporation, if any; (iv) all amendments or modifications to any such documents; (v) the most recent determination letter received from the Internal Revenue Service with respect to each Contura Plan that is intended to be a “qualified plan” under Section 401 of the Code; and (vi) the most recent required Internal Revenue Service Form 5500, including all schedules thereto.

(b)           Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect, with respect to each Contura Plan, (i) since July 26, 2016, all expenses, contributions, premiums or payments required to be made to, under or with respect to such Contura Plan have been timely made and all amounts properly accrued to date or as of the Closing as liabilities of Contura or any of its Subsidiaries which are not yet due have been properly recorded on the books of Contura and, to the extent required by GAAP, adequate reserves are reflected on the financial statements of Contura, (ii) since July 26, 2016, each such Contura Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service with respect to such qualification, and, to the knowledge of Contura, nothing has occurred since the date of such letter that has affected, or would reasonably be expected to adversely affect, such qualification, (iii) since July 26, 2016, with respect to any Contura Plan maintained outside the United States, all applicable foreign qualifications or registration requirements have been satisfied, (iv) there are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of Contura, threatened or anticipated with respect to such Contura Plan, any fiduciaries of such Contura Plan with respect to their duties to any Contura Plan, or against the assets of such Contura Plan or any trust maintained in connection with such Contura Plan, (v) since July 26, 2016, such Contura Plan has been operated and administered in compliance in all material respects with its terms and all applicable Laws and regulations, including ERISA and the Code, and (vi) there is not now, and to the knowledge of Contura there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to an Contura Plan or the imposition of any pledge, lien, security interest or encumbrance on the assets of Contura or any of its Subsidiaries or any of their respective ERISA Affiliates under ERISA or the Code, or similar Laws of foreign jurisdictions.

(c)           Neither Contura nor any of its Subsidiaries nor any of their ERISA Affiliates, (i) has, since July 26, 2016, sponsored, maintained or contributed to, or has ever had any obligation to contribute to, (A) any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or (B) a “multiemployer plan” within the meaning of Section 3(37) and 4001(a)(3) of ERISA or a “multiple employer plan” within the meaning of Sections 4063/4064 of ERISA or Section 413(c) of the Code, or (ii) has, since July 26, 2016, incurred or reasonably expects to incur any direct or indirect liability pursuant to Title IV of ERISA (including any Controlled Group Liability).

(d)           To the knowledge of Contura, no Contura Plan is under audit or is the subject of an investigation, in each case by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or threatened.

(e)           Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Contura or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code.

(f)           To the knowledge of Contura, all options have been granted in compliance with the terms of the applicable Contura Plans, with applicable Law, and with the applicable provisions of the Contura Certificate of Incorporation or Contura Bylaws as in effect at the applicable time.

(g)           Each Contura Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with applicable Law, including Section 409A of the Code.

(h)           Contura has no obligation to gross-up, indemnify or otherwise reimburse any current or former Contura employee, consultant, director or individual independent contractor (each, a “Contura Service Provider”) for any Tax incurred by such individual, including under Section 409A or 4999 of the Code.

(i)           Contura has no current or projected liability for, and no Contura Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any Contura Service Provider (other than coverage mandated by applicable Law, including COBRA).

Section 4.09.      Employees. (a) Section 4.09(a) of the Contura Disclosure Schedule sets forth each collective bargaining agreement or any labor union contract with respect to employees in the United States to or by which Contura or its Subsidiaries is a party or bound. A true and correct copy of each such agreement has been provided to ANR, together with a true and correct copy of all recall panels. There are, and since July 26, 2016 there have been no actual or, to the knowledge of Contura, threatened, labor strikes, disputes, walkouts, work stoppages, slowdowns, or lockouts with respect to employees of Contura or its Subsidiaries. No material or class action labor grievance or arbitration demand or proceeding, or unfair labor practice charge or proceeding, whether or not filed pursuant to a collective bargaining agreement, has been filed since July 26,

2016, is pending or, to the knowledge of Contura, is threatened against Contura or its Subsidiaries.

(b)           Contura and its Subsidiaries are, and since July 26, 2016 have been, in all material respects in compliance with all applicable local, state, federal and foreign Laws relating to labor and employment, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations. There are, and since July 26, 2016 there have been, no material complaints, lawsuits, arbitrations, administrative proceedings, or other Proceedings pending or, to the knowledge of Contura, threatened against Contura or any of its Subsidiaries brought by or on behalf of or material settlements entered into by Contura with any applicant for employment, any current or former Contura Service Provider, any person alleging to be a current or former Contura Service Provider, any class of the foregoing, or any Governmental Entity, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment or engagement, or alleging any other discriminatory, wrongful or tortuous conduct in connection with the employment or service relationship.

(c)           Since July 26, 2016, neither Contura nor any of its current Subsidiaries has incurred any liability or obligation which remains unsatisfied under WARN.

Section 4.10.      Litigation. (a) There is no Proceeding pending (or, to the knowledge of Contura, threatened), nor, to the knowledge of Contura, is any investigation by any Governmental Entity pending or threatened (other than any such Proceeding or governmental investigation that challenges or seeks to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby), to which Contura or any of its Subsidiaries is a party or against Contura or any of its Subsidiaries or any of its or their properties or assets that (i) involves an amount in controversy in excess of $500,000, (ii) seeks injunctive or other non-monetary relief, or (iii) would have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect. As of the date hereof, there are no Proceedings pending or, to the knowledge of Contura, threatened, nor, to the knowledge of Contura, are there any investigations by any Governmental Entity pending or threatened, against Contura or any of its Subsidiaries challenging or seeking to prohibit the execution, delivery or performance of this Agreement or any of the transactions contemplated hereby. Neither Contura nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding order, writ, injunction or decree of any Governmental Entity, except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.

(b)           Section 4.10(b) of Contura Disclosure Schedule sets forth an accurate and complete list of each Proceeding or governmental investigation resolved or settled since July 26, 2016 and prior to the date of this Agreement and requiring payment by Contura or any of its Subsidiaries in excess of $500,000 or involving the imposition on Contura or any of its Subsidiaries of injunctive or other non-monetary relief.

(c)           To the knowledge of Contura, (i) no officer or director of Contura or any of its Subsidiaries is a defendant in any Proceeding or governmental investigation in connection with his or her status as an officer or director of Contura or any of its Subsidiaries, and (ii) no such Proceeding or governmental investigation is threatened in writing.

Section 4.11.      Tax Matters. (a) All material Tax Returns required by applicable Law to be filed with any Taxing Authority by or with respect to Contura or any of its Subsidiaries since July 26, 2016 have been filed when due (taking into account extensions validly obtained) and all such Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects.

(b)           Contura and its Subsidiaries have paid (or have had paid on their behalf) or have withheld and remitted to the appropriate Taxing Authority all material Taxes attributable to Contura or any of its Subsidiaries that were due and payable since July 26, 2016 or where payment is not yet due, have established an adequate accrual, in accordance with GAAP and past customs and practice of Contura and its Subsidiaries, for all Taxes through the end of the last period for which the Contura and its Subsidiaries ordinarily record items on their respective books and records.

(c)           There is no audit, investigation, claim, suit, proceeding or assessment in respect of Taxes or material Tax assets now pending or, to the knowledge of Contura, threatened in writing against Contura or any of its Subsidiaries.

(d)           There are no agreements or arrangements in effect to extend the period of limitations for the assessment or collection of any Tax for which Contura or any of its Subsidiaries may be liable, and there is no currently effective “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of foreign, state or local Law).

(e)           Since July 26, 2016, no claim has been made by any Taxing Authority in a jurisdiction where neither Contura nor any of its Subsidiaries has filed Tax Returns that Contura or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(f)           Section 4.11(f) of the Contura Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which Contura or any of its Subsidiaries currently file Tax Returns.

(g)           During the five-year period ending on the date hereof, neither Contura nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h)           Neither Contura nor any of its Subsidiaries has engaged in a “listed transaction” (as defined in Treasury Regulation Section 1.6011-4).

(i)           Contura and its Subsidiaries have withheld from payments to their employees, independent contractors, creditors, stockholders and any other applicable person (and timely paid to the appropriate Taxing Authority) all material amounts required by applicable Tax Law to be withheld and paid for all periods since July 26, 2016 through the date of this Agreement, except with respect to amounts that are being contested in good faith by appropriate proceedings, and have complied in all material respects with all applicable Laws relating to information reporting.

(j)           Neither Contura nor any of its Subsidiaries has taken or agreed to take any action, or are aware of any fact or circumstance, that would reasonably be expected to prevent either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k)           Section 4.11(k) of the Contura Disclosure Schedule contains a list of all Tax sharing and Tax indemnification agreements entered into after July 26, 2016 and currently in effect as to which any Person other than Contura or any of its Subsidiaries is a party.  There is no claim now pending or, to the knowledge of an Contura Party, threatened in writing against Contura or any of its Subsidiaries for payment or indemnification in respect of Taxes pursuant to any such Tax sharing or Tax indemnification agreement.  For purposes of this representation, commercial agreements or Contracts not primarily related to Taxes shall not be considered Tax sharing or Tax indemnification agreements.

Section 4.12.      Compliance with Law. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect, Contura and each of its Subsidiaries is and has been since July 26, 2016 in compliance with all Laws applicable to the conduct of the business of Contura or any of its Subsidiaries or by which any assets of Contura or any of its Subsidiaries are bound or affected.

Section 4.13.      Permits; Surety Bonds. (a) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect:

(i)         Contura and each of its Subsidiaries have all Permits required under applicable Laws to own, lease, develop or operate their real properties and assets or to conduct their businesses as conducted on the date hereof (including Permits relating to underground mining, surface mining, highwall mining and auger mining, processing, sale or transporting of coal and coal byproducts, or activities defined under the Surface Mining Control and Reclamation Act of 1977, as amended, as “surface coal mining operations”) (collectively, the “Contura Permits”) and each Contura Permit is in full force and effect;

(ii)         each of Contura and each of its Subsidiaries is and since July 26, 2016 has been in compliance with the terms and conditions of the Contura Permits; and

(iii)         since July 26, 2016, neither Contura nor any of its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw, modify in any adverse respect or limit any of the Contura Permits and, to the knowledge of Contura, there are no circumstances or conditions providing grounds for any suspension, revocation, withdrawal, adverse modification or limitation on any of the Contura Permits.

(b)           Since July 26, 2016, neither Contura nor any of its Subsidiaries has been notified in writing by the Federal Office of Surface Mining or the agency of any state administering the Surface Mining Control and Reclamation Act of 1977, as amended (or any comparable state statute) that it is (i) ineligible to receive additional surface mining Permits or (ii) under investigation to determine whether its eligibility to receive such Permits should be “permit blocked.”

(c)           Except as would not have or reasonably be expected to have, individually or in the aggregate, an Contura Material Adverse Effect:

(i)         there are no applications for new Permits (for the avoidance of doubt, not including amendments, renewals, extensions or other modifications of existing Contura Permits) other than those set forth in Section 4.13(c) of the Contura Disclosure Schedule (the “Contura Permit Applications”);

(ii)         each of the Contura Permit Applications has been made in accordance with applicable Laws, subject to such changes as may be requested by a Governmental Entity as part of the permit review process; and

(iii)         except for changes requested by a Governmental Entity as part of the permit review process, which changes can be readily implemented by Contura or its Subsidiaries, as applicable, neither Contura nor any of its Subsidiaries has received any written notice from any Governmental Entity indicating that any of the Contura Permit Applications will not be granted.

(d)           Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect, Contura and its Subsidiaries have posted all Surety Bonds required to be posted in connection with their operations and pursuant to the Contura Permits. All Surety Bonds posted by each of Contura and its Subsidiaries in connection with its respective operations are defined as the “Contura Surety Bonds.” Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect, each of Contura and its Subsidiaries is in compliance with all Contura Surety Bonds applicable to it.

(e)           Without limiting the generality of the foregoing, the operation of the coal mining and processing operations of Contura and its Subsidiaries and the state of reclamation with respect to each of their Contura Permits is “current” with respect to the reclamation obligations required by the Contura Permits and otherwise are in compliance with the Contura Permits and all applicable mining, reclamation and other similar Laws, except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.

Section 4.14.      Environmental Matters. (a) Except as would not reasonably be expected to be material, individually or in the aggregate, each of Contura and its Subsidiaries (x) is and since July 26, 2016 has been in compliance with applicable Environmental Laws and (y) holds and is and since July 26, 2016 has been in compliance with all Permits required under Environmental Laws for the conduct of its business and activities as currently conducted (the “Contura Environmental Permits”). All Contura Environmental Permits are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Contura Environmental Permits.

(b)           Neither Contura nor any of its Subsidiaries is the subject of any Environmental Claim, and no Environmental Claim is pending or, to the knowledge of Contura, threatened against Contura or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was retained or assumed by Contract or by operation of Law or pursuant to any order issued by any Governmental Entity, in each case, by Contura or any of its Subsidiaries.

(c)           No Hazardous Materials are present at, on, under or are emanating from any properties or facilities currently leased, operated or used or, to the knowledge of Contura, previously owned, leased, operated or used, in circumstances that would reasonably be expected to form the basis for an Environmental Claim against, or a requirement for investigation pursuant to applicable Environmental Law by, Contura or any of its Subsidiaries.

(d)           To the knowledge of Contura, no property presently owned, leased or operated by Contura or any of its Subsidiaries contains any (x) landfills, surface impoundments, disposal areas or radioactive materials (except to the extent such land use or material is allowed pursuant to applicable Permits), (y) underground storage tanks or aboveground storage tanks or (z) asbestos or asbestos-containing material, polychlorinated biphenyls, and no such property is listed or proposed for listing on the National Priorities List or any similar list issued by a Governmental Entity of sites where remedial action is or is reasonably expected to be necessary.

(e)           Neither Contura nor its Subsidiaries has Released, disposed of, or arranged to dispose of, any Hazardous Materials in a manner, or to a location, that would reasonably be expected to result in an Environmental Claim.

(f)           No material Lien imposed by any Governmental Entity having jurisdiction pursuant to any Environmental Law is currently outstanding as to any assets owned, leased or operated by Contura or any of its Subsidiaries except for Liens imposed in connection with any Contura Surety Bonds.

(g)           Except for Contura Surety Bonds posted in the ordinary course of business and the surety agreements related thereto, no financial assurance obligation is in force as to any property or facility owned, leased or operated by Contura or any of its Subsidiaries.

(h)           Contura and its Subsidiaries have no obligation or liability by Contract relating to or arising under Environmental Law.

Section 4.15.      Intellectual Property.

(a)           Contura and its Subsidiaries own or possess, or are validly licensed or otherwise have the right to obtain ownership or possession and to currently use, all Intellectual Property Rights used or held for use in, or otherwise reasonably necessary for, the conduct of the business of Contura or any of its Subsidiaries (the “Contura Intellectual Property”).

(b)           Except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect, (i) Contura and its Subsidiaries are the sole and exclusive owners of all Intellectual Property Rights owned or purported to be owned by Contura or by a Subsidiary of Contura (collectively, “Contura Owned Intellectual Property”) and no such Contura Owned Intellectual Property (A) is the subject of any pending or, to the knowledge of Contura, threatened interference, opposition or other Proceeding or (B) has been adjudged invalid or unenforceable in whole or part, (ii) the conduct of the business of Contura or their respective Subsidiaries does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any third party, and (iii) the execution, delivery and performance of this Agreement by Contura and the consummation of the transactions contemplated hereby will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Contura Intellectual Property, impair the right of Contura or a Subsidiary of Contura to make, use, sell, license, dispose of or otherwise exploit, or to bring any action for the infringement, misappropriation or other violation of, any Contura Owned Intellectual Property, or impair the right of Contura or any of its Subsidiaries to use the Contura Owned Intellectual Property in the conduct of their businesses as currently conducted.

(c)           Contura and its Subsidiaries have used commercially reasonable efforts to maintain, protect, defend and enforce all material Contura Owned Intellectual Property; provided that, without limiting Section 5.02, nothing herein shall be deemed to have required Contura or its Subsidiaries to register or apply to register or to maintain, protect, defend or enforce any Contura Owned Intellectual Property, except where the failure to do so would result in a Contura Material Adverse Effect.

(d)           Neither Contura nor any of its Subsidiaries is experiencing any material defects in the Computer Software or hardware used in its business as it is currently conducted, including any material error or omission in the processing of any transactions.

Section 4.16.      Real Property; Personal Property. (a) For the purpose of the Agreement:

(i)         “Contura Owned Real Property” means all real property and other right, title and interests in land, including coal, mineral, mining, water and surface rights, easements, rights of way and options, owned by Contura or any of its Subsidiaries, together with all improvements and fixtures located thereon or appurtenant thereto;

(ii)         “Contura Leased Real Property” means all real property and other right, title and interests in land, including coal, mineral, mining water and surface rights, easements, rights of way and options, leased, subleased, licensed or otherwise used by Contura or any of its Subsidiaries as lessee, licensee or grantee (each such lease, sublease, license or other use agreement, a “Contura Lease”); and

(iii)         “Contura Real Property” means the Contura Owned Real Property and the Contura Leased Real Property.

(b)           Section 4.16(b) of the Contura Disclosure Schedule sets forth a true, accurate and complete list of all Contura Owned Real Property with a value of $1,000,000 or more. (i) The Contura Real Property includes all of the land, buildings, structures and fixtures located thereon and all easements, rights of way, options, coal, mineral, mining, water, surface and other rights and interests appurtenant thereto necessary for the use by Contura and its Subsidiaries in the conduct of their business as currently conducted in all material respects; (ii) Contura or one of its Subsidiaries has good and marketable title to, or has a valid leasehold interest in, all Contura Real Property (subject in all cases to Permitted Liens), except where the failure to have such title or interest could not reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect; (iii) all Contura Owned Real Property is owned by Contura or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens or any other Liens that would not have, individually or in the aggregate, a Contura Material Adverse Effect; (iv) Contura or one of its Subsidiaries has a valid leasehold interest in or easement or other property interest in, and to, and enjoys peaceful and undisturbed possession of all Contura Leased Real Property on which it is currently conducting operations and, except where the failure to have such possession would not have, individually or in the aggregate, a Contura Material Adverse Effect, Contura has complied with all of its obligations under such leases, and all such Leases are in full force and effect and are free and clear of all Liens other than Permitted Liens; and (v) Contura or one of its Subsidiaries has adequate rights of ingress and egress to all Contura Real Property on which it is currently conducting operations, except where the failure to have such access would not have, individually or in the aggregate, a Contura Material Adverse Effect, sufficient to access and exercise its rights with respect to such Contura Real Property.

(c)           With respect to the Contura Real Property:

(i)         to the knowledge of Contura, there are no pending or threatened Proceedings to take all or any portion of the Contura Real Property or any interest therein by eminent domain or any condemnation proceeding or any sale or disposition in lieu thereof;

(ii)         there are no outstanding options, rights of reverter, rights of first offer, rights of first refusal or contracts granted by Contura or any of its Subsidiaries to purchase or lease any material portion of such Contura Real Property (other than such options or rights granted in the ordinary course of business);

(iii)         there are no leases or other contracts granting to any Person (other than Contura or any of its Subsidiaries) the right of use or occupancy of any material portion of any Contura Real Property, other than those granted or incurred in the ordinary course of business, that do not, in the aggregate, interfere in any material respect with the ordinary conduct of the business of Contura or its Subsidiaries at the Contura Real Property affected thereby;

(iv)            all material buildings, structures, fixtures, building systems and equipment included in the Contura Real Property that are currently in use (the “Contura Improvements”) are in operating condition in all material respects, subject to reasonable wear and tear, and, to the knowledge of Contura, there are no facts or conditions affecting any of the Contura Improvements that would materially and adversely interfere with the use or occupancy of the Contura Improvements or any portion thereof in the operation of the business of Contura and its Subsidiaries as presently conducted thereon;

(v)            to the knowledge of Contura, the present use of the Contura Real Property (including the Contura Improvements) is, and the Contura Improvements themselves are, in substantial conformity with all recorded deeds, restrictions of record and other agreements affecting such Contura Real Property, and to the knowledge of Contura there are no material violations thereof;

(vi)            to the knowledge of Contura, there are no currently proposed or pending assessments materially and adversely affecting the Contura Real Property, whether for public improvements or otherwise;

(vii)            there are no outstanding Contracts or other obligations (including options) entered into by Contura or any of its Subsidiaries for the sale, exchange, encumbrance or transfer of any of the Contura Real Property, or any portion of it, that are material to Contura and its Subsidiaries taken as a whole; and

(viii)            to the knowledge of Contura, with respect to each Contura Real Property on which significant surface Contura Improvements are located, there are no rights or claims of parties in possession not shown by the public records, encroachments, overlaps, boundary line disputes or other matters which would be disclosed by an accurate survey or inspection of the premises except as could not reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.

(d)           To the knowledge of Contura, the coal reserves currently mined by Contura and its Subsidiaries that are owned or leased by any of them are not subject to the mining rights of any other Person with respect to such coal reserves and none of Contura or its Subsidiaries has received a notice of claim to such effect, and Contura has sufficient rights to access and mine such coal reserves.

(e)           Contura and its Subsidiaries are in possession of and have good and marketable title to, or have valid leasehold interests in, all tangible personal property used in the business of Contura and its Subsidiaries, except as could not reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect. All such tangible personal property is owned by Contura or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, or, to the knowledge of Contura, is leased under a valid and subsisting lease and, in each case, is in operating condition, ordinary wear and tear excepted.

Section 4.17.      Material Contracts. (a) Section 4.17(a) of Contura Disclosure Schedule lists, and Contura has made available to ANR prior to the date of this Agreement, true, correct and complete copies of, any of the following Contracts to which Contura or any of its Subsidiaries is a party or by which Contura, any of its Subsidiaries or any of their respective assets is bound, as of the date hereof:

(i)         that would be required to be filed by Contura as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act if Contura were subject to the filing or disclosure requirements under Regulation S-K under the Securities Act, or that would be required to be disclosed by Contura on a Current Report on Form 8-K if Contura were subject to the disclosure requirements under the Exchange Act;

(ii)         that contains covenants that limit the ability of Contura or any of its Subsidiaries to compete in any business or with any person or in any geographic area or distribution or sales channel, or to sell, supply or distribute any service or product, in each case, that would reasonably be expected to be material;

(iii)         that relates to a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation or control of any partnership or joint venture or similar entity or arrangement (other than any partnership or limited liability company operating agreement of a direct or indirect wholly-owned Subsidiary of Contura) or pursuant to which Contura or any of its Subsidiaries has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;

(iv)         that involves any exchange traded, over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including commodities, emissions allowances, renewable energy credits, currencies, interest rates, foreign currency and other indices, in each case, that is material to the business of Contura and its Subsidiaries, taken as a whole;

(v)         that relates to (A) Indebtedness under which Contura and/or any of its Subsidiaries has outstanding obligations in excess of $1,000,000 or (B) conditional or similar sale arrangements in connection with which the aggregate actual or contingent obligations of Contura and its Subsidiaries under such Contract are greater than $1,000,000;

(vi)         under which (A) to the knowledge of Contura, any Person has guaranteed any liabilities or obligations of Contura or its Subsidiaries (other than any such guarantees by Contura or its Subsidiaries), in case of each such liability or obligation, in an amount in excess of $1,000,000, or (B) Contura or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of any other Person (other than Contura or any of its Subsidiaries);

(vii)         for the purchase and sale of coal under which (x) the aggregate amounts to be paid by Contura and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period or (y) the aggregate amounts to be received by Contura and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period;

(viii)         under which (x) the aggregate amounts to be paid by Contura and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period or (y) the aggregate amounts to be received by Contura and its Subsidiaries over the remaining term of such Contract would reasonably be expected to exceed $1,000,000 in any twelve-month period, in each case, other than (A) the Contura Material Contracts described in Section 4.17(a)(vii) and (B) purchase orders for the purchase of goods or services in the ordinary course of business;

(ix)         any Contura Interested Party Agreement;

(x)         that relates to the ownership, lease or use of space at Contura’s headquarters at 340 Martin Luther King Jr. Blvd., Bristol, TN 37620;

(xi)         any Contura Lease involving royalty payments of $500,000 or more per year;

(xii)         which is (i) a written employment agreement with any Contura Service Provider that is not terminable on sixty (60) days' notice or less without penalty, liability or premium (including severance due upon a termination of employment) or (ii) a change in control, transaction bonus, retention bonus or other similar agreement with any Contura Service Provider that requires a payment as a result, either alone or in combination with any other event, of the completion of the transactions contemplated hereby;

(xiii)         under which Contura or any Subsidiary thereof has granted or received a license or sublicense with respect to any Intellectual Property Right that is material to the operation of the business of Contura or such Subsidiary, and for this purpose, specifically excluding any (A) non-exclusive, end-user license for computer software that is generally commercially available (except if the failure of Contura or such Subsidiary to have such non-exclusive end-user license would result in a Contura Material Adverse Effect) and (B) non-exclusive license or sublicense granted by Contura or any Subsidiary thereof in the ordinary course of business consistent with past practice;

(xiv)         that is otherwise material to Contura and its Subsidiaries; or

(xv)         that would or would reasonably be expected to prevent or materially delay Contura’s ability to consummate the Mergers or the other transactions contemplated by this Agreement.

Each Contract of the type described in clauses (i) through (xv) is referred to herein as an “Contura Material Contract.”

(b)           Each Contura Material Contract is valid and binding on Contura and any Subsidiary of Contura that is a party thereto and, to the knowledge of Contura, each other party thereto and is in full force and effect. There is no default under any Contura Material Contract by Contura or any of its Subsidiaries or, to the knowledge of Contura, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Contura or any of its Subsidiaries or, to the knowledge of Contura, by any other party, in each case except as would not have or reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.

Section 4.18.      Insurance. Contura and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of Contura and its Subsidiaries that are customary and adequate for companies of similar size in the industries and locales in which Contura and its Subsidiaries operate. Section 4.18 of the Contura Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all material insurance policies issued in favor of Contura, or pursuant to which Contura or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (i) the policy is in full force and effect and all premiums due thereon have been paid, (ii) Contura is not in material breach or default, and neither Contura nor any of its Subsidiaries has taken any action or failed to take any action which with notice or the lapse of time would constitute such a material breach or default, or permit termination or modification of, any such policy, and (iii) to the knowledge of Contura as of the date hereof, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy.

Section 4.19.      Suppliers and Customers. Section 4.19 of the Contura Disclosure Schedule sets forth the names of the 10 largest suppliers of Contura and its Subsidiaries (as measured by aggregate cost of items or services purchased for the twelve-month period ended on the Balance Sheet Date). To the knowledge of Contura, neither Contura nor any of its Subsidiaries (a) has been notified in writing of any dispute with any such supplier or with any of the 10 largest customers of Contura and its Subsidiaries (as measured by revenue for the twelve-month period ended on the Balance Sheet Date) or (b) has been notified in writing by any such customer or supplier that it intends or is threatening to terminate or otherwise adversely alter the terms of its business with Contura or any of its Subsidiaries.

Section 4.20.      Questionable Payments. Neither Contura nor any of its Subsidiaries (nor, to the knowledge of Contura, any of their respective directors, executives, representatives, agents or employees) (a) is using or since July 26, 2016 has used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) is using or since July 26, 2016 has used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) is violating or since July 26, 2016 has violated, in any material respect, any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) since July 26, 2016, has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) since July 26, 2016, has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.21.      Interested Party Transactions. As of the date hereof, there are no Contracts between Contura or any of its Subsidiaries, on the one hand, and (i) any holder of equity interests in Contura, (ii) any current or former director, officer or employee of Contura or any of its Affiliates, other than Contracts relating to compensation or benefits pursuant to any Contura Plan or (iii) any Affiliate or any “associate” or any member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (i) and (ii), on the other hand (each such Contract, a “Contura Interested Party Agreement”).

Section 4.22.      Required Vote of Contura Stockholders. The only vote of the holders of securities of Contura required by the Contura Certificate of Incorporation, the Contura Bylaws, by Law or otherwise to complete the transactions contemplated by this Agreement is the approval of the Contura Charter Amendment by the holders of not less than a majority of the outstanding shares of Contura Common Stock. The approval of the Contura Charter Amendment as described in the previous sentence is referred to as the “Contura Stockholder Approval.”

Section 4.23.      Opinion of Financial Advisor. Prior to the execution of this Agreement, Ducera Securities LLC has delivered to the Contura Board its written opinion, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Contura. Promptly following receipt of the opinion by the Contura Board, a true, correct and complete copy of the opinion will be delivered to ANR for informational purposes only.

Section 4.24.      Brokers; Certain Fees. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Contura or any of its Subsidiaries, except as provided in the letter agreements (i) between Contura and Ducera Securities LLC and (ii) between Contura and Jefferies LLC, in each case relating to the Mergers.

Section 4.25.      No Other Representations; Disclaimer. (a) Except for the representations and warranties made by Contura in this Agreement, neither Contura nor any other Person makes any express or implied representation or warranty with respect to Contura or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and Contura hereby disclaims any such other representations or warranties, including any representation or warranty regarding merchantability or fitness for a particular purpose. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Contura in this Agreement, neither Contura nor any other Person makes or has made any representation or warranty to any Alpha Party or any of their Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Contura, any of its Subsidiaries or their respective businesses, or (ii) any oral or written information presented to any Alpha Party or any of their Affiliates or representatives in the course of their due diligence investigation of Contura, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)           Notwithstanding anything contained in this Agreement to the contrary, Contura acknowledges and agrees that no Alpha Party or any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Alpha Parties in this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Alpha Party furnished or made available to Contura or any of its representatives or any representation or warranty regarding merchantability or fitness for a particular purpose. Without limiting the generality of the foregoing, Contura acknowledges that, except for the representations and warranties made by any Alpha Party in this Agreement, no representations or warranties are made by any Alpha Party or any other Person with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Contura or any of its representatives.

Article 5
Covenants

Section 5.01.      Interim Undertakings of the Alpha Parties. Except as expressly permitted or required by this Agreement or as otherwise required by applicable Law or as set forth in Section 5.01 of the Alpha Disclosure Schedule or as consented to in writing by Contura (such consent not to be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article 7, each Alpha Party shall, and shall cause each of their respective Subsidiaries to, conduct its operations in all material respects according to its ordinary and usual course of business consistent with past practice, and, to the extent consistent therewith, each Alpha Party shall, and shall cause each of their respective Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers and key employees, and to preserve the goodwill of and maintain satisfactory relationships with those Persons having material business relationships with any Alpha Party or any of their respective Subsidiaries. Without limiting the generality of the foregoing and except as otherwise expressly permitted or required in this Agreement or as otherwise required by applicable Law or as set forth in Section 5.01 of the Alpha Disclosure Schedule, during the period from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article 7, without the prior written consent of Contura (such consent not to be unreasonably withheld, delayed or conditioned), each Alpha Party will not and will not permit any of their respective Subsidiaries to:

(a)           propose to stockholders or adopt any amendments to the Holdings Certificate of Incorporation, the Holdings Bylaws, the ANR Certificate of Incorporation, the ANR Bylaws or the articles of incorporation, bylaws or other governing documents of any Subsidiary of any Alpha Party, other than amendments or changes to any such documents of the Subsidiaries of the Alpha Parties in the ordinary course of business consistent with past practice;

(b)           issue, sell, grant options or rights to acquire, pledge, or propose the issuance, sale, grant of options or rights to acquire or pledge of, any Alpha Securities or Alpha Subsidiary Securities (other than the issuance of shares or other equity interests or rights by a wholly-owned Subsidiary of an Alpha Party to an Alpha Party or another wholly-owned Subsidiary of an Alpha Party), or grant any awards or bonuses that may be settled in, or the value of which is linked directly or indirectly to the price or value of, any Alpha Securities or securities of any Subsidiary of any Alpha Party, except (i) to the extent required under any ANR Plan and (ii) issuances of shares of Class C-1 Common Stock upon the exercise of ANR Stock Options or upon the vesting of ANR RSUs, in each case outstanding on the date hereof and in accordance with their terms;

(c)           acquire or agree or offer to acquire, by merger, consolidation or through any other business combination, or by purchasing any equity interest in or any security convertible into or exchangeable for any equity interest in or all or a portion of the assets of, any Person, except for (i) any merger or business combination of any wholly-owned Subsidiary of ANR into or with any other wholly-owned Subsidiary of ANR and (ii) any other mergers, consolidations, business combinations or purchases of securities or assets involving consideration (including assumed Indebtedness) not in excess of $2,000,000 in the aggregate for all such mergers, consolidations, business combinations or purchases of securities or assets (each such merger, consolidation, business combination or purchase of securities or assets under this clause (ii), an “Alpha New Acquisition” and collectively, the “Alpha New Acquisitions”); provided that the Alpha Parties may take the foregoing actions with respect to Alpha New Acquisitions if and only if each such Alpha New Acquisition (and all such Alpha New Acquisitions collectively) (A) involves only cash consideration (including the assumption of Indebtedness), (B) involves any business or business activity conducted by an Alpha Party or any of their Subsidiaries on the date hereof or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, (C) would not reasonably be expected to prevent or materially delay the consummation of the Mergers, (D) would not reasonably be likely to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (E) would not materially delay the SEC review and approval process relating to the Form S-4 (whether by requiring any additional financial information to be included in the Form S-4 or otherwise), (F) would not materially adversely affect or materially delay obtaining the approvals and clearances under Antitrust Laws required in connection with the consummation of the Mergers and (G) would not require approval of any Alpha Party’s stockholders; it being understood that, notwithstanding anything to the contrary contained in this Agreement, any Alpha New Acquisition that is not permitted by the foregoing clauses (A) through (G) shall require the consent of Contura (which may be withheld, delayed or conditioned in Contura’s sole and absolute discretion);

(d)           split, combine or reclassify its capital stock or other equity interests or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) in respect of its capital stock or other equity interests (other than dividends or distributions paid by a direct or indirect wholly-owned Subsidiary of ANR to its stockholders), or acquire or redeem, directly or indirectly, or amend the rights or terms of any Alpha Securities or Alpha Subsidiary Securities;

(e)           adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Alpha Party or any of their respective Subsidiaries;

(f)           make or offer to make any acquisition, by means of a merger or otherwise, of any business, assets or securities, or any sale, lease or other disposition of any business, assets or securities, except for (i) purchases or sales, leases or dispositions of inventory, raw materials, supplies and equipment in the ordinary course of business consistent with past practice (except for any Contract for the sale of coal having a term in excess of one year that does not contain a price re-opener or price adjustment provision without a specified collar, which shall require the consent of Contura in accordance with the introductory paragraph of this Section 5.01), (ii) capital expenditures permitted by Section 5.01(p) and (iii) Alpha New Acquisitions expressly permitted pursuant to, and subject to the terms and conditions of, Section 5.01(c);

(g)           make any loans, advances (other than advances pursuant to commercial transactions in the ordinary course of business consistent with past practice) or capital contributions to, or investments in, any other Person in excess of $1,000,000 in the aggregate for all such loans, advances, capital contributions and investments, other than any transaction solely between ANR and a direct or indirect wholly-owned Subsidiary of ANR or between direct or indirect wholly-owned Subsidiaries of ANR;

(h)           except (i) the entry into Contracts for purchases, sales, leases or dispositions of inventory, raw materials, supplies and equipment in the ordinary course of business consistent with past practice to the extent permitted pursuant to Section 5.01(f) or (ii) in connection with an Alpha New Acquisition permitted pursuant to Section 5.01(c), enter into, amend in any material respect, renew, terminate, or grant any release or relinquishment of material rights under any Alpha Material Contract (or Contract that would be an Alpha Material Contract if entered into prior to the date hereof), except, with respect to any collective bargaining or labor agreements, as required by Law (provided that notwithstanding the foregoing provisions of this clause (h), entry into any Contract for the sale of coal having a term in excess of one year that does not contain a price re-opener or price adjustment provision without a specified collar shall require the consent of Contura in accordance with the introductory paragraph of this Section 5.01);

(i)           incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness (including the issuance of any debt security), or amend, modify or refinance any existing Indebtedness, in each case except for the incurrence or repayment of Indebtedness that is (i) incurred or repaid in accordance with the agreements or instruments listed in Section 5.01(i)(i) of the Alpha Disclosure Schedule, provided that for the avoidance of doubt such Indebtedness shall not be prepaid; (ii) in the form of a letter of credit or surety bond (A) provided in replacement of any letter of credit or surety bond set forth in Section 5.01(i)(iii) of the Alpha Disclosure Schedule or (B) provided in the ordinary course of business consistent with past practice, to the extent required by applicable Law; or (iii) solely between ANR and a direct or indirect wholly-owned Subsidiary of ANR or between direct or indirect wholly-owned Subsidiaries of ANR;

(j)           except in connection with an Alpha New Acquisition permitted pursuant to Section 5.01(c), assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except direct or indirect wholly-owned Subsidiaries of ANR, in each case, other than any transaction solely between ANR and a direct or indirect wholly-owned Subsidiary of ANR or between direct or indirect wholly-owned Subsidiaries of ANR;

(k)           except in connection with an Alpha New Acquisition permitted pursuant to Section 5.01(c), mortgage, pledge or otherwise encumber any of its assets (tangible or intangible) that are, individually or in the aggregate, material to the Alpha Parties, or create, assume or suffer to exist any Liens thereupon other than Permitted Liens;

(l)           materially change any of the financial accounting methods, principles or practices used by it, except as necessary to conform to changes in statutory or regulatory accounting rules, GAAP or regulatory requirements with respect thereto;

(m)           (i) make or change any material Tax election; (ii) change any annual Tax accounting period; (iii) adopt or change any material method of Tax accounting; (iv) enter into any material closing agreement with respect to Taxes; or (v) settle or surrender any material Tax claim, audit or assessment;

(n)           except to the extent required under existing ANR Plans as in effect on the date hereof, as required by Law or as set forth in Section 5.01(n) of the Alpha Disclosure Schedule, (i) enter into any new, or amend, terminate or renew any existing, employment, severance, change of control, indemnification, termination, severance, consulting, incentive award, salary continuation or similar agreements or arrangements with or for the benefit of any current or former Alpha Service Provider, or grant any increases in the compensation, perquisites or benefits to any current or former Alpha Service Provider, except for increases in base compensation or wages in the ordinary course of business and consistent with past practice of up to 3% in the aggregate for non-officer employees whose base salary or annual wage rate is less than $175,000 and whose title is director or below; (ii) accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any current or former Alpha Service Providers, or otherwise pay any amounts not due to any such individual under applicable Law or the terms of any ANR Plan, including with respect to severance; or (iii) fund or make any contribution to any ANR Plan or trust not required to be funded or contributed to;

(o)           except as permitted by the preceding clause (n), establish, adopt, enter into, amend in any material respect (other than as required by applicable Law) or terminate any ANR Plan, or adopt or enter into any other employee benefit plan or arrangement that would be considered an ANR Plan if it were in existence on the date of this Agreement;

(p)           make or agree to make any capital expenditure, or enter into any binding agreements or arrangements providing for any capital expenditure except (i) in accordance with the capital expenditure budget set forth in Section 5.01(p) of the Alpha Disclosure Schedule (the “Alpha Cap Ex Budget”), and (ii) in respect of any capital expenditures or arrangements that are not set forth in the Alpha Cap Ex Budget that do not exceed $5,000,000 in the aggregate for all such expenditures not included in the Alpha Cap Ex Budget (it being understood that in no event shall Alpha New Acquisitions be permitted other than in accordance with and subject to the terms and conditions of Section 5.01(c) or (f)), or enter into any new line of business outside of its existing business segments;

(q)           compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1,000,000 individually or $5,000,000 in the aggregate (other than any such immaterial non-monetary remedies agreed to in the ordinary course of business), in any case without the imposition of equitable relief on, or the admission of wrongdoing by, any Alpha Party or any of their respective Subsidiaries;

(r)           take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(s)           commit or agree to take, or authorize the taking of, any of the foregoing actions.

Section 5.02.      Interim Undertakings of Contura. Except as expressly permitted or required by this Agreement or as otherwise required by applicable Law or as set forth in Section 5.02 of the Contura Disclosure Schedule or as consented to in writing by ANR (such consent not to be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article 7, Contura shall, and shall cause each of its Subsidiaries to, conduct its operations in all material respects according to its ordinary and usual course of business consistent with past practice, and, to the extent consistent therewith, Contura shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers and key employees, and to preserve the goodwill of and maintain satisfactory relationships with those Persons having material business relationships with Contura or any of its Subsidiaries. Without limiting the generality of the foregoing and except as otherwise expressly permitted or required in this Agreement or as otherwise required by applicable Law or as set forth in Section 5.02 of the Contura Disclosure Schedule, during the period from the date of this Agreement to the earlier to occur of the Closing and the termination of this Agreement in accordance with Article 7, without the prior written consent of ANR (such consent not to be unreasonably withheld, delayed or conditioned), Contura will not and will not permit any of its Subsidiaries to:

(a)           propose to stockholders or adopt any amendments to the Contura Certificate of Incorporation or the Contura Bylaws or the articles of incorporation, bylaws or other governing documents of any Subsidiary of Contura, other than the Contura Charter Amendment and amendments or changes to any such documents of the Subsidiaries of Contura in the ordinary course of business consistent with past practice;

(b)           issue, sell, grant options or rights to acquire, pledge, or propose the issuance, sale, grant of options or rights to acquire or pledge of, any Contura Securities or Contura Subsidiary Securities (other than the issuance of shares or other equity interests or rights by a wholly-owned Subsidiary of Contura to Contura or another wholly-owned Subsidiary), or grant any awards or bonuses that may be settled in, or the value of which is linked directly or indirectly to the price or value of, any Contura Securities or securities of any Subsidiary of Contura, except (i) to the extent required under any Contura Plan and (ii) issuances of shares of Contura Common Stock upon the exercise, vesting or settlement of Contura Stock Options or other Contura Securities, in each case outstanding on the date hereof and in accordance with their terms.

(c)           acquire or agree or offer to acquire, by merger, consolidation or through any other business combination, or by purchasing any equity interest in or any security convertible into or exchangeable for any equity interest in or all or a portion of the assets of, any Person, except for (i) any merger or business combination of any wholly-owned Subsidiary of Contura into or with any other wholly-owned Subsidiary of Contura and (ii) any other mergers, consolidations, business combinations or purchases of securities or assets involving consideration (including assumed Indebtedness) not in excess of $2,000,000 in the aggregate for all such mergers, consolidations, business combinations or purchases of securities or assets (each such merger, consolidation, business combination or purchase of securities or assets under this clause (ii), a “Contura New Acquisition” and collectively, the “Contura New Acquisitions”); provided that Contura may take the foregoing actions with respect to Contura New Acquisitions if and only if each such Contura New Acquisition (and all such Contura New Acquisitions collectively) (A) involves only cash consideration (including the assumption of Indebtedness), (B) involves any business or business activity conducted by Contura or any of its Subsidiaries on the date hereof, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto, (C) would not reasonably be expected to prevent or materially delay the consummation of the Mergers, (D) would not reasonably be likely to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (E) would not materially delay the SEC review and approval process relating to the Form S-4 (whether by requiring any additional financial information to be included in the Form S-4 or otherwise), (F) would not materially adversely affect or materially delay obtaining the approvals and clearances under Antitrust Laws required in connection with the consummation of the Mergers and (G) would not require approval of Contura’s stockholders; it being understood that, notwithstanding anything to the contrary contained in this Agreement, any Contura New Acquisition that is not permitted by the foregoing clauses (A) through (G) shall require the consent of ANR (which may be withheld, delayed or conditioned in ANR’s sole and absolute discretion);

(d)           split, combine or reclassify its capital stock or other equity interests or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) in respect of its capital stock or other equity interests (other than dividends or distributions paid by a direct or indirect wholly-owned Subsidiary of Contura to its stockholders), or acquire or redeem, directly or indirectly, or amend the rights or terms of any Contura Securities or Contura Subsidiary Securities;

(e)           adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Contura or any of its Subsidiaries;

(f)           make or offer to make any acquisition, by means of a merger or otherwise, of any business, assets or securities, or any sale, lease or other disposition of any material business, assets or securities, except for (i) purchases or sales, leases or dispositions of inventory, raw materials, supplies and equipment in the ordinary course of business consistent with past practice, (ii) capital expenditures permitted by Section 5.02(o) and (iii) Contura New Acquisitions expressly permitted pursuant to, and subject to the terms and conditions of, Section 5.02(c);

(g)           make any loans, advances (other than advances pursuant to commercial transactions in the ordinary course of business consistent with past practice) or capital contributions to, or investments in, any other Person in excess of $1,000,000 in the aggregate for all such loans, advances, capital contributions and investments, other than any transaction solely between Contura and a direct or indirect wholly-owned Subsidiary of Contura or between direct or indirect wholly-owned Subsidiaries of Contura;

(h)           except in the ordinary course of business consistent with past practice or in connection with an Contura New Acquisition permitted pursuant to Section 5.02(c), enter into, amend in any material respect, renew, terminate, or grant any release or relinquishment of material rights under any Contura Material Contract (or Contract that would be an Contura Material Contract if entered into prior to the date hereof), except, with respect to any collective bargaining or labor agreements, as required by Law;

(i)           incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness (including the issuance of any debt security), or amend, modify or refinance any existing Indebtedness, in each case except for the incurrence or repayment of Indebtedness that is (i) incurred or repaid in accordance with the agreements or instruments listed in Section 5.02(i)(i) of the Contura Disclosure Schedule, provided that for the avoidance of doubt such Indebtedness shall not be prepaid; (ii) in the form of a letter of credit or surety bond (A) provided in replacement of any letter of credit or surety bond set forth in Section 5.02(i)(iii) of the Contura Disclosure Schedule or (B) provided in the ordinary course of business consistent with past practice, to the extent required by applicable Law; or (iii) solely between Contura and a direct or indirect wholly-owned Subsidiary of Contura or between direct or indirect wholly-owned Subsidiaries of Contura;

(j)           except in connection with an Contura New Acquisition permitted pursuant to Section 5.02(c), assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except direct or indirect wholly-owned Subsidiaries of Contura, in each case, other than any transaction solely between Contura and a direct or indirect wholly-owned Subsidiary of Contura or between direct or indirect wholly-owned Subsidiaries of Contura;

(k)           except in connection with an Contura New Acquisition permitted pursuant to Section 5.02(c), mortgage, pledge or otherwise encumber any of its assets (tangible or intangible) that are, individually or in the aggregate, material to Contura, or create, assume or suffer to exist any Liens thereupon other than Permitted Liens;

(l)           materially change any of the financial accounting methods, principles or practices used by it, except as necessary to conform to changes in statutory or regulatory accounting rules, GAAP or regulatory requirements with respect thereto;

(m)           (i) make or change any material Tax election; (ii) change any annual Tax accounting period; (iii) adopt or change any material method of Tax accounting; (iv) enter into any material closing agreement with respect to Taxes; or (v) settle or surrender any material Tax claim, audit or assessment;

(n)           establish, adopt, enter into, amend in any material respect (other than as required by applicable Law) or terminate any Contura Plan, or adopt or enter into any other employee benefit plan or arrangement that would be considered a Contura Plan if it were in existence on the date of this Agreement;

(o)           make or agree to make any capital expenditure, or enter into any binding agreements or arrangements providing for any capital expenditure except (i) in accordance with the capital expenditure budget set forth in Section 5.02(p) of the Contura Disclosure Schedule (the “Contura Cap Ex Budget”) and (ii) in respect of any capital expenditures or arrangements that are not set forth in the Contura Cap Ex Budget that do not exceed $5,000,000 in the aggregate for all such expenditures not included in the Contura Cap Ex Budget (it being understood that in no event shall Contura New Acquisitions be permitted other than in accordance with and subject to the terms and conditions of Section 5.02(c) or (f)), or enter into any new line of business outside of its existing business segments;

(p)           compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of monetary damages not in excess of $1,000,000 individually or $5,000,000 in the aggregate (other than any such immaterial non-monetary remedies agreed to in the ordinary course of business), in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Contura or any of its Subsidiaries;

(q)           take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent either of the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(r)           commit or agree to take, or authorize the taking of, any of the foregoing actions.

Section 5.03.      Alpha No Solicitation. (a) Subject to Sections 5.03(b), (d), (e) and (g), each Alpha Party shall not, and shall cause their respective Subsidiaries not to, and each Alpha Party shall direct its and its Subsidiaries’ Representatives not to, directly or indirectly: (i) initiate, solicit or knowingly encourage (including by way of providing non-public information relating to the Alpha Parties or any of their Subsidiaries) the submission of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Alpha Acquisition Proposal or engage in any discussions or negotiations with respect thereto (except to disclose the existence of the provisions of this Section 5.03) or otherwise cooperate with or assist or participate in, or knowingly facilitate any such inquiries, offers, proposals, discussions or negotiations, (ii) approve or recommend, or publicly propose to approve or recommend, an Alpha Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Alpha Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle requiring any Alpha Party (whether or not subject to conditions) to abandon, terminate or fail to consummate the transactions contemplated hereby or breach any of its obligations hereunder, (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Contura, either of the Alpha Board Recommendations (a “Change of Alpha Board Recommendation”), or (iv) take any action to exempt any Person (other than Contura and its Affiliates) from the restrictions contained in any Takeover Law or otherwise cause such restrictions not to apply. Each Alpha Party shall, shall cause its Subsidiaries and its and its Subsidiaries’ directors, officers and employees to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons (other than the parties to this Agreement and their respective Representatives in their capacities as such) conducted theretofore by any Alpha Party, their respective Subsidiaries or any of its Representatives with respect to any Alpha Acquisition Proposal. Each Alpha Party shall promptly request each Person (other than the parties to this Agreement and their respective Representatives in their capacities as such) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alpha Acquisition Proposal to return or destroy all confidential information provided to such Person by or on behalf of any Alpha Party or any of their respective Subsidiaries to any such Person, to the extent required by, and in accordance with, the terms of the applicable confidentiality agreement. Any breach of this Section 5.03(a) by any Representative of any Alpha Party or any of their Subsidiaries (as if each such Representative were bound hereby) will be treated as a breach by the Alpha Parties for all purposes hereunder.

(b)           Notwithstanding anything to the contrary contained in Section 5.03(a) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the Alpha Stockholder Approvals, (i) an Alpha Party has received a written, bona fide Alpha Acquisition Proposal that did not result from a breach of Section 5.03(a), and (ii) the Holdings Board and ANR Board determine in good faith, after consultation with the Alpha Parties’ financial advisors and outside counsel, that such Alpha Acquisition Proposal constitutes or would reasonably be likely to lead to an Alpha Superior Proposal, then the Alpha Parties and their Representatives may, subject to clauses (x) and (y) below, (A) furnish information with respect to the Alpha Parties and their Subsidiaries to the Person making such Alpha Acquisition Proposal (and its Representatives) and provide access to the Alpha Parties’ books, records, facilities, properties, personnel and Representatives to such Person and its Representatives, including this Agreement but excluding all other agreements and documents relating to the Mergers or the other transactions contemplated herein and all information of Contura and its Subsidiaries covered by the Confidentiality Agreement and (B) participate in discussions or negotiations with the Person making such Alpha Acquisition Proposal (and its Representatives) regarding such Alpha Acquisition Proposal; provided that (x) the Alpha Parties will not, and will instruct their Representatives not to, disclose any non-public information to such Person unless the Alpha Parties have entered into a confidentiality agreement with such Person not less restrictive in any material respect on such Person than the Confidentiality Agreement and which does not restrict any Alpha Party from providing the information or access required to be provided to be provided pursuant to clause (y), and (y) the Alpha Parties will promptly provide or make available to Contura or its Representatives any non-public information concerning the Alpha Parties or their Subsidiaries provided or made available to such other Person which was not previously provided or made available to Contura or its Representatives.

(c)           The Alpha Parties shall promptly (and in any event within 24 hours) notify Contura in the event that any Alpha Party (including through any of their respective Subsidiaries or Representatives) receives (i) any Alpha Acquisition Proposal, (ii) any request for non-public information relating to any Alpha Party or any of their respective Subsidiaries other than requests for information in the ordinary course of business of the Alpha Parties or any requests made that are unrelated to an Alpha Acquisition Proposal, or (iii) any request for discussions or negotiations regarding any Alpha Acquisition Proposal. The Alpha Parties shall provide Contura promptly (and in any event within such 24-hour period) with the identity of such Person and a copy of such Alpha Acquisition Proposal or request (or, where such Alpha Acquisition Proposal or request is not in writing, a description of the material terms and conditions thereof). The Alpha Parties shall keep Contura reasonably informed in writing on a current basis (and in any event no later than 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Alpha Acquisition Proposal or request (including the material terms and conditions thereof and of any material modification thereto). The Alpha Parties shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person that would restrict the Alpha Parties’ ability to provide such information to Contura.

(d)           Notwithstanding anything in Section 5.03(a) to the contrary, if either of the Alpha Parties receives a written, bona fide Alpha Acquisition Proposal that did not result from a breach of Section 5.03(a), and the Holdings Board and the ANR Board conclude in good faith after consultation with outside counsel and financial advisors, after giving effect to all of the adjustments to the terms of this Agreement proposed in writing by Contura in response to such Alpha Acquisition Proposal, that (i) such Alpha Acquisition Proposal constitutes an Alpha Superior Proposal and (ii) the failure to take the actions below would be reasonably likely to be inconsistent with their fiduciary duties under applicable Law, each Alpha Party, the Holdings Board and the ANR Board may (and may resolve or agree to), at any time prior to obtaining the Alpha Stockholder Approvals, effect a Change of Alpha Board Recommendation; provided, however, that neither the Holdings Board nor ANR Board may effect such a Change of Alpha Board Recommendation under this Section 5.03(d) unless (A) the Alpha Parties shall have provided prior written notice to Contura, at least four Business Days in advance (the “Alpha Notice Period”), of its intention to take such action with respect to such Alpha Superior Proposal, which notice shall specify the material terms and conditions of any such Alpha Superior Proposal (including the identity of the party making such Alpha Superior Proposal), (B) prior to taking such action, at the request of Contura, the Alpha Parties shall, and shall direct their respective financial and legal advisors to, during such Alpha Notice Period, negotiate in good faith any adjustments in the terms and conditions of this Agreement proposed in writing by Contura during such Alpha Notice Period, and (C) following any negotiation described in the immediately preceding clause (B), such Alpha Acquisition Proposal continues to constitute an Alpha Superior Proposal. In the event of any revisions to the terms of an Alpha Superior Proposal that are material to such Alpha Superior Proposal after the start of the Alpha Notice Period, the Alpha Parties shall be required to deliver a new written notice to Contura satisfying the requirements of clause (A) of the preceding sentence and to comply with the requirements of this Section 5.03(d) with respect to such new written notice, and the Alpha Notice Period shall be deemed to have re-commenced on the date of such new notice; provided, however, that such additional Alpha Notice Period shall expire at the later of (x) the Alpha Notice Period and (y) the end of the second Business Day following the date on which the Alpha Parties deliver such new written notice.

(e)           Notwithstanding anything in Section 5.03(a) to the contrary, at any time prior to obtaining the Alpha Stockholder Approvals, the Holdings Board and the ANR Board may effect a Change of Alpha Board Recommendation, if the Holdings Board and the ANR Board (i) determine in good faith, after consultation with outside counsel, that based on a material event or change in circumstances that was not known, or if known, the consequences of which were not known or reasonably foreseeable, by the Alpha Parties as of the date hereof, the failure to make such Change of Alpha Board Recommendation would reasonably be expected to be inconsistent with their fiduciary duties under applicable Law, and (ii) determine in good faith that the reasons for making such Change of Alpha Board Recommendation are independent of any pending Alpha Acquisition Proposal; provided, however, that the Holdings Board and the ANR Board may not effect such a Change of Alpha Board Recommendation pursuant to this Section 5.03(e) (A) as a result of any Excluded Intervening Event and (B) unless (x) the Alpha Parties shall have provided prior written notice to Contura, at least four Business Days in advance, of its intention to make such Change of Alpha Board Recommendation, which notice shall specify the material facts and information constituting the basis for such contemplated determination, and (y) prior to taking such action, at the request of Contura, the Alpha Parties shall, and shall direct their respective financial and legal advisors to, during such four Business Day period, negotiate in good faith any adjustments in the terms and conditions of this Agreement proposed in writing by Contura during such four Business Day period which would allow each of the Holdings Board and the ANR Board not to make such Change of Alpha Board Recommendation consistent with its fiduciary duties.

(f)           The Alpha Parties agree that any violations of the restrictions set forth in this Section 5.03 by any of their or their Subsidiaries’ Representatives, including any violation by a Representative of a direction given to a Representative pursuant to the first sentence of Section 5.03(a) shall be deemed to be a breach of this Agreement (including this Section 5.03) by the Alpha Parties.

(g)           Nothing contained in this Section 5.03 shall prohibit the Holdings Board or the ANR Board from (x) taking and disclosing to the stockholders of the Alpha Parties a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer, in each case, to the extent legally required) or (y) making any disclosure to the Alpha Parties’ respective stockholders if in the good faith judgment of the Holdings Board and the ANR Board, after consultation with outside counsel, failure to make such disclosure would be reasonably likely to be inconsistent with their fiduciary duties under applicable Law or that such disclosure is otherwise required by Law; provided that any such disclosure that has the substantive effect of withdrawing or adversely modifying the Alpha Board Recommendations shall be deemed to be a Change of Alpha Board Recommendation for purposes of Section 7.01(g); provided further that the issuance by the Alpha Parties, the Holdings Board or the ANR Board of a “stop, look and listen” communication (or any similar communication) as contemplated by Rule 14d-9(f) promulgated under the Exchange Act in which the Alpha Parties have not indicated that the Holdings Board and the ANR Board has changed the Alpha Board Recommendations shall not constitute a Change of Alpha Board Recommendation.

(h)           For purposes of this Agreement, (i) “Alpha Acquisition Proposal” means any inquiry, offer or proposal made by a Person or group (other than Contura or any of its Affiliates) at any time after the date hereof relating to a transaction or potential transaction which is structured to permit such Person or group to acquire beneficial ownership of at least 20% of the assets or businesses of, either of the Alpha Parties and its Subsidiaries, or at least 20% of the equity or any class of equity of either of the Alpha Parties or any of its Subsidiaries, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or other transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Mergers, and (ii) “Alpha Superior Proposal” means any bona fide Alpha Acquisition Proposal (except the references in the definition thereof to “20%” shall be replaced by “more than 50%”) made in writing after the date hereof that the Holdings Board and the ANR Board have determined in good faith (after consultation with the Alpha Parties’ financial advisors and outside counsel) is more favorable from a financial point of view to the holders of Alpha Capital Stock than the Mergers, taking into account all of the terms and conditions of such Alpha Acquisition Proposal, including all legal, financial, regulatory, likelihood and timing of consummation and other aspects of such Alpha Acquisition Proposal as the Holdings Board and the ANR Board deem relevant.

Section 5.04.      Preparation of SEC Documents; Listing. (a) As promptly as reasonably practicable following the date of this Agreement, Contura and the Alpha Parties shall prepare and Contura shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included; provided that the parties acknowledge that their goal is to file the Form S-4 within 30 Business Days after the date of this Agreement and that if they do not file the Form S-4 within such period, the appropriate senior executive officers of Contura and the Alpha Parties shall discuss the reasons for the failure to meet such goal. Each of the Alpha Parties and Contura shall obtain and furnish the information concerning itself and its Affiliates as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. Each of the Alpha Parties and Contura shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and (B) keep the Form S-4 effective for so long as necessary to complete the Mergers. The Alpha Parties shall cause the Joint Proxy Statement to be mailed to the Alpha Parties’ stockholders, as applicable, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act, and in any event, not less than 20 days prior to the date of the Alpha Special Meetings. The Joint Proxy Statement shall notify the stockholders of the Alpha Parties of the availability of appraisal rights in connection with the transactions contemplated by this Agreement in accordance with Section 262 of the DGCL. Contura shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance and reservation of shares of Contura Common Stock in the Mergers, and the Alpha Parties shall furnish all information concerning the Alpha Parties and the holders of Alpha Capital Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Contura or the Alpha Parties, as applicable, without the other’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the opportunity to review and comment thereon. Contura will advise ANR promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order (in which case, Contura will use reasonable best efforts to obtain the withdrawal of such order as soon as reasonably possible), the suspension of the qualification of the Contura Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information and will promptly provide ANR with copies of any written communication from the SEC or any state securities commission. Contura and the Alpha Parties shall use their respective reasonable best efforts, after consultation with each other, to resolve all such requests or comments with respect to the Form S-4 as promptly as reasonably practicable after receipt thereof. If at any time prior to the Closing any information relating to Contura or the Alpha Parties, or any of their respective Affiliates, officers or directors, should be discovered by Contura or any Alpha Party which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the respective stockholders of the Alpha Parties.

(b)           Contura shall use reasonable best efforts to (i) cause the shares of Contura Common Stock to be issued in connection with the Mergers to be approved for listing on the NYSE or NASDAQ, subject to official notice of issuance, prior to the Closing, and, in connection therewith to be registered under Section 12(b) of the Exchange Act and (ii) to arrange for at least one market maker to register with the Financial Industry Regulatory Authority, Inc. as such with respect to the Contura Common Stock.

Section 5.05.      Stockholder Approvals. (a) Each Alpha Party shall, in accordance with applicable Law, the Holdings Certificate of Incorporation, the Holdings Bylaws, the ANR Certificate of Incorporation and the ANR Bylaws, call a meeting of its stockholders

(in the case of Holdings, the “Holdings Special Meeting”, in the case of ANR, the “ANR Special Meeting” and together, the “Alpha Special Meetings”) to be held as promptly as reasonably practicable after the Form S-4 becomes effective, subject to compliance with applicable Law and provided that the Holdings Special Meeting shall be held prior to the ANR Special Meeting, for the purpose of obtaining the Alpha Stockholder Approvals in connection with this Agreement and the Mergers, and shall use its commercially reasonable efforts to cause each such meeting to occur as promptly as reasonably practicable after the Form S-4 becomes effective, subject to compliance with applicable Law and provided that the Holdings Special Meeting shall be held immediately prior to the ANR Special Meeting. Subject to Sections 5.03(d) and 5.03(e), the Joint Proxy Statement shall include the recommendation of the Holdings Board and the ANR Board that the Alpha Parties’ stockholders adopt the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement with respect to the Holdings Merger and the ANR Merger, as applicable. Unless this Agreement is validly terminated by the Alpha Parties or Contura in accordance with its terms pursuant to Article 7 and subject to Sections 5.03(d) and 5.03(e), each Alpha Party shall use its commercially reasonable efforts to obtain from its stockholders the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement with respect to the Holdings Merger and the ANR Merger, as applicable, as required to consummate the Mergers, including by soliciting proxies in favor of such adoption and taking all other reasonable actions necessary or advisable to secure the vote of the holders of Alpha Capital Stock required by applicable Law to obtain such adoption. Holdings will not sell, transfer or assign, or allow any Lien to exist with respect to, its shares of Class C-2 Common Stock, and shall cause its shares of Class C-2 Common Stock to be counted as present at the ANR Special Meeting for purposes of calculating a quorum and, if the “agreement of merger” contained in this Agreement with respect to the Holdings Merger is adopted at the Holdings Special Meeting by the holders of Holdings Common Stock required by applicable Law to obtain such adoption, shall vote all such shares of Class C-2 Common Stock in favor of the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement with respect to the ANR Merger as required to consummate the ANR Merger. Unless this Agreement is validly terminated by the Alpha Parties or Contura in accordance with its terms pursuant to Article 7 prior to the date of the Alpha Special Meetings, each Alpha Party shall submit the “agreement of merger” (as such term is used in Section 251 of the DGCL) with respect to the Holdings Merger and the ANR Merger, as applicable, contained in this Agreement to its stockholders for adoption at the Alpha Special Meetings even if the Holdings Board and/or the ANR Board shall have effected a Change of Alpha Board Recommendation.

(b)           The Alpha Parties shall coordinate to cause the Holdings Special Meeting and the ANR Special Meeting to occur on the same date and during substantially the same time period. If, on the date of the Alpha Special Meetings, either Alpha Party has not received proxies representing a sufficient number of shares of Alpha Capital Stock to obtain the Alpha Stockholder Approvals, each Alpha Party shall at its election or upon written request of Contura adjourn the applicable Alpha Special Meeting until such date as shall be mutually agreed upon by the Alpha Parties and Contura, which date shall not be less than five days nor more than 10 days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use its reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from stockholders relating to the Alpha Stockholder Approvals. No Alpha Party may adjourn its Alpha Special Meeting except in accordance with this Section 5.05(b) and shall not adjourn its Alpha Special Meeting more than one time pursuant to this Section 5.05(b) unless mutually agreed by the Alpha Parties and Contura.

(c)           No later than (i) the third Business Day following the date of this Agreement, Contura shall deliver to the Alpha Parties a written certificate signed on behalf of Contura by its Chief Executive Officer or Chief Financial Officer certifying whether the Contura Charter Amendment has been approved by the beneficial owners of a majority of the outstanding shares of Contura Common Stock and (ii) the twentieth Business Day following the date of this Agreement, Contura shall deliver to the Alpha Parties a written certificate signed on behalf of Contura by its Chief Executive Officer or Chief Financial Officer certifying whether the Contura Charter Amendment has been approved by the record holders of a majority of the outstanding shares of Contura Common Stock.

Section 5.06.      Access to Information. (a) Subject to the Confidentiality Agreement and the restrictions imposed by the HSR Act and applicable Law, from and after the date of this Agreement through the earlier of the Closing and the termination of this Agreement in accordance with its terms, each of the Alpha Parties and Contura will (i) give the other party and its respective Representatives (and their counsel and advisors) reasonable access (during regular business hours upon reasonable notice), consistent with applicable Law, to all employees, offices and other facilities and to all books, Contracts, commitments and records of it and its Subsidiaries and cause it and its Subsidiaries’ respective Representatives to provide access to its work papers and such other information as the other party may reasonably request (subject, in the case of work papers, to the execution of customary documentation reasonably requested by auditors), and (ii) permit the other party to make such inspections of Alpha Real Property or Contura Real Property, as applicable, as the other party may reasonably require (provided that no Phase II environmental investigations or similar testing of ground soil shall be permitted to be conducted), and (iii) cause its officers and those of its Subsidiaries to furnish the other party with such financial and operating data and other information with respect to the business, properties and personnel of it and its Subsidiaries as the other party may from time to time reasonably request. Notwithstanding the foregoing, any such access shall be in such a manner as not to interfere unreasonably with the business or operations of the other parties or their respective Subsidiaries. Without the prior written consent of the other parties (which in the case of the following clause (i) shall not be unreasonably withheld conditioned or delayed), no party shall (i) visit or enter any properties of such other parties outside of the ordinary course of business or (ii) conduct any Phase I or Phase II examinations or any other invasive environmental testing at the properties of such other parties.

(b)           Information obtained by a party pursuant to Section 5.06(a) shall be subject to the provisions of the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

(c)           Nothing in this Section 5.06 shall require a party to permit any inspection, or to disclose any information, that in the reasonable judgment of such party would (i) waive or jeopardize the attorney-client privilege of such party or its Subsidiaries or violate any of their respective contractual obligations to any third party (provided that each such party shall use its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure), or (ii) result in a violation of applicable Law, including the HSR Act. No investigation pursuant to this Section 5.06 or otherwise shall affect the representations, warranties, or covenants in this Agreement or any of the remedies or conditions to the obligations of the parties hereto.

Section 5.07.      Commercially Reasonable Efforts; Consents and Governmental Approvals.

(a)           Subject to the terms and conditions of this Agreement (including the last two sentences of this Section 5.07(a) and Section 5.07(b)), each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the Mergers. Without limiting the foregoing, but subject to the last two sentences of this Section 5.07(a), each of the Alpha Parties and Contura agrees to use its commercially reasonable efforts to, in the most expeditious manner practicable, (i) obtain all waivers, consents and approvals from parties to Contracts to which any Alpha Party or any of their respective Subsidiaries is a party (in which case the Alpha Parties shall be primarily responsible for obtaining such waivers, consents and approvals), or to which Contura or any of its Subsidiaries is a party (in which case Contura shall be primarily responsible for obtaining such waivers, consents and approvals), as applicable, which are required in connection with the consummation of the transactions contemplated hereby and (ii) obtain all consents, approvals, permits and authorizations that are required to be obtained under any federal, state, local or foreign Law in connection with the transactions contemplated hereby. Notwithstanding anything herein to the contrary, Contura need not agree to (including by consent under the next sentence) or make any concessions or undertakings (including agreements to divest or hold separate assets or limit lines of business) if such agreements, concessions or undertakings either (x) would have a material and adverse effect on the benefits Contura reasonably expects to be derived from the combination of Contura and the Alpha Parties through the Mergers or materially limit the conduct of business by Contura or its Subsidiaries (including Holdings and ANR and their respective Subsidiaries) following the Closing, or (y) are not required to permit the consummation of the Merger without material delay (such agreements, concessions or undertakings, “Materially Burdensome Conditions”). The Alpha Parties shall not, without the prior written consent of Contura, agree to or make any payments (other than customary filing fees) or any concessions or undertakings (including with respect to any Materially Burdensome Conditions) in connection with the matters referenced in this Section 5.07.

(b)           Each Alpha Party and Contura agrees (i) as promptly as reasonably practicable following the date of this Agreement, to file all Notification and Report Forms required under the HSR Act with respect to the transactions contemplated hereby, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, and (iii) to use its commercially reasonable efforts to take or cause to be taken all actions necessary, proper or advisable consistent with, and subject to, the other provisions of this Section 5.07 (including the last two sentences of Section 5.07(a)), to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as reasonably practicable, including by requesting early termination thereof. Each Alpha Party and Contura shall, in connection with the efforts referenced in Section 5.07(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use all commercially reasonable efforts to (A) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (B) keep the other parties reasonably informed of any communication received by such party from, or given by such party to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (C) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by such applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition. Each of the Alpha Parties and Contura may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under Section 5.06 or this Section 5.07(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel (or previously agreed outside consultant) of the recipient and shall not be disclosed by such outside antitrust counsel (or such outside consultant) to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Notwithstanding anything to the contrary contained in this Agreement, in the event that Contura or its Subsidiaries enters into an agreement committing to, or consummates, a transaction pursuant to which one or more third parties acquires or agrees to acquire beneficial ownership of at least 50% of the assets or businesses of Contura and its Subsidiaries, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or other transaction, including any single or multi-step transaction or series of related transactions (such transaction, a “Contura Sale Transaction”), then Contura and its Subsidiaries shall, notwithstanding the last two sentences of Section 5.07(a) and any other contrary provisions in this Agreement, be required to use reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable, to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as reasonably practicable, including by (i) agreeing to and performing any Materially Burdensome Conditions that may be required to obtain the expiration or termination of the applicable waiting periods under the HSR Act and (ii) taking any and all reasonable actions to (x) contest and defend any claim, cause of action, or proceeding instituted or threatened that challenges the Mergers as violating any Antitrust Law to avoid entry of, or (y) have vacated, lifted, reversed, repealed, rescinded, or terminated, any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) entered, enforced, or attempted to be entered or enforced, by any Governmental Entity that would prohibit, prevent or restrict consummation of the Mergers. Nothing in Section 5.02 (other than Section 5.02(q)) or this Section 5.07 will prevent Contura or any of its Subsidiaries from entering into an agreement committing to a Contura Sale Transaction.

(c)           Without limiting any of the other restrictions set forth in this Agreement (including Section 5.01(c) and Section 5.02(c)), no party hereto shall, nor shall it permit any of its Subsidiaries to, acquire or agree to acquire any business, Person or division thereof, or otherwise acquire or agree to acquire any assets or enter into any other transaction if the entering into of a definitive agreement relating to or the consummation of such acquisition or other transaction would be reasonably likely to materially delay the consummation of the transactions contemplated hereby or increase the risk of not obtaining any applicable clearance, approval or waiver from a Governmental Entity charged with the enforcement of any Antitrust Law with respect to the transactions contemplated hereby.

Section 5.08.      Indemnification and Insurance. (a) For a period of at least six years following the Closing, Contura shall maintain in effect provisions in the Holdings Certificate of Incorporation, Holdings Bylaws, ANR Certificate of Incorporation and ANR Bylaws, or, in the event that the Forward Mergers are consummated, the comparable organizational documents of the limited liability companies that survive such Forward Mergers, related to exculpation and indemnification of the (as of or prior to the Closing) former directors, officers and employees of the Alpha Parties that are no less favorable than those which are currently provided in the Holdings Certificate of Incorporation, Holdings Bylaws, ANR Certificate of Incorporation and ANR Bylaws, which provisions shall not be amended, repealed or otherwise modified during such six year period in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable Law.

(b)           From and after the Closing, the Surviving Corporations shall, and Contura shall cause the Surviving Corporations to, indemnify and hold harmless each (as of or prior to the Closing) officer and director of the Alpha Parties and of any Subsidiary of the Alpha Parties (as applicable with respect to the relevant Surviving Corporation) (each, together with such person’s heirs, executors or administrators, an “Indemnified Party” and collectively, the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding, whether civil, criminal, administrative or investigative, arising out of the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of an Alpha Party or any of its Subsidiaries (as applicable with respect to the relevant Surviving Corporation), or of another entity if such service was at the request of an Alpha Party, whether asserted or claimed prior to, at or after the Closing, to the fullest extent such Surviving Corporation is permitted to do so under applicable Law and its certificate of incorporation and bylaws as at the date hereof. In the event of any such proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the proceeding from the applicable Surviving Corporation to the same extent such Persons have the right to advancement of expenses from the applicable Alpha Party as of the date of this Agreement pursuant to the Holdings Certificate of Incorporation, Holdings Bylaws, ANR Certificate of Incorporation and ANR Bylaws, as applicable (provided that any Person to whom expenses are advanced shall have provided an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c)           The Alpha Parties shall purchase prior to the Closing, and, for a period of six years following the Closing, Contura shall maintain, a fully pre-paid six-year tail policy to the current directors’ and officers’ liability insurance policies maintained on the date of this Agreement by the Alpha Parties for an aggregate cost of no more than 300% of the total annual premiums currently paid by the Alpha Parties for such insurance (exclusive of any premium refund on existing coverage for the Alpha Parties), which tail policy will cover a period from the Closing through and including the date that is six years after the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Closing, and which tail policy shall contain the same coverage and amount as, and contain terms and conditions that are equivalent to the coverage currently provided by the existing policies of the Alpha Parties (complete and accurate copies of which shall have been made available to Contura before such purchase); provided that if the cost of such tail policy would exceed 300% of the total annual premiums currently paid by the Alpha Parties for such insurance, the Alpha Parties shall obtain a tail policy with the greatest coverage available for a cost not to exceed such amount.

(d)           In the event that a Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, Contura shall cause proper provision to be made so that the successors and assigns of such Surviving Corporation shall expressly assume the applicable obligations set forth in this Section 5.08.

(e)           The provisions of this Section 5.08 (i) shall survive the consummation of the Mergers and, from and after (but not before) the Closing, is intended to benefit, and shall be enforceable by, each Indemnified Party and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract, under applicable Law or otherwise.

Section 5.09.      Employee Matters. (a) Contura shall, for the period commencing at the Closing and ending on December 31, 2019, provide, or cause to be provided, to each employee of ANR or its Subsidiaries as of the First Effective Time, other than individuals covered by a collective bargaining agreement (the “Current Employees”), for so long as such Current Employee remains employed by Contura or one of its Subsidiaries, compensation opportunities and employee benefits (but excluding equity compensation, change in control, transaction, deal or retention bonuses or payments, defined benefit pension benefits and any compensation or benefits provided pursuant to a collective bargaining agreement or defined benefit plan) that are substantially comparable, in the aggregate, to either, in Contura’s sole discretion, (i) the compensation opportunities and employee benefits provided by ANR or its Subsidiaries, as applicable, immediately prior to the Closing or (ii) the compensation opportunities and employee benefits provided by Contura to similarly-situated Contura employees. In addition, Contura shall, and shall cause its Subsidiaries to, honor any obligations of ANR or its Subsidiaries under (i) any retention or employment agreements in existence on the date hereof to which any Current Employee is a party and which are listed on Section 5.09(a) of the Alpha Disclosure Schedule or (ii) the KESP, as in effect on the date hereof. Nothing in this Section 5.09 shall interfere with Contura’s right or obligation to make such changes as are necessary to conform with applicable Law or prevent the amendment or termination of any ANR Plan (to the extent amendment or termination is permitted by such ANR Plan). Nothing in this Section 5.09 shall limit the right of Contura or any of its Subsidiaries to terminate the employment of any Current Employee at any time.

(b)           Contura shall cause service rendered by Current Employees of ANR and its Subsidiaries (and any predecessor thereto) prior to the Closing to be given full credit under any compensation or benefit plan Contura or any of its Subsidiaries for purposes of eligibility, vesting and benefit accrual (but not for benefit accrual under any defined benefit or post-employment or retiree welfare benefits) under employee benefit plans of Contura and its Subsidiaries, except where such credit would not be afforded under the applicable ANR Plans and except as would result in a duplication of benefits. For the avoidance of doubt, nothing in this Section 5.09(b) shall limit the right of Contura or any of its Subsidiaries to terminate existing ANR Plans or adopt new employee benefit plans. Contura shall use commercially reasonable efforts to (i) ensure that no Current Employee shall be subject to any pre-existing condition limitation under any health plan of Contura or its Subsidiaries for any condition for which he or she would have been entitled to coverage under the corresponding ANR Plan in which he or she participated prior to the Closing and (ii) give effect to, for the fiscal year in which the Closing occurs, in determining any deductible, co-pays and maximum out-of-pocket limitations, claims incurred and amounts paid by, and amounts reimbursed to, Current Employees prior to the Closing.

(c)           Notwithstanding anything to the contrary in the ANR, Inc. Key Employee Separation Plan, as amended (the “KESP”) (including with respect to Code Section 280G and Net After Tax Benefits (as therein defined)), Contura shall, together with the first lump sum payment payable in respect of the separation from service of any disqualified individual (within the meaning of Code Section 280G) eligible to receive benefits under the KESP, make an additional cash payment to each such disqualified individual (within the meaning of Code Section 280G) in respect of Taxes due under Code Section 4999 equal in amount to the lesser of (i) the amount set forth with respect to such individual on Section 5.09(c) of the Disclosure Schedule (which amounts shall not exceed $2,500,000 in the aggregate for all such disqualified individuals) and (ii) the actual Code Section 4999 excise tax gross-up amount owed to such disqualified individual calculated by ANR’s independent auditor at the time of such separation from service in accordance with the methodology set forth in Section 5.09(c) of the Alpha Disclosure Schedule, which calculation must be reasonably acceptable to Contura.

(d)           This Section 5.09 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.09, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.09 or is intended to be an amendment to any ANR Plan or Contura Plan.

(e)           Contura and the Alpha Parties hereby agree that the occurrence of the Closing shall constitute a “change in control” for purposes of the ANR Plans set forth in Section 5.09(e) of the Alpha Disclosure Schedule.

Section 5.10.      Takeover Laws. (a) Each Alpha Party, the Holdings Board and the ANR Board, as applicable, shall, upon the request of Contura, grant all such approvals and take all other necessary steps within their control to exclude the Mergers and any other transaction contemplated hereby from the applicability of any Takeover Laws.

(b)           Contura and the Contura Board shall, upon the request of ANR, grant all such approvals and take all other necessary steps within their control to exclude the Mergers and any other transaction contemplated hereby from the applicability of any Takeover Laws.

Section 5.11.      Notification of Certain Matters. (a) Each Alpha Party shall give prompt notice to Contura of any breach of this Agreement by such Alpha Party, and Contura shall give prompt notice to ANR of any breach of this Agreement by Contura, in each case upon obtaining knowledge of such breach if such breach, individually or in the aggregate with any other breaches, would make the timely satisfaction of any of the conditions set forth in Sections 6.01, 6.02 and 6.03 impossible or unlikely. The delivery of any notice pursuant to this Section 5.11 shall not cure any breach of any representation or warranty requiring disclosure of such matter or otherwise limit or otherwise affect the remedies available hereunder to any party receiving such notice. This Section 5.11 shall not constitute an obligation, covenant or agreement for purposes of Section 6.02(b), 6.03(b), 7.01(e) or 7.01(f).

(b)           Each Alpha Party and Contura shall use its reasonable best efforts to keep the other informed, on a current basis, of any events, discussions, notices or changes with respect to any material Proceeding or investigation involving any Alpha Party or any of their respective Subsidiaries or Contura or any of its Subsidiaries.

Section 5.12.      Financing Assistance. (a) Although the parties acknowledge and agree that the obtaining of financing by Contura and its Subsidiaries is not a condition to Closing, prior to the Closing, each Alpha Party shall use its commercially reasonable efforts to, and shall cause its Subsidiaries and their respective Representatives to use their commercially reasonable efforts to, assist Contura in connection with the arrangement of any refinancing or replacement of any existing, or the arrangement of any new, facility for Indebtedness of Contura or its Subsidiaries or any Alpha Party or their respective Subsidiaries, including up to $100 million of incremental financing, to be consummated prior to or contemporaneously with the Closing in connection with the transactions contemplated by this Agreement.

(b)           Without limiting the generality of the foregoing, each Alpha Party shall, and shall cause its Subsidiaries and shall use commercially reasonable efforts to cause their respective Representatives to (i) enter into customary agreements, including underwriting and purchase agreements, in connection with any debt financing or refinancing contemplated by Section 5.12(a), (ii) participate in meetings, due diligence sessions and road shows, (iii) assist in preparing offering memoranda, rating agency presentations, private placement memoranda, prospectuses and similar documents, (iv) facilitate the pledging of, and perfection of, security interests in in the assets and equity of the Alpha Parties and their Subsidiaries effective no earlier than Closing; provided that the delivery of any original stock certificates and other certificated securities shall be delivered in escrow pending release at the Closing, (v) furnish to Contura and its financing or refinancing sources as promptly as possible the financial information reasonably required by Contura’s financing sources, (vi) update any financial statements delivered pursuant to clause (v) hereof as may be necessary so that such financial information does not contain any untrue statement of a material fact with respect to the business of the Alpha Parties and their Subsidiaries or omit to state any material fact with respect to the business of the Alpha Parties and their Subsidiaries necessary to make the statements not misleading in any material respect (after giving effect to all supplements and updates thereto from time to time) in light of the circumstances in which they were made, (vii) provide upon the reasonable request of Contura and/or its financing or refinancing sources such information reasonably deemed necessary to prepare a confidential information memorandum and other customary syndication materials reasonably required, including business projections and financial statements, (viii) cooperate to facilitate the due diligence efforts of Contura’s financing sources to the extent customary and reasonable and not unreasonably interfering with the business of the Alpha Parties and their Subsidiaries, (ix) facilitate the release of any Lien on the assets and the interests and the termination of all guarantees (if any) in connection therewith subject to the occurrence of the Closing, (x) provide at least four Business Days) prior to Closing all documentation and other information as is required by applicable “know your customer” anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested by Contura in writing prior to Closing, (xi) use reasonable best efforts to obtain comfort letters of accountants, legal opinions and to provide consents for use of such independent auditors’ reports and (xii) otherwise make available documents and information relating to the Alpha Parties and their Subsidiaries, in each case, as may be reasonably requested by Contura.

(c)           Notwithstanding anything to the contrary in this Section 5.12, no Alpha Party or director, officer or employee of any of the foregoing, shall be required in connection with the matters contemplated by this Section 5.12 to (i) pay any commitment or other similar fee not reimbursed by Contura, (ii) incur any liability of any kind (or cause their Representatives to incur any liability of any kind) prior to the Closing, (iii) enter into any agreement or commitment in connection with any financing which would be effective prior to the Closing or provide any certification or opinion of any Alpha Party or its Subsidiaries which would be effective prior to the Closing, (iv) provide any certificate, comfort letter or opinion of any of its Representatives (other than any officers certificate under which no personal liability of any officer is incurred), or (v) take any action that would (A) unreasonably interfere with the normal operations of the Alpha Parties and their respective Subsidiaries, (B) cause any director, officer or employee of any Alpha Party or its Subsidiaries to incur any personal liability, (C) conflict with the organizational documents of any Alpha Party or any of its Subsidiaries or (D) result a violation or breach of, or a default under, any Contract to which any Alpha Party or any of its Subsidiaries is a party as of the date hereof.

Section 5.13.      Press Releases. Following the execution of this Agreement, the Alpha Parties and Contura shall issue an initial joint press release agreed upon by the Alpha Parties and Contura. Thereafter, unless and until a Change of Alpha Board Recommendation has occurred and except as otherwise required by Law (including the rules or regulations of any applicable regulatory or governmental body to which the relevant party is subject or submits, wherever situated), each of Contura and the Alpha Parties agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by (i) any Alpha Party or any of their respective Subsidiaries without first providing a meaningful opportunity to Contura to review and comment upon such release or announcement and giving due consideration to all reasonable additions, deletions or changes suggested thereto or (ii) Contura or any of its Subsidiaries without first providing a meaningful opportunity to the Alpha Parties to review and comment upon such release or announcement and giving due consideration to all reasonable additions, deletions or changes suggested thereto. Following the execution of this Agreement, if and to the extent any party makes any written communication to its employees that would be required to be filed with the SEC with respect to the Mergers or any other broadly disseminated written communication to employees with respect to the Mergers, such disclosing party shall, prior to making such disclosure provide a meaningful opportunity to the non-disclosing parties to review and comment upon such communications and shall give due consideration to all reasonable additions, deletions or changes suggested thereto. Notwithstanding the foregoing, each Alpha Party and Contura may make any disclosures and announcements (i) which are consistent with prior public releases or announcements made in accordance with this Section 5.13 or (ii) in connection with any Proceeding in which the parties are adverse to each other. Nothing in this Section 5.13 shall limit any rights or remedies of any party under Section 5.03.

Section 5.14.      Stockholder Litigation. (a) Each Alpha Party shall give Contura the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any stockholder Proceeding against any Alpha Party or any of their respective directors or officers relating to the Mergers or any other transactions contemplated hereby; provided, however, that no settlement or compromise shall be agreed to by or on behalf of any Alpha Party or any of their respective Subsidiaries without Contura’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(b)           Contura shall give the Alpha Parties the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense or settlement of any stockholder Proceeding against Contura or any of its directors or officers relating to the Mergers or any other transactions contemplated hereby; provided, however, that no settlement or compromise shall be agreed to by or on behalf of Contura or any of its Subsidiaries without ANR’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.15.      No Control of Other Party’s Business. Nothing contained in this Agreement shall give Contura, directly or indirectly, the right to control or direct the Alpha Parties’ or their Subsidiaries’ operations prior to the Closing, and nothing contained in this Agreement shall give the Alpha Parties, directly or indirectly, the right to control or direct Contura’s or its Subsidiaries’ operations prior to the Closing. Prior to the Closing, each of Contura and the Alpha Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.16.      Reserved.

Section 5.17.      Tax Matters.

(a)           It is intended that each of the Mergers shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Subject to the other provisions of this Agreement, each of the Alpha Parties and Contura shall use its reasonable best efforts (i) to cause the Holdings Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Holdings and Contura will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code, (ii) to cause the ANR Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Holdings, ANR and Contura will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (iii) not to, and not permit or cause any of their respective Subsidiaries or Affiliates to, take or cause to be taken any action reasonably likely to cause either of the Mergers to fail to qualify as a “reorganization” under Section 368(a) of the Code.

(b)           Notwithstanding any other provision of this Agreement, Contura shall be entitled to deduct and withhold from the consideration or other amounts otherwise payable pursuant to the Mergers or this Agreement any such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Alpha Capital Stock or other Person in respect of which such deduction and withholding was made. Contura shall pay, or shall cause to be paid, all amounts so withheld to the appropriate Governmental Entity within the period required under applicable Law. The parties to this Agreement shall cooperate in obtaining, prior to Closing, available Tax Certificates from Persons who are expected to be Alpha Party Shareholders. As soon as practicable after the date of this Agreement, the Alpha Parties and Contura shall jointly engage Ernst & Young LLP to deliver the opinion referenced in the definition of “Alpha Company Certificate.” For the avoidance of doubt, information obtained by a party pursuant to this Section 5.17(b) shall be subject to the provisions of the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

(c)           Notwithstanding any other provision of this Agreement and without limiting the generality of Section 5.17(b), unless each of the Alpha Parties delivers an Alpha Company Certificate at least ten days prior to the Closing Date, Contura may require that, if an Alpha Party Shareholder does not deliver a Tax Certificate with respect to the Applicable Merger by the earlier of (x) the date the Alpha Party Shareholder delivers the letter of transmittal referred to in Section 2.01(b) and (y) the date that is fifteen days after the Closing, to the Exchange Agent (who shall be instructed by Contura to deliver such Tax Certificate to Contura promptly following receipt thereof), the Exchange Agent shall:

(i)         promptly sell, on behalf of such Alpha Party Shareholder, shares of Contura Common Stock that (subject to the other provisions of this Agreement) would otherwise be delivered to such Alpha Party Shareholder as consideration in such Applicable Merger in sufficient number to yield net proceeds equal to the sum of (A) the FIRPTA Withholding Tax with respect to such Alpha Party Shareholder and such Applicable Merger and (B) the amount of costs, expenses and fees incurred by the Exchange Agent in connection with selling such shares, which amount described in (B) shall be retained by the Exchange Agent to reimburse the Exchange Agent for such costs, expenses and fees;

(ii)         promptly deliver cash to Contura in an amount equal to the FIRPTA Withholding Tax with respect to such Alpha Party Shareholder and such Applicable Merger (which Contura shall promptly report and pay to the Internal Revenue Service as required by Treasury Regulations Section 1.1445-1); and

(iii)         promptly deliver (subject to the other provisions of this Agreement) the remaining shares of Contura Common Stock to such Alpha Party Shareholder.

(d)           For purposes of this Section 5.17:

(i)         “Alpha Company Certificate” shall mean a certification, signed under penalties of perjury by an officer of the applicable Alpha Party, dated not more than 30 days prior to the Closing Date, and delivered to Contura at least ten days prior to the Closing Date, that satisfies the requirements of Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and confirms that Holdings Common Stock and Class C-1 Common Stock, as applicable, is not a “United States real property interest” within the meaning of Section 897(c) of the Code, provided that such certification must be supported by a should level opinion of Ernst & Young LLP (or another firm reasonably satisfactory to Contura) reasonably satisfactory to Contura and a copy of the notice to be sent to the Internal Revenue Service as required by Treasury Regulation Sections 1.897-2(h).

(ii)         “Alpha Party Shareholder” shall mean, as applicable, the beneficial owner of Holdings Common Stock at the First Effective Time or the beneficial owner of Class C-1 Common Stock at the Second Effective Time.

(iii)         “Applicable Contura Share Price” shall mean the closing price of a share of Contura Common Stock on the day of Closing (as reasonably determined by Contura), provided, that if (i) the Closing occurs after the close of trading on the NYSE or NASDAQ, as applicable, on the Closing Date (as determined by Contura), then the Applicable Contura Share Price shall be the opening price of the shares of Contura Common Stock (as determined by Contura) on the first day following Closing on which the NYSE or NASDAQ, as applicable, is open, and (ii) if Contura reasonably determines that the Applicable Contura Share Price should be determined as of some other time, it shall be determined as of such other time.

(iv)         “Applicable Merger” shall mean the Holdings Merger or the ANR Merger, as applicable.

(v)         “FIRPTA Withholding Tax” with respect to any Alpha Party Shareholder and an Applicable Merger shall equal the product of (x) 15%, (y) the number of shares of Contura Common Stock such Alpha Party Shareholder is entitled to receive as consideration in such Applicable Merger, and (z) the Applicable Contura Share Price.

(vi)         “Tax Certificate” shall mean (1) a certification, signed under penalties of perjury by an Alpha Party Shareholder and dated not more than 30 days prior to the Closing Date, that satisfies the requirements of Treasury Regulation Section 1.1445-2(b)(2) and confirms that such Alpha Party Shareholder is not a “foreign person” as defined in Section 1445 of the Code, or (2) if such Alpha Party Shareholder does not deliver the certification described in the preceding clause (1) and holds more than 5% of the shares of Contura Common Stock immediately following the Applicable Merger, a “notification of a nonrecognition transaction” with respect to such merger, signed under penalties of perjury, that satisfies the requirements of Treasury Regulation Section 1.1445-

2(d)(2)(iii) and describes the law and facts supporting the claim that recognition of gain or loss is not required with respect to the transfer by such Alpha Party Shareholder.

(e)           Prior to the Closing, the parties to this Agreement shall cooperate in good faith to address the impact of Section 1504(a)(3) of the Code following the closing of the Mergers, including (if Contura so elects) in seeking a waiver from the Internal Revenue Service under Section 1504(a)(3)(B) of the Code, provided that Contura shall not submit such request for a waiver to the Internal Revenue Service without the prior written consent of the Alpha Parties (such consent not to be unreasonably withheld, conditioned or delayed). For the avoidance of doubt, the consent of the Alpha Parties (1) shall not be required for communication by Contura or its advisors with the Internal Revenue Service on a “no names” basis and (2) may be withheld consistent with the preceding sentence if the Alpha Parties determine in their sole discretion that seeking the waiver is not advisable. Without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement, (i) at the election of Contura and with the consent of the Alpha Parties (such consent not to be unreasonably withheld, conditioned or delayed), immediately after the Holdings Merger and immediately before the ANR Merger, the Holdings Merger Surviving Corporation may be merged with and into a limited liability company that is treated as disregarded from Contura for U.S. Federal income tax purposes (the “Holdings Forward Merger”) and (ii) if Contura has elected to have the Holdings Forward Merger occur, at the election of Contura and with the consent of the Alpha Parties (such consent not to be unreasonably withheld, conditioned or delayed), immediately after the Holdings Forward Merger and the ANR Merger, the ANR Merger Surviving Corporation may be merged with and into a limited liability company that is treated as disregarded from Contura for U.S. Federal income tax purposes (the “ANR Forward Merger” and collectively with the Holdings Forward Merger, the “Forward Mergers”), in each case, so long as Contura has received, at least three days prior to the Closing, a “should” level of opinion from Davis Polk & Wardwell LLP (or other nationally recognized firm reasonably acceptable to the Alpha Parties) (“Tax Counsel”) that, if to be effected, the Holdings Merger together with the Holdings Forward Merger, and, if to be effected, the ANR Merger together with the ANR Forward Merger, respectively, shall each constitute a reorganization within the meaning of Section 368(a) of the Code. If the Holdings Forward Merger is, or both Forward Mergers are, to be effected, each of the parties shall use its reasonable best efforts to deliver to Tax Counsel a Tax representation letter, dated as of the date of such opinion and signed by an officer, containing customary representations, warranties and covenants, and in form and substance reasonably satisfactory to such Tax Counsel, as is necessary, appropriate or customary to enable Tax Counsel to render the opinion(s) described in this Section 5.17(e).

(f)           In the event that both Forward Mergers are effected, notwithstanding any other provision of this Agreement, Contura may, unless each of the Alpha Parties delivers an Alpha Company Certificate at least ten days prior to the Closing Date, (i) delay the deposit with the Exchange Agent of the shares of Contura Common Stock that (subject to the other provisions of this Agreement) would otherwise be delivered to an

Alpha Party Shareholder as consideration in an Applicable Merger until the earlier of (x) the time such Alpha Party Shareholder delivers to Contura a Tax Certificate and (y) 15 days after the closing of the Applicable Merger and (ii) if clause (y) applies with respect to any Alpha Party Shareholder, use commercially reasonable efforts to cause the Exchange Agent to take the actions specified in clauses (i), (ii), and (iii) of Section 5.17(c) with respect to such Alpha Party Shareholder, subject to Section 5.17(g).

(g)           In the event that, despite the use of commercially reasonable efforts by Contura to obtain the agreement of the Exchange Agent to sell shares of Contura Common Stock on behalf of Alpha Party Shareholders (as contemplated by Section 5.17(c) and Section 5.17(f)), the Exchange Agent does not so agree, Contura may, unless each of the Alpha Parties delivers an Alpha Company Certificate at least ten days prior to the Closing Date, (i) delay the deposit with the Exchange Agent of the shares of Contura Common Stock that (subject to the other provisions of this Agreement) would otherwise be delivered to an Alpha Party Shareholder as consideration in an Applicable Merger until the earlier of (x) the time such Alpha Party Shareholder delivers to Contura a Tax Certificate and (y) 15 days after the closing of an Applicable Merger and (ii) if clause (y) applies with respect to any Alpha Party Shareholder:

(i)         Contura shall promptly sell, on behalf of such Alpha Party Shareholder, shares of Contura Common Stock that (subject to the other provisions of this Agreement) would otherwise be delivered to such Alpha Party Shareholder as consideration in such Applicable Merger in sufficient number to yield net proceeds equal to the sum of (A) the FIRPTA Withholding Tax with respect to such Alpha Party Shareholder and such Applicable Merger and (B) the amount of costs, expenses and fees incurred by Contura, as applicable, in connection with selling such shares; which amount described in (B) shall be retained by Contura to reimburse it for such costs, expenses and fees;

(ii)         Contura shall promptly report and pay to the Internal Revenue Service as required by Treasury Regulations Section 1.1445-1; and

(iii)         Contura shall promptly deliver the remaining shares of Contura Common Stock to the Exchange Agent and the Exchange Agent shall (subject to the other provisions of this Agreement) deliver such shares to such Alpha Party Shareholder.

(h)           It is intended that, if either (i) the Holdings Forward Merger is effected, or (ii) both Forward Mergers are effected, the Holdings Merger together with the Holdings Forward Merger, and, if the ANR Forward Merger is effected, the ANR Merger together with ANR Forward Merger, shall each constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Subject to the other provisions of this Agreement, each of the Alpha Parties and Contura shall use its reasonable best efforts (i) to cause the Holdings Merger together with the Holdings Forward Merger, if effected, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Holdings and

Contura will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code, (ii) to cause the ANR Merger together with the ANR Forward Merger, if effected, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Holdings, ANR and Contura will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (iii) not to, and not permit or cause any of their respective Subsidiaries or Affiliates to, take or cause to be taken any action reasonably likely to cause either the Holdings Merger together with the Holdings Forward Merger, if effected, or the ANR Merger together with the ANR Forward Merger, if effected, to fail to qualify as a “reorganization” under Section 368(a) of the Code.

(i)           For the avoidance of doubt, the Forward Mergers shall be included amongst the transactions contemplated by this Agreement for all purposes hereunder (including, for the avoidance of doubt, for purposes of any representations and warranties of any party that address the consequences of the consummation of the transactions contemplated by this Agreement). The Holdings Forward Merger shall be deemed to occur simultaneously with the Holdings Merger, and the ANR Forward Merger shall be deemed to occur simultaneously with the ANR Merger, in each case for all purposes under the representations and warranties in Article 3 and Article 4. In addition, for all purposes under this Agreement, the entity that survives the Holdings Forward Merger shall thereafter be deemed to be the Holdings Merger Surviving Corporation and the entity that survives the ANR Forward Merger shall thereafter be deemed to be the ANR Merger Surviving Corporation.

(j)           Notwithstanding any other provision of this Agreement, Contura shall not be considered to violate (or be in breach of) any provision of this Agreement relating to the status of the Mergers contemplated by this Agreement as reorganizations within the meaning of Section 368 of the Code (including Section 4.11(j), Section 5.02, Section 5.17(a) and Section 5.17(h)) as a result of any action taken pursuant to the provisions of this Agreement relating to withholding.

Article 6
Conditions to Consummation of the Mergers

Section 6.01.      Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction at or prior to the First Effective Time of the following conditions:

(a)           Stockholder Approvals. The Alpha Stockholder Approvals and the Contura Stockholder Approval shall have been obtained.

(b)           No Injunctions or Restraints; Illegality. No order, injunction, decree or other legal restraint issued by any Governmental Entity of competent jurisdiction or other Law, rule or legal restraint shall be in effect preventing, restraining or rendering illegal the consummation of any of the transactions contemplated by this Agreement. No Governmental Entity shall have commenced and not withdrawn any Proceeding seeking to enjoin, restrain or otherwise prohibit any of the transactions contemplated by this Agreement.

(c)           HSR Clearance. The waiting period under the HSR Act applicable to the Mergers shall have expired or early termination thereof shall have been granted without the imposition of a Materially Burdensome Condition.

(d)           Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no Proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.02.      Conditions to Obligations of Contura. The obligation of Contura to effect the Mergers is also subject to the satisfaction, or waiver by Contura, at or prior to the First Effective Time, of the following conditions:

(a)           Representations and Warranties of the Alpha Parties. (i) The representations and warranties of the Alpha Parties set forth in Sections 3.01(c), 3.03, 3.04, 3.06(b), 3.22, 3.23, 3.24 and 3.25 shall be true and correct in all respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date), (ii) the representations and warranties of the Alpha Parties set forth in Sections 3.02(a), 3.02(b), 3.02(c), and 3.02(d) shall be true and correct in all but de minimis respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date), and (iii) the other representations and warranties of the Alpha Parties set forth in Article 3 shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Alpha Material Adverse Effect,” “in all material respects,” “material” or similar terms) as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date) except, in the case of this clause (iii), where the changes, effects, events or occurrences that resulted in any failures to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, an Alpha Material Adverse Effect.

(b)           Performance of Obligations of the Alpha Parties. Each Alpha Party shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the First Effective Time.

(c)           Officers Certificate. Contura shall have received a certificate signed on behalf of each Alpha Party by its Chief Executive Officer or Chief Financial Officer certifying as to the matters set forth in Sections 6.02(a) and 6.02(b).

(d)           Appraisal Shares. The aggregate number of Appraisal Shares (excluding, for purposes of this Section 6.01(d), any Appraisal Shares held by any Person who also holds more than 1% of the shares of Contura Common Stock outstanding as of the date of the Alpha Special Meetings and excluding any Appraisal Shares for which a demand for appraisal has been withdrawn, abandoned or lost) shall not equal more than 10% of the aggregate number of shares of Holdings Common Stock and Class C-1 Common Stock issued and outstanding as of immediately prior to the First Effective Time.

(e)           Consents. All waivers, consents and approvals set forth under Section 6.02(e) of the Alpha Disclosure Schedule shall have been obtained, in each case in form and substance reasonably satisfactory Contura.

Section 6.03.      Conditions to Obligations of the Alpha Parties. The obligation of the Alpha Parties to effect the Mergers is also subject to the satisfaction or waiver by the Alpha Parties at or prior to the First Effective Time of the following conditions:

(a)           Representations and Warranties of Contura. (i) The representations and warranties of Contura set forth in Sections 4.03, 4.04, 4.06(b), 4.22, 4.23 and 4.24 shall be true and correct in all respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date), (ii) the representations and warranties of Contura set forth in Sections 4.02(a), 4.02(b) and 4.02(c) shall be true and correct in all but de minimis respects, in each case, both as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date), and (iii) the other representations and warranties of Contura set forth in Article 4 shall be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Contura Material Adverse Effect,” “in all material respects,” “material” or similar terms) as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except to the extent any such representation or warranty is expressly made as of an earlier date (in which case such representation or warranty shall be so true and correct on and as of such earlier date) except, in the case of this clause (iii), where the changes, effects, events or occurrences that resulted in any failures to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Contura Material Adverse Effect.

(b)           Performance of Obligations of Contura. Contura shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the First Effective Time.

(c)           Listing. The shares of Contura Common Stock to be issued upon consummation of the Mergers shall have been authorized for listing on the NYSE or NASDAQ, subject to official notice of issuance.

(d)           Officers Certificate. ANR shall have received a certificate signed on behalf of Contura by its Chief Executive Officer or Chief Financial Officer certifying as to the matters set forth in Sections 6.03(a) and 6.03(b).

(e)           Contura Charter Amendment. The Contura Stockholder Approval shall have been obtained and the Contura Charter Amendment shall have been filed with the Delaware Secretary of State and shall be effective.

Article 7
Termination; Amendment; Waiver

Section 7.01.      Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the First Effective Time (notwithstanding that the Alpha Stockholder Approvals may have been obtained prior to the First Effective Time):

(a)           by mutual written consent of Contura and the Alpha Parties;

(b)           by either Contura, on the one hand, or by the Alpha Parties, on the other hand, if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such order, decree, or ruling shall have become final and non-appealable; provided that a party shall not have the right to terminate this Agreement pursuant to this Section 7.01(b) if such party has breached any of its obligations under Section 5.07 and such breach was the primary cause of, or primarily resulted in, the issuance of such order, decree or ruling;

(c)           by either Contura, on the one hand, or by the Alpha Parties, on the other hand, if the Mergers shall not have been consummated on or before the Outside Date; provided that the right to terminate pursuant to this Section 7.01(c) shall not be available to any party whose breach of this Agreement or failure to perform or comply in all material respects with the covenants and agreements of such Person set forth in this Agreement was the primary cause of, or primarily resulted in, the failure of the Closing to occur on or prior to the Outside Date;

(d)           by either Contura, on the one hand, or by the Alpha Parties, on the other hand, if an Alpha Special Meeting shall have been convened and a vote with respect to the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) with respect to the Holdings Merger or the ANR Merger, as applicable, contained in this Agreement shall have been taken thereat (or at any adjournment or postponement thereof) and the applicable Alpha Stockholder Approval shall not have been obtained; provided that a party shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if such party has materially breached any of its obligations under Section 5.05;

(e)             by the Alpha Parties, if there shall have been a breach by Contura of any of its covenants, agreements, representations or warranties set forth in this Agreement which breach, either individually or in the aggregate, would result, if occurring or continuing at the First Effective Time, in the failure of the conditions set forth in Section 6.03(a) or 6.03(b), as the case may be, and which is not cured on or before the earlier of the Outside Date and the 30th day following written notice to Contura, or which by its nature cannot be cured within such time period; provided that the Alpha Parties shall not have the right to terminate this Agreement pursuant to this Section 7.01(e) if any Alpha Party is then in material breach of this Agreement;

(f)           by Contura, if there shall have been a breach by any Alpha Party of any of its covenants, agreements, representations or warranties set forth in this Agreement, which breach, either individually or in the aggregate, would result, if occurring or continuing at the First Effective Time, in the failure of the conditions set forth in Section 6.02(a) or 6.02(b), as the case may be, and which is not cured on or before the earlier of the Outside Date and the 30th day following written notice to ANR, or which by its nature cannot be cured within such time period; provided that Contura shall not have the right to terminate this Agreement pursuant to this Section 7.01(f) if Contura is then in material breach of this Agreement;

(g)           by Contura, prior to obtaining the Alpha Stockholder Approvals, if (i) a Change of Alpha Board Recommendation shall have occurred, (ii) the Holdings Board and the ANR Board shall have failed to recommend against any publicly announced Alpha Acquisition Proposal and reaffirm the Alpha Board Recommendation, in each case, within ten Business Days following the public announcement of such Alpha Acquisition Proposal and in any event at least four Business Days prior to the Alpha Special Meetings, (iii) the Alpha Parties shall have failed to include the Alpha Board Recommendations in the Joint Proxy Statement distributed to their stockholders or (iv) either Alpha Party shall have failed to perform in any material respect any of its obligations under Section 5.03 or Section 5.05;

(h)           by the Alpha Parties at any time prior to the twenty fifth Business Day following the date of this Agreement, if the Contura Charter Amendment has not been approved by (i) the beneficial owners of a majority of the outstanding shares of Contura Common Stock within three Business Days after the execution and delivery of this Agreement or (ii) the record holders of a majority of the outstanding shares of Contura Common Stock within twenty Business Days after the execution and delivery of this Agreement;

(i)           by the Alpha Parties, if Contura enters into a binding agreement to consummate, or consummates, a Contura Sale Transaction; or

(j)           by the Alpha Parties, if (i) at any time following the Alpha Special Meetings and prior to the First Effective Time, the condition set forth in Section 6.02(d) shall not have been satisfied or irrevocably waived by Contura, and (ii) within five Business Days following written notice by the Alpha Parties to Contura that the Alpha Parties request the waiver of such condition, Contura shall not have irrevocably waived such condition in a written notice delivered to the Alpha Parties.

The party desiring to terminate this Agreement pursuant to any of clauses (b) through (j) of this Section 7.01 shall give written notice of such termination to the other party in accordance with Section 8.05, specifying the provision or provisions hereof pursuant to which such termination is effected.

Section 7.02.      Effect of Termination. If this Agreement is terminated and the Mergers are abandoned pursuant to Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, other than the provisions of Section 5.06(b), this Section 7.02, Section 7.03, Section 7.04 and Section 7.05 and Article 8, which provisions shall survive such termination; provided, however, no such termination shall relieve or release any party from any liabilities or damages resulting from any Willful Breach occurring prior to the termination of this Agreement.

Section 7.03.      Fees and Expenses. (a) Whether or not the Mergers are consummated, except as otherwise specifically provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(b)           If (i) at any time after the date of this Agreement an Alpha Acquisition Proposal shall have been made directly to the stockholders of any Alpha Party or otherwise become publicly known or any Person shall have publicly announced or made known an intention (whether or not conditional) to make an Alpha Acquisition Proposal, and, in each case, such Alpha Acquisition Proposal has not been publicly withdrawn at the time of the event giving rise to termination of this Agreement as described in clause (ii) below, and (ii) following the occurrence of an event described in the preceding clause (i), this Agreement is terminated by Contura or the Alpha Parties pursuant to Section 7.01(c) or Section 7.01(d) or by Contura pursuant to Section 7.01(f), and (iii) either (A) on or before the date that is twelve months after the date of such termination described in clause (ii) above, any Alpha Party consummates any Alpha Acquisition Proposal (whether or not the same Alpha Acquisition Proposal described in clause (i)) or (B) on or before the date that is twelve months after the date of such termination described in clause (ii) above, any Alpha Party enters into a definitive agreement in respect of any Alpha Acquisition Proposal (whether or not the same Alpha Acquisition Proposal described in clause (i)), then the Alpha Parties shall pay to Contura, the Termination Fee on the date of the event described in clause (iii)(A) or (iii)(B); provided that for purposes of only this Section 7.03(b), the term “Alpha Acquisition Proposal” shall have the meaning assigned to such term in Section 5.03(h), except that the references therein to “20%” shall be deemed to be references to “more than 50%.”

(c)           If Contura terminates this Agreement pursuant to Section 7.01(g) (or if this Agreement is terminated pursuant to Section 7.01(d) at a time when Contura could have terminated this Agreement pursuant to Section 7.01(g)), then the Alpha Parties shall pay to Contura, as promptly as reasonably practicable (and in any event within two Business Days) after such termination, the Termination Fee.

(d)           If this Agreement is terminated pursuant to Section 7.01(d), the Alpha Parties shall reimburse Contura and its Affiliates (by wire transfer of immediately available funds), no later than two Business Days after submission of documentation therefor, for 100% of their out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial advisors, experts and consultants) actually incurred or accrued in connection with or related to the transactions contemplated by this Agreement (the “Expense Reimbursement”), up to an aggregate maximum reimbursement of $9,000,000.

(e)           If this Agreement is terminated pursuant to (x) Section 7.01(b) and the applicable order, decree or ruling giving rise to such termination right is issued under or pursuant to any Antitrust Law, or (y) Section 7.01(c) and, in either case, at the time of such termination all of the conditions set forth in Section 6.01 (other than Section 6.01(b) (with respect to matters under Antitrust Laws) and Section 6.01(c)) and Section 6.02 (other than those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied if the Closing Date were the date of termination) have been satisfied, then, Contura shall pay to the Alpha Parties, as promptly as reasonably practicable (and in any event within two Business Days) after such termination, the Reverse Termination Fee.

(f)           For purposes of this Agreement, “Termination Fee” means an amount in cash equal to $19,000,000. The Termination Fee shall be paid (when due and owing) by the Alpha Parties to Contura by wire transfer of immediately available funds to the account designated in writing by Contura.

(g)           For purposes of this Agreement, “Reverse Termination Fee” means an amount in cash equal to $19,000,000. The Reverse Termination Fee shall be paid (when due and owing) by the Contura to the Alpha Parties by wire transfer of immediately available funds to the account designated in writing by the Alpha Parties.

(h)           Each party hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement. In the event that the Alpha Parties shall fail to pay the Termination Fee or the Expense Reimbursement (or any portions of the Termination Fee or the Expense Reimbursement) when due, the Alpha Parties shall reimburse Contura for all reasonable costs and expenses actually incurred or accrued by Contura (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 7.03, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. In the event that Contura shall fail to pay the Reverse Termination Fee (or any portions of the Reverse Termination Fee) when due, Contura shall reimburse the Alpha Parties for all reasonable costs and expenses actually incurred or accrued by the Alpha Parties (including reasonable expenses of counsel) in connection with the collection under and enforcement of this Section 7.03, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

(i)           In no event shall the Alpha Parties be required to pay the Termination Fee or Expense Reimbursement on more than one occasion. Any amounts paid by the Alpha Parties with respect to the Expense Reimbursement shall be credited towards any future amounts payable by the Alpha Parties with respect to the Termination Fee. In no event shall Contura be required to pay the Reverse Termination Fee on more than one occasion.

(j)           Except in the case of Willful Breach, each party agrees that notwithstanding anything in this Agreement to the contrary, (i) in the event that the Termination Fee becomes payable and is actually paid in accordance with this Section 7.03, the payment of such Termination Fee shall be the sole and exclusive remedy of Contura and its Affiliates and its and their respective stockholders, officers, directors, employees and Representatives against the Alpha Parties or any of their respective Representatives or Affiliates, (ii) in the event that the Reverse Termination Fee becomes payable and is actually paid in accordance with this Section 7.03, the payment of such Reverse Termination Fee shall be the sole and exclusive remedy of the Alpha Parties and their respective Affiliates and its and their respective stockholders, officers, directors, employees and Representatives against Contura or any of their respective Representatives or Affiliates, (iii) in no event will any party or its Affiliates or its and their respective stockholders, officers, directors, employees or Representatives seek to recover any other money damages or seek any other remedy based on a claim at law or in equity with respect to (A) any loss suffered, directly or indirectly, as a result of the failure of the Mergers to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, (iv) upon payment of any Termination Fee in accordance with this Section 7.03, no Alpha Party nor any of its Affiliates or Representatives shall have any further liability or obligation to Contura or its Affiliates or its and their respective stockholders, officers, directors, employees or Representatives relating to or arising out of this Agreement or the transactions contemplated hereby, except as provided in Section 7.02, and (v) upon payment of any Reverse Termination Fee in accordance with this Section 7.03, neither Contura nor any of its Affiliates or Representatives shall have any further liability or obligation to any Alpha Party or its Affiliates or its and their respective stockholders, officers, directors, employees or Representatives relating to or arising out of this Agreement or the transactions contemplated hereby, except as provided in Section 7.02.

Section 7.04.      Amendment. To the extent permitted by applicable Law, this Agreement may be amended at any time before or after the Alpha Stockholder Approvals but, after such adoption of the Alpha Stockholder Approvals, no amendment shall be made which modifies the Merger Consideration, or which requires the approval of the stockholders of the Alpha Parties under the DGCL, without the approval of the stockholders of the Alpha Parties. This Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties hereto.

Section 7.05.      Extension; Waiver; Remedies. (a) At any time prior to the Closing, each party hereto may, to the extent permitted by applicable Law, (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other party, or (iii) waive compliance by any other party with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party against which such waiver or extension is to be enforced.

(b)           The failure of any party hereto to exercise any rights, power or remedy provided under this Agreement, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

Article 8
Miscellaneous

Section 8.01.      Representations and Warranties. The representations and warranties made in Articles 3 and 4 or any instrument delivered pursuant to this Agreement shall not survive beyond the Closing. Each covenant or agreement of the parties in this Agreement shall not survive beyond the Closing, other than any covenant or agreement that by its terms contemplates performance after the Closing, including Sections 1.04, 5.08, and 5.09, which shall survive until fully performed.

Section 8.02.      Entire Agreement; Assignment. This Agreement, together with the Alpha Disclosure Schedule, the Contura Disclosure Schedule, and the Confidentiality Agreement and the exhibits hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to subject matter hereof. The Agreement shall not be assigned by any party by operation of law or otherwise without the prior written consent of the other parties.

Section 8.03.      Jurisdiction; Venue. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or if jurisdiction in such court is not available, any court of the United States located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware.

Section 8.04.      Validity; Specific Performance. (a) If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law or public policy in any jurisdiction, all other conditions and provisions of this

Agreement shall nevertheless remain in full force and effect and shall not be affected thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, this Agreement will be reformed, construed and enforced in such jurisdiction so as to effect the original intent of the parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(b)           The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with their specific terms hereof or were otherwise breached and that it is accordingly agreed that, prior to termination of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy at law or equity. No party shall be required to provide, furnish or post any bond or other security in connection with any such injunction or proceeding for specific performance, and each party hereby irrevocably waives any right it may have to require the provision, furnishing or posting of any such bond or other security.

Section 8.05.      Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing, by email transmission with confirmation of receipt or by recognized overnight courier service, as follows:

if to Contura:

Contura Energy, Inc.

P.O. Box 848, Bristol, TN 37621-0848 (U.S. mail)

340 Martin Luther King Jr. Blvd., Bristol, TN 37620 (physical address)

Attention:	Mark M. Manno, Chief Legal Officer
Email:	[***Redacted***]

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

Attention:	William L. Taylor
Lee Hochbaum
Email:	[***Redacted***]
[***Redacted***]

if to an Alpha Party:

ANR, Inc.

300 Running Right Way

Julian, West Virginia 25529

Attention:	Andrew B. McCallister
Email:	[***Redacted***]

with a copy to:

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

Attention:	Steven Reisman
Mark D. Wood
Evan Borenstein

Email:	[***Redacted***]
[***Redacted***]
[***Redacted***]

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.06.      Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and to be performed entirely within that State.

Section 8.07.      Descriptive Headings. The descriptive headings herein (including the Table of Contents) are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.08.      Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except (i) from and after (and at no time before) the Closing: (A) the provisions of Section 1.04 shall be for the benefit of and enforceable by the Initial Alpha Director Designees and the Alpha Directors, (B) the provisions of Article 2 providing for the delivery of Merger Consideration shall be for the benefit of and enforceable by the holders of Holdings Common Stock at the First Effective Time and the holders of Class C-1 Common Stock at the Second Effective Time, (C) the provisions of Section 5.09(c) shall be for the benefit of and enforceable by the disqualified individuals described therein, and (D) the provisions of Section 2.03 shall be for the benefit of and enforceable by the holders of ANR Stock Options and the ANR RSUs at the Second Effective Time and (ii) from and after (and at no time before) the Closing, the provisions set forth in Section 5.08 of this Agreement shall be for the benefit of and enforceable by the Indemnified Parties in accordance with Section 5.08(e). Without creating any third party beneficiary rights whatsoever, after the termination of this Agreement without the Closing having occurred, the Alpha Parties may, on behalf of the stockholders of the Alpha Parties as a group, pursue damages exclusively pursuant and subject to the proviso to Section 7.02 and such damages, if any, shall be determined based on the damages to the stockholders of the Alpha Parties as a group.

Section 8.09.      Interpretation. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. For the purposes of this Agreement, any document which is described as being “provided”, “delivered”, “furnished” or “made available” shall be treated as such only if copies of such documents have been included in the applicable party’s virtual data site for the transactions contemplated by this Agreement no later than 10:00 pm Eastern Time on the date of this Agreement. All exhibits and schedules (including the Alpha Disclosure Schedule and Contura Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

Section 8.10.      Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement.

Section 8.11.      Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Affiliate” has the meaning given to such terms in Rule 12b-2 under the Exchange Act.

“Alpha Material Adverse Effect” means any change, effect, circumstance, event or occurrence that is materially adverse to (i) the assets, liabilities, business, condition (financial or otherwise) or results of operations of the Alpha Parties and their respective Subsidiaries, taken as a whole, or (ii) the ability of either Alpha Party to timely perform its obligations under this Agreement or to timely consummate the transactions contemplated hereby; provided, however, that, in the case of clause (i) only, changes, effects, circumstances, events or occurrences shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, an Alpha Material Adverse Effect to the extent resulting from (1) general changes after the date hereof in general economic conditions or in the industries in which the Alpha Parties and their respective Subsidiaries operate; (2) changes in Law of general applicability or interpretations thereof by Governmental Entities or changes in generally accepted accounting principles or in accounting standards; (3) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees, or any litigation arising relating to this Agreement or the transactions contemplated by this Agreement (provided that this clause (3) shall not apply to the representations and warranties and related conditions contained in this Agreement that, by their terms, speak of the consequences arising out of the execution or performance of this Agreement or the consummation of the transactions contemplated hereby); (4) acts of war or terrorism (or the escalation of the foregoing); (5) a decrease in the market price or volume of the Alpha Capital Stock in and of itself (and not the underlying causes thereof); and (6) the fact, in and of itself (and not the underlying causes thereof) that the Alpha Parties or their respective Subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions; except to the extent, in the case of clauses (1), (2) and (4), such change, effect, circumstance, event or occurrence has a material and disproportionate effect on the Alpha Parties and their respective Subsidiaries, taken as a whole, compared with other companies operating in the industries in which the Alpha Parties and their respective Subsidiaries operate (and in any such case, only such disproportionate impact shall be taken into account for purposes of determining if an Alpha Material Adverse Effect has occurred).

“ANR Option New Share Amount” means the number of shares of Class C-1 Common Stock, and if not a whole number, rounded down to the nearest whole number, computed using the following formula: X = (Y * (A – B ))/A, where:

(i)         X = the number of shares of Class C-1 Common Stock to be issued to the applicable ANR Stock Option holder;

(ii)         Y = the total number of shares of Class C-1 Common Stock underlying the applicable ANR Stock Option;

(iii)         A = the Per ANR Share Price; and

(iv)         B = the per share exercise price of the applicable ANR Stock Option;

provided that if B is equal to or greater than A, the ANR Option New Share Amount shall be zero (0).

“ANR Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, including each bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based or other employee benefit plan, program, policy, practice, arrangement, agreement, fund or commitment, and each employment, retention, consulting, change in control, salary continuation, termination or severance plan, program, policy, practice, arrangement or agreement entered into, maintained, sponsored or contributed to by ANR or any of its Subsidiaries or to which ANR or any of its Subsidiaries has any obligation to contribute, or with respect to which ANR or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any Alpha Service Provider or to any beneficiary or dependent thereof.

“Bankruptcy Plan” means the Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession, dated May 27, 2016, as modified and confirmed by the Order Confirming Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession, as Modified (Docket No. 3038), entered by the Bankruptcy Court on July 12, 2016 in connection with to the Bankruptcy Cases.

“beneficial ownership” has the meaning given to such term in Rule 13d-3 under the Exchange Act. Phrases such as “beneficially own” or “own beneficially” have correlative meanings.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York.

“Confidentiality Agreement” means the confidentiality agreement dated January 29, 2018 by and between ANR and Contura.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) under corresponding or similar provisions of foreign Laws.

“Contura Material Adverse Effect” means any change, effect, circumstance, event or occurrence that is materially adverse to (i) the assets, liabilities, business, condition (financial or otherwise) or results of operations of Contura and its Subsidiaries, taken as a whole, or (ii) the ability of Contura to timely perform its obligations under this Agreement or to timely consummate the transactions contemplated hereby; provided, however, that, in the case of clause (i) only, changes, effects, circumstances, events or occurrences shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, an Contura Material Adverse Effect to the extent resulting from (1) general changes after the date hereof in general economic conditions or in the industries in which Contura and its Subsidiaries operate; (2) changes in Law of general applicability or interpretations thereof by Governmental Entities or changes in generally accepted accounting principles or in accounting standards; (3) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees, or any litigation arising relating to this Agreement or the transactions contemplated by this Agreement (provided that this clause (3) shall not apply to the representations and warranties and related conditions contained in this Agreement that, by their terms, speak of the consequences arising out of the execution or performance of this Agreement or the consummation of the transactions contemplated hereby); (4) acts of war or terrorism (or the escalation of the foregoing); (5) a decrease in the market price or volume of shares of Contura Common Stock in and of itself (and not the underlying causes thereof); and (6) the fact, in and of itself (and not the underlying causes thereof) that Contura or its Subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions, except to the extent, in the case of clauses (1), (2) and (4), such change, effect, circumstance, event or occurrence has a material and disproportionate effect on Contura and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which Contura and its Subsidiaries operate (and in any such case, only such disproportionate impact shall be taken into account for purposes of determining if an Contura Material Adverse Effect has occurred).

“Contura Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, including each bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock or other equity-based or other employee benefit plan, program, policy, practice, arrangement, agreement, fund or commitment, and each employment, retention, consulting, change in control, salary continuation, termination or severance plan, program, policy, practice, arrangement or agreement entered into, maintained, sponsored or contributed to by Contura or any of its Subsidiaries or to which Contura or any of its Subsidiaries has any obligation to contribute, or with respect to which
Contura or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) or otherwise providing benefits to any Contura Service Provider or to any beneficiary or dependent thereof.

“DTA” means Dominion Terminal Associates, a Virginia partnership.

“EPA Consent Decree” means the Consent Decree entered by the United States District Court for the Southern District of West Virginia, Charleston Division, on November 26, 2014, in United States of America, et al. v. Alpha Natural Resources, Inc., et al., Civ. No. 2:14-cv-11609.

“ERISA Affiliate” with respect to any entity means any trade or business, whether or not incorporated, that, together with such first entity or any of its respective Subsidiaries would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA.

“Exchange Ratio” means 0.4071.

“Excluded Intervening Event” means (1) general changes after the date hereof in general economic conditions or in the industries in which the Alpha Parties, Contura or their Subsidiaries operate; (2) changes in Law of general applicability or interpretations thereof by Governmental Entities or changes in generally accepted accounting principles or in accounting standards; (3) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on relationships with customers, suppliers, distributors, partners or employees, or any litigation arising from or relating to this Agreement or the transactions contemplated by this Agreement; (4) acts of war or terrorism (or the escalation of the foregoing); (5) a decrease in the market price or volume of shares of Alpha Capital Stock or Contura Common Stock in and of itself (and not the underlying causes thereof); and (6) the fact, in and of itself (and not the underlying causes thereof) that the Alpha Parties, Contura or their Subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions except to the extent, in the case of clauses (1), (2) and (4), such change, effect, circumstance, event or occurrence has a material and disproportionate effect on the Alpha Parties and their respective Subsidiaries, taken as a whole, or Contura and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which the Alpha Parties, Contura and their respective Subsidiaries operate.

“Indebtedness” of any Person means, as of any date, the amount equal to the sum (without any double-counting) of the following obligations (whether or not then due and payable), to the extent they are of such Person or its Subsidiary or guaranteed by such Person or its Subsidiary as of such date: (i) all outstanding indebtedness for borrowed money owed to third parties, (ii) accrued interest payable with respect to Indebtedness referred to in clause (i), (iii) all obligations for the deferred purchase price of property or services (including any potential future earnout, purchase price adjustment or similar payments but not including trade payables in the ordinary course of business consistent with past practice), (iv) all obligations evidenced by notes, bonds, debentures or other similar instruments (whether or not convertible), (v) all obligations under indentures or arising out of any financial hedging, swap or similar arrangements, and (vi) all obligations as lessee that would be required to be capitalized in accordance with GAAP.

“Independence Standards” means the applicable independence standards for service on the Contura Board under the NYSE listing standards (or the NASDAQ listing standards, if applicable), the rules and regulations of the SEC or Contura’s written corporate governance guidelines (as such guidelines apply to all non-employee members of the Contura Board).

“knowledge” means (i) with respect to any Alpha Party, the actual knowledge of the individuals listed in Section 8.11(a) of the Alpha Disclosure Schedule after reasonable inquiry and (ii) with respect to Contura, the actual knowledge of the individuals listed in Section 8.11(a) of the Contura Disclosure Schedule after reasonable inquiry.

“Lien” means any mortgage, deed of trust, lien (statutory or other), pledge, security interest, claim, covenant, condition, restriction, option, right of first offer or refusal, charge, easement, right-of-way, encroachment, third party right, limitation in voting right or other encumbrance or title defect of any kind or nature.

“NASDAQ” means the NASDAQ Global Market or the NASDAQ Global Select Market.

“NYSE” means the New York Stock Exchange.

“Outside Date” means December 29, 2018.

“Per ANR Share Price” means the product of (a) the arithmetic average of the Weighted Average Price of the Contura Common Stock on each of the 15 consecutive Trading Days ending on the second to last Trading Day prior to the Second Effective Time (the “Per Contura Share Price”), and (b) the Exchange Ratio.

“Owner Trust” means Bank of Utah, not in its individual capacity, but solely as owner trustee under the Trust Agreement N731BP dated July 26, 2016.

“Permit” means any registration, application, license, request for exemption, clearance, approval, permit, franchise and other regulatory authorization, in each instance, from Governmental Entities having jurisdiction.

“Permitted Liens” means (i) statutory liens securing payments not yet due, (ii) such imperfections or irregularities of title, easements, trackage rights, leases, licenses, special assessments, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iii) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements (x) of the Alpha Parties set forth in Section 8.11(b) of the Alpha Disclosure Schedule or (y) of Contura set forth in Section 8.11(b) of the Contura Disclosure Schedule, (iv) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (v) mechanics’, materialmen’s or other Liens or security interests arising by operation of law that secure a liquidated amount that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP, (vi) any other Liens that would not be material to the Alpha Parties or Contura, as applicable, (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, and (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business.

“Person” means any individual, corporation, limited liability company, partnership, association, trust, estate or other entity or organization, including any Governmental Entity.

“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person, as applicable, and its Subsidiaries.

“Subsidiary” means, when used with reference to a Person, any other Person (other than natural persons) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such first Person; provided that, for purposes of this Agreement, neither DTA nor Owner Trust shall be deemed a Subsidiary of Contura.

“Trading Day” means any Business Day on which the Contura Common Stock is traded in the over-the- counter market.

“Treasury Regulations” means the regulations promulgated under the Code, as amended from time to time (including any successor regulations).

“Weighted Average Price” means the dollar volume-weighted average price for the Contura Common Stock in the over-the-counter market during the period beginning at 9:30 a.m., New York City time, and ending at 4:00 p.m., New York City time, as reported by Bloomberg Markets (or any successor thereto, “Bloomberg”) through its “Volume at Price” function, or, if no dollar volume-weighted average price is reported for the Contura Common Stock by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for the Contura Common Stock as reported by OTC Markets Group (or any successor thereto). All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during any period during which the arithmetic average of the Weighted Average Prices is being determined.

“Willful Breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act would result in or constitute a breach of or failure of performance under this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

CONTURA ENERGY, INC.
By:	/s/ Mark M. Manno
Name: Mark M. Manno
Title: Executive Vice President, Chief Administrative and Legal Officer & Secretary

PRIME ACQUISITION I, INC.
By:	/s/ J. Scott Kreutzer
Name: J. Scott Kreutzer
Title: President

PRIME ACQUISITION II, INC.
By:	/s/ J. Scott Kreutzer
Name: J. Scott Kreutzer
Title: President

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

ALPHA NATURAL RESOURCES HOLDINGS, INC.

By:	/s/ David J. Stetson
Name: David J. Stetson
Title: Chairman and Chief Executive Officer

ANR, INC.

By:	/s/ David J. Stetson
Name: David J. Stetson
Title: Chairman and Chief Executive Officer

EXHIBIT A

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

CONTURA ENERGY, INC.

Pursuant to the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (“Delaware Law”), Contura Energy, Inc., a corporation organized under the laws of the State of Delaware, does hereby certify that:

FIRST: The present name of the corporation is Contura Energy, Inc. (the “Corporation”). The Corporation was incorporated on June 10, 2016 under the name Contura Energy, Inc., pursuant to Delaware Law.

SECOND: The Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as hereinafter provided for (the “Second Amended and Restated Certificate of Incorporation”). The Second Amended and Restated Certificate of Incorporation herein certified has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Sections 228, 242 and 245 of Delaware Law. The Second Amended and Restated Certificate of Incorporation shall become effective upon filing with the Secretary of State of the State of Delaware.

THIRD: The Second Amended and Restated Certificate of Incorporation of the Corporation shall, at the effective time, read as follows:

Article 1.
NAME

The name of the corporation is Contura Energy, Inc. (the “Corporation”).

Article 2.
REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

Article 3.
PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under Delaware Law.

Article 4.
CAPITAL STOCK

(A)       Authorized Shares

1.       Classes of Stock. The total number of shares of stock that the Corporation shall have authority to issue is 55,000,000, consisting of 50,000,000 shares of Common Stock, par value $0.01 per share (the ‘Common Stock’), and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the ‘Preferred Stock’).

2.        Preferred Stock. The Board of Directors is hereby empowered, without any action or vote by the Corporation’s stockholders (except as may otherwise be provided by the terms of any class or series of Preferred Stock then outstanding), to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.

(B)       Voting Rights

Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) that relates solely to the terms of one or more outstanding classes or series of Preferred Stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) or pursuant to Delaware Law.

(C)       Dividends

Subject to the rights of any holders of any class or series of Preferred Stock then outstanding, the holders of Common Stock shall be entitled to the payment of dividends when and as declared by the Board of Directors in accordance with applicable law and to receive other distributions from the Corporation. Any dividends declared by the Board of Directors to the holders of the then-outstanding Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Common Stock held by each such holder as of the record date of such dividend.

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Article 5.
BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation (the “Bylaws”).

The stockholders may adopt, amend or repeal the Bylaws only with the affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

Article 6.
BOARD OF DIRECTORS

(A)       Power of the Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors.

(B)       Number of Directors. The number of directors which shall constitute the Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the Board of Directors.

(C)       Election of Directors. Each director shall be elected annually at each annual meeting of stockholders to hold office for a term expiring at the next annual meeting of stockholders, with each director to hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. In no event will a decrease in the number of directors shorten the term of any incumbent director. There shall be no cumulative voting in the election of directors. Election of directors need not be by written ballot unless the Bylaws so provide.

(D)       Vacancies. Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors calls a special meeting for which the election of directors is included as business or as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term ending at the next annual meeting of stockholders, and until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal.

(E)       Removal. Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created shall be filled in accordance with Article 6(D) herein.

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(F)       Preferred Stock Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of such class or series of Preferred Stock adopted by resolution or resolutions adopted by the Board of Directors pursuant to Article 4(A) hereto, and such directors so elected shall not be subject to the provisions of this Article 6 unless otherwise provided therein.

Article 7.
MEETINGS OF STOCKHOLDERS

(A)       Annual Meetings. An annual meeting of stockholders shall be held for the election of directors and to transact such other business as may properly be brought before the meeting at such place, on such date, and at such time as the Board of Directors shall determine.

(B)       Special Meetings. Special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of such class or series of Preferred Stock adopted by resolution or resolutions of the Board of Directors pursuant to Article 4(A) hereto, special meetings of holders of such Preferred Stock.

(C)       No Action by Written Consent. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, as may be set forth in the resolution or resolutions adopted by the Board of Directors pursuant to Article 4(A) hereto for such class or series of Preferred Stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law, as amended from time to time, and this Article 7 and may not be taken by written consent of stockholders without a meeting.

Article 8.
INDEMNIFICATION

(A)       Limited Liability. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(B)       Right to Indemnification.

(1)       Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal,

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administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, limited liability company, partnership, joint venture, trust or other enterprise (an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this Article 8 shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this Article 8 shall be a contract right.

(2)       The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(C)       Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(D)       Nonexclusivity of Rights. The rights and authority conferred in this Article 8 shall not be exclusive of any other right that any person may otherwise have or hereafter acquire.

(E)       Preservation of Rights. Neither the amendment nor repeal of this Article 8, nor the adoption of any provision of this Second Amended and Restated Certificate of Incorporation or the Bylaws, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

(F)       Jointly Indemnifiable Claims. Given that certain Jointly Indemnifiable Claims (as defined below) may arise due to the service of an Indemnitee as a director and/or officer of the Corporation at the request of an Indemnitee-Related Entity (as defined below), the Corporation shall be fully and primarily responsible for the payment to the Indemnitee in respect of indemnification or advancement of expenses in connection with any such Jointly Indemnifiable Claims, pursuant to and in accordance with the terms of this Article 8, irrespective of any right of recovery an Indemnitee may have from any Indemnitee-Related Entity. Under no circumstance shall the Corporation be entitled to any right of subrogation against or contribution by an IndemniteeRelated Entity and no right of advancement, indemnification or recovery an Indemnitee may have from any

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Indemnitee-Related Entity shall reduce or otherwise alter the rights of an Indemnitee or the obligations of the Corporation under this Article 8. In the event that an Indemnitee-Related Entity shall make any payment to the Indemnitee in respect of indemnification or advancement of expenses with respect to any Jointly Indemnifiable Claim, such IndemniteeRelated Entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee against the Corporation, and the Indemnitee shall execute all documents and instruments reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents and instruments as may be necessary to enable such Indemnitee-Related Entity effectively to bring suit to enforce such rights. Each of the Indemnitee-Related Entities shall be third-party beneficiaries with respect to this Article 8(F) and entitled to enforce this Article 8(F).

The term “Indemnitee-Related Entity” means any corporation, limited liability company, partnership, joint venture, trust or other enterprise (other than the Corporation or any other corporation, partnership, joint venture, trust or other enterprise for which the Indemnitee has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an Indemnitee may be entitled to indemnification or advancement of expenses in respect of a matter with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation.

The term “Jointly Indemnifiable Claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which an Indemnitee shall be entitled to indemnification or advancement of expenses from both an Indemnitee-Related Entity and the Corporation pursuant to applicable law or any agreement, certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or an IndemniteeRelated Entity, as applicable.

Article 9.
AMENDMENTS

The Corporation reserves the right to amend this Second Amended and Restated Certificate of Incorporation in any manner permitted by the Delaware Law and all rights and powers conferred upon stockholders, directors and officers herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles 4(B), 5, 6, 7, 8 and this Article 9 may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of the provisions set forth in any of Articles 4(B), 5, 6, 7, 8 or this Article 9, unless such action is approved by the affirmative vote of the holders of not less than 66 2/3% of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

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IN WITNESS WHEREOF, said Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on this [●] day of [●] 2018.

CONTURA ENERGY, INC.

By:
Name:
Title:

7

CONTURA ENERGY, INC.
(a Delaware corporation)

WRITTEN CONSENT OF STOCKHOLDERS

April 25, 2018

Pursuant to Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (“DGCL”), the Amended and Restated Certificate of Incorporation (the “Existing Certificate of Incorporation”) of Contura Energy, Inc. (the “Corporation”) and the Amended and Restated Bylaws (the “Existing Bylaws”) of the Corporation, the undersigned stockholders (the “Stockholders”), who constitute the holders of not less than the minimum number of votes that would be necessary to authorize or take the following actions at a meeting at which all of the shares entitled to vote thereon were present, hereby consent to the adoption of the following resolutions and hereby waive any notice required by law, the Existing Certificate of Incorporation or the Existing Bylaws with respect thereto:

Adoption of the Second Amended and Restated Certificate of Incorporation

WHEREAS, the Board of Directors of the Corporation (the “Board”) has determined that it is advisable and in the best interest of the Corporation and its stockholders that, contingent on and effective immediately prior to the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of April 25, 2018, by and between ANR, Inc. (“ANR”), a Delaware corporation, Alpha Natural Resources Holdings, Inc., a Delaware corporation, the Corporation (“Holdings”), Prime Acquisition I, Inc., a Delaware corporation and wholly owned Subsidiary of Contura (“MergerSub 1”), and Prime Acquisition II, Inc., a Delaware corporation and wholly owned Subsidiary of MergerSub 1 (the “Merger Transaction”), the Existing Certificate of Incorporation be amended and restated in substantially the form attached hereto as Exhibit A (the “Second Amended and Restated Certificate of Incorporation”), in order to, among other things, increase the number of shares of the Corporation’s common stock, par value $0.01 per share (the “Common Stock”) and preferred stock, par value $0.01 per share, authorized for issuance by the Corporation, and has recommended the approval of the Second Amended and Restated Certificate of Incorporation by the stockholders;

NOW, THEREFORE, BE IT RESOLVED, that the Second Amended and Restated Certificate of Incorporation, recommended by the Board and substantially in the form attached hereto as Exhibit A, is hereby adopted and approved in all respects, provided that the Second Amended and Restated Certificate of Incorporation shall not become effective until immediately prior to the closing of the Merger Transaction.

Approval of the Indemnification Agreements

WHEREAS, the Board has determined that it is advisable and in the best interest of the Corporation and its stockholders that, contingent on, and effective contemporaneously with, the effectiveness of the registration statement on Form S-4 filed in connection with the Merger Transaction (the “Registration Statement”), the Corporation enter into indemnification agreements with each of its directors and executive officers in substantially the form attached hereto as Exhibit B (the “Indemnification Agreements”);

NOW, THEREFORE, BE IT RESOLVED, that the Indemnification Agreements to be entered into with each the Corporation’s directors and executive officers, substantially in the form attached hereto as Exhibit B, is hereby approved, contingent on, and effective contemporaneously with, the effectiveness of the Registration Statement.

Adoption of the 2018 Long-Term Incentive Plan

WHEREAS, the Board has determined that it is advisable and in the best interest of the Corporation and its stockholders to adopt the Contura Energy, Inc. 2018 Long-Term Incentive Plan, substantially in the form attached as Exhibit C hereto (the “LTIP”).

NOW, THEREFORE, BE IT RESOLVED, the LTIP is hereby approved and adopted, and the Corporation is authorized to reserve up to 1,000,000 shares of the Corporation’s common stock for issuance under the LTIP.

General Authorizing Resolutions

FURTHER RESOLVED, that the officers and directors of the Corporation be, and each acting alone is, hereby authorized, empowered and directed, for and on behalf of the Corporation, to take or cause to be taken any and all actions, including, without limitation, the execution, acknowledgement, filing, amendment and delivery of any and all papers, agreements, documents, instruments and certificates, and the payment of such sums, as such officers and directors may deem necessary or advisable in order to carry out fully the intent and purposes of the foregoing resolutions and each of them, and that the performance of such acts by them shall be conclusive evidence of the approval thereof and the authority therefor by and from the Corporation; and

FURTHER RESOLVED, that all actions heretofore taken by any officer or director of the Corporation in connection with the transactions contemplated by the foregoing resolutions be, and they hereby are, approved, ratified and confirmed in all respects.

Record Holder Consent

Each Stockholder, severally and not jointly and severally, agrees that with respect to the shares of Common Stock owned beneficially but not of record by such Stockholder, such Stockholder will cause the record owner of such shares of Common Stock to execute and deliver to the Company no later than May 18, 2018, a written consent in the form attached hereto as Exhibit D approving the matters set forth above or in such other form as such record holder agrees to provide that effectively consents to the matters set forth above and is reasonably satisfactory to the Corporation.

Waiver of Appraisal Rights

Each Stockholder, severally and not jointly and severally, hereby waives, and agrees not to exercise or assert, any appraisal or similar rights (including under Section 262 of the DGCL) in respect of each share of common stock, par value $0.01 per share, of Holdings and each share of Class C-1 common stock, par value $0.01 per share, of ANR to the extent beneficially owned by such Stockholder or any of its affiliates in connection with the Merger Transaction and agrees to cause its affiliates to do the same.

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[Signature Page Follows]

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EXHIBIT B

Stockholder Signature Page

IN WITNESS WHEREOF, the undersigned have executed this Written Consent of Stockholders of the Corporation as of the date first set forth above. By executing this Signature Page, the undersigned hereby represents and warrants that the undersigned beneficially owns (with the sole power to vote and dispose of same) the number of shares of Common Stock set forth below, including the number of shares of Common Stock held of record by such Stockholder set forth below.

Date:
By:

Number of shares of Common Stock	Name:
beneficially owned by the Stockholder (including _________ shares of Common Stock held of record by such Stockholder):	Title:
______________________

[Signature Page to Contura Energy, Inc. Stockholder Consent]

Exhibit A

Form of Second Amended and Restated Certificate of Incorporation

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

CONTURA ENERGY, INC.

Pursuant to the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (“Delaware Law”), Contura Energy, Inc., a corporation organized under the laws of the State of Delaware, does hereby certify that:

FIRST: The present name of the corporation is Contura Energy, Inc. (the “Corporation”). The Corporation was incorporated on June 10, 2016 under the name Contura Energy, Inc., pursuant to Delaware Law.

SECOND: The Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety as hereinafter provided for (the “Second Amended and Restated Certificate of Incorporation”). The Second Amended and Restated Certificate of Incorporation herein certified has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Sections 228, 242 and 245 of Delaware Law. The Second Amended and Restated Certificate of Incorporation shall become effective upon filing with the Secretary of State of the State of Delaware.

THIRD: The Second Amended and Restated Certificate of Incorporation of the Corporation shall, at the effective time, read as follows:

Article 1.
NAME

The name of the corporation is Contura Energy, Inc. (the “Corporation”).

Article 2.
REGISTERED OFFICE AND AGENT

The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

Article 3.
PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under Delaware Law.

D-1

Article 4.
CAPITAL STOCK

(A)       Authorized Shares

1.       Classes of Stock. The total number of shares of stock that the Corporation shall have authority to issue is 55,000,000, consisting of 50,000,000 shares of Common Stock, par value $0.01 per share (the ‘Common Stock’), and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the ‘Preferred Stock’).

2.        Preferred Stock. The Board of Directors is hereby empowered, without any action or vote by the Corporation’s stockholders (except as may otherwise be provided by the terms of any class or series of Preferred Stock then outstanding), to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by Delaware Law.

(B)       Voting Rights

Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) that relates solely to the terms of one or more outstanding classes or series of Preferred Stock if the holders of such affected class or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any class or series of Preferred Stock) or pursuant to Delaware Law.

(C)       Dividends

Subject to the rights of any holders of any class or series of Preferred Stock then outstanding, the holders of Common Stock shall be entitled to the payment of dividends when and as declared by the Board of Directors in accordance with applicable law and to receive other distributions from the Corporation. Any dividends declared by the Board of Directors to the holders of the then-outstanding Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Common Stock held by each such holder as of the record date of such dividend.

Article 5.
BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the bylaws of the Corporation (the “Bylaws”).

The stockholders may adopt, amend or repeal the Bylaws only with the affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

Article 6.
BOARD OF DIRECTORS

(A)       Power of the Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors.

(B)       Number of Directors. The number of directors which shall constitute the Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the Board of Directors.

(C)       Election of Directors. Each director shall be elected annually at each annual meeting of stockholders to hold office for a term expiring at the next annual meeting of stockholders, with each director to hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. In no event will a decrease in the number of directors shorten the term of any incumbent director. There shall be no cumulative voting in the election of directors. Election of directors need not be by written ballot unless the Bylaws so provide.

(D)       Vacancies. Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors calls a special meeting for which the election of directors is included as business or as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director, and each director so elected shall hold office for a term ending at the next annual meeting of stockholders, and until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal.

(E)       Removal. Any director or the entire Board of Directors may be removed, with or without cause, at any time by the affirmative vote of the holders of a majority of the outstanding capital stock of the Corporation then entitled to vote at any election of directors and the vacancies thus created shall be filled in accordance with Article 6(D) herein.

(F)       Preferred Stock Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of such class or series of Preferred Stock adopted by resolution or resolutions adopted by the Board of Directors pursuant to Article 4(A) hereto, and such directors so elected shall not be subject to the provisions of this Article 6 unless otherwise provided therein.

Article 7.
MEETINGS OF STOCKHOLDERS

(A)       Annual Meetings. An annual meeting of stockholders shall be held for the election of directors and to transact such other business as may properly be brought before the meeting at such place, on such date, and at such time as the Board of Directors shall determine.

(B)       Special Meetings. Special meetings of the stockholders may be called only by the Board of Directors acting pursuant to a resolution adopted by a majority of the Board of Directors. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of such class or series of Preferred Stock adopted by resolution or resolutions of the Board of Directors pursuant to Article 4(A) hereto, special meetings of holders of such Preferred Stock.

(C)       No Action by Written Consent. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, as may be set forth in the resolution or resolutions adopted by the Board of Directors pursuant to Article 4(A) hereto for such class or series of Preferred Stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law, as amended from time to time, and this Article 7 and may not be taken by written consent of stockholders without a meeting.

Article 8.
INDEMNIFICATION

(A)       Limited Liability. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware Law.

(B)       Right to Indemnification.

(1)       Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, limited liability company, partnership, joint venture, trust or other enterprise (an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware Law. The right to indemnification conferred in this Article 8 shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. The right to indemnification conferred in this Article 8 shall be a contract right.

(2)       The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Delaware Law.

(C)       Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Delaware Law.

(D)       Nonexclusivity of Rights. The rights and authority conferred in this Article 8 shall not be exclusive of any other right that any person may otherwise have or hereafter acquire.

(E)       Preservation of Rights. Neither the amendment nor repeal of this Article 8, nor the adoption of any provision of this Second Amended and Restated Certificate of Incorporation or the Bylaws, nor, to the fullest extent permitted by Delaware Law, any modification of law, shall adversely affect any right or protection of any person granted pursuant hereto existing at, or arising out of or related to any event, act or omission that occurred prior to, the time of such amendment, repeal, adoption or modification (regardless of when any proceeding (or part thereof) relating to such event, act or omission arises or is first threatened, commenced or completed).

    (F)       Jointly Indemnifiable Claims. Given that certain Jointly Indemnifiable Claims (as defined below) may arise due to the service of an Indemnitee as a director and/or officer of the Corporation at the request of an Indemnitee-Related Entity (as defined below), the Corporation shall be fully and primarily responsible for the payment to the Indemnitee in respect of indemnification or advancement of expenses in connection with any such Jointly Indemnifiable Claims, pursuant to and in accordance with the terms of this Article 8, irrespective of any right of recovery an Indemnitee may have from any Indemnitee-Related Entity. Under no circumstance shall the Corporation be entitled to any right of subrogation against or contribution by an Indemnitee-Related Entity and no right of advancement, indemnification or recovery an Indemnitee may have from any

Indemnitee-Related Entity shall reduce or otherwise alter the rights of an Indemnitee or the obligations of the Corporation under this Article 8. In the event that an Indemnitee-Related Entity shall make any payment to the Indemnitee in respect of indemnification or advancement of expenses with respect to any Jointly Indemnifiable Claim, such Indemnitee-Related Entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee against the Corporation, and the Indemnitee shall execute all documents and instruments reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents and instruments as may be necessary to enable such Indemnitee-Related Entity effectively to bring suit to enforce such rights. Each of the Indemnitee-Related Entities shall be third-party beneficiaries with respect to this Article 8(F) and entitled to enforce this Article 8(F).

The term “Indemnitee-Related Entity” means any corporation, limited liability company, partnership, joint venture, trust or other enterprise (other than the Corporation or any other corporation, partnership, joint venture, trust or other enterprise for which the Indemnitee has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an Indemnitee may be entitled to indemnification or advancement of expenses in respect of a matter with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation.

The term “Jointly Indemnifiable Claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which an Indemnitee shall be entitled to indemnification or advancement of expenses from both an Indemnitee-Related Entity and the Corporation pursuant to applicable law or any agreement, certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or an Indemnitee-Related Entity, as applicable.

Article 9.
AMENDMENTS

The Corporation reserves the right to amend this Second Amended and Restated Certificate of Incorporation in any manner permitted by the Delaware Law and all rights and powers conferred upon stockholders, directors and officers herein are granted subject to this reservation. Notwithstanding the foregoing, the provisions set forth in Articles 4(B), 5, 6, 7, 8 and this Article 9 may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of the provisions set forth in any of Articles 4(B), 5, 6, 7, 8 or this Article 9, unless such action is approved by the affirmative vote of the holders of not less than 66 2/3% of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.

IN WITNESS WHEREOF, said Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer on this [●] day of [●] 2018.

CONTURA ENERGY, INC.

By:
Name:
Title:

Exhibit B

Form of Indemnification Agreement

CONTURA ENERGY, INC.

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (this "Agreement") is made as of [-], 2018, by and between Contura Energy, Inc., a Delaware corporation (the "Company"), and ______________ (the "Indemnitee").

RECITALS:

A.       It is essential that the Company retain and attract as directors and officers the most capable persons available.

B.       The Indemnitee is (or is being elected or appointed as) a director and/or officer of the Company and in that capacity is (or will be) performing a valuable service for the Company.

C.       The Company's Second Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") contains a provision which provides for indemnification of and advancement of expenses to the directors and officers of the Company for liabilities and expenses they incur in their capacities as such, and the Certificate of Incorporation and Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provide that they are not exclusive of any other rights to indemnification and advancement of expenses.

D.       In recognition of Indemnitee's need for protection against personal liability in order to enhance Indemnitee's service and continued service to the Company in an effective manner, the potential difficulty in obtaining satisfactory Directors and Officers Liability Insurance (the "D&O Insurance") coverage, and Indemnitee's reliance on the Certificate of Incorporation, and in part to provide Indemnitee with specific contractual assurance that the protection promised by the Certificate of Incorporation will be available to Indemnitee (regardless of, among other things, any amendment to or revocation of the Certificate of Incorporation or any change in the composition of the Company's Board of Directors or acquisition transaction relating to the Company), the Company desires to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by law and as set forth in this Agreement, and, to the extent insurance is maintained, for the continued coverage of Indemnitee under the Company's D&O Insurance policies.

E.       The Indemnitee is willing to serve and/or to continue to serve, the Company, only on the condition that the Company furnish the indemnity provided for herein.

NOW, THEREFORE, in consideration of Indemnitee's service and/or continuing to serve the Company directly, or, at its request, other enterprises and intending to be legally bound hereby, the parties hereto agree as follows:

1.       Definitions.

(a)  A "Change in Control" shall be deemed to occur upon the earliest to occur after the date of this Agreement of any of the following events:

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(i)    any merger, consolidation or business combination in which the stockholders of the Company immediately prior to the merger, consolidation or business combination do not own at least a majority of the outstanding equity interests of the surviving parent entity;

(ii)    the sale of all or substantially all of the Company’s assets in a single transaction or a series of related transactions;

(iii)    the acquisition of beneficial ownership or control of (including, without limitation, power to vote) a majority of the outstanding common stock of the Company by any person or entity (including a "group" as defined by or under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended);

(iv)    the stockholders of the Company approve any plan for the dissolution or liquidation of the Company; or

(v)    a contested election of directors, as a result of which or in connection with which the persons who were directors of the Company before such election or their nominees cease to constitute a majority of the Company’s Board.

(b)       "Corporate Status" describes the status of a person who is or was a director, trustee, general partner, managing member, officer, employee, representative, agent or fiduciary of the Company.

(c)       "Disinterested Director" means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

(d)       "Expenses" include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees and costs of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding. Expenses also include (i) Expenses incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for, and other costs relating to any cost bond, supersedeas bond or other appeal bond or their equivalent, and (ii) for purposes of Section 12(d), Expenses incurred by Indemnitee in connection with the interpretation, enforcement or defense of Indemnitee's rights under this Agreement or under any D&O Insurance policies maintained by the Company. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments, fines or other losses in connection with any Proceeding.

(e)       "Indemnitee-Related Entity" means any corporation, limited liability company, partnership, joint venture, trust or other enterprise (other than the Company or any other corporation, partnership, joint venture, trust or other enterprise for which the Indemnitee has agreed, on behalf of the Company or at the Company's request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an Indemnitee may be entitled to indemnification or advancement of expenses in respect of a matter with respect to which, in whole or in part, the Company may also have an indemnification or advancement obligation.

(f)       "Independent Counsel" means a law firm, or a partner or member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent (i) the Company or Indemnitee in any matter material to either such party (other than as Independent Counsel with respect to matters concerning Indemnitee under this Agreement or as

Independent Counsel with respect to matters concerning other indemnitees under other indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement.

(g)       "Interested Stockholder" means any person (other than the Company or any subsidiary of the Company and other than any profit sharing, employee stock ownership, or other employee benefit plan of the Company or any subsidiary of the Company or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which:

(i)       is at such time the beneficial owner, directly or indirectly, of more than fifteen percent (15%) of the voting power of the outstanding common stock of the Company;

(ii)       was at any time within the two-year period immediately prior to such time the beneficial owner, directly or indirectly, of more than fifteen percent (15%) of the voting power of the then outstanding common stock of the Company; or

(iii)       is at such time an assignee of or has otherwise succeeded to the beneficial ownership of any shares of common stock of the Company which were at any time within the two-year period immediately prior to such time beneficially owned by any Interested Stockholder, if such assignment or succession has occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended.

(h)       "Jointly Indemnifiable Claims" shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which an Indemnitee shall be entitled to indemnification or advancement of expenses from both an Indemnitee-Related Entity and the Company pursuant to applicable law or any agreement, certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Company or an Indemnitee-Related Entity, as applicable.

(i)       A "Potential Change of Control" shall occur if:

(i)       the Company enters into an agreement or arrangement the consummation of which would result in the occurrence of a Change in Control;

(ii)       any Person (including the Company) publicly announces an intention to take or to consider taking actions which if consummated would constitute a Change in Control; or

(iii)       the Board of Directors of the Company adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change of Control has occurred.

(j)       "Proceeding" means any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative or investigative nature, including any appeal therefrom and including without limitation any such Proceeding pending as of the date of this Agreement, in which Indemnitee was, is or will be, or could reasonably be expected to be, involved as a party, a potential party, a non-party witness or otherwise by reason of (i) the fact that Indemnitee is or was a director or officer of the Company, (ii) any action taken by Indemnitee or any action or inaction on Indemnitee's part while acting as a director or officer of the Company, or (iii) the fact that Indemnitee is or was serving at the request of the Company as a director, trustee, general partner, managing member, officer, employee, representative, agent or fiduciary of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, in each case whether or not serving in such capacity at the time any liability or Expense is incurred for which indemnification or advancement of expenses can be provided under this Agreement.

(k)       "Unaffiliated Director" means any member of the Board of Directors of the Company who is unaffiliated with, and not a representative of, an Interested Stockholder and who was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder or became a member subsequently to fill a vacancy created by an increase in the size of the Board of Directors and did receive the favorable vote of two-thirds (2/3) of the Unaffiliated Directors in connection with being nominated for election by the stockholders to fill such vacancy or in being elected by the Board of Directors to fill such vacancy, and any successor of an Unaffiliated Director who is unaffiliated with, and not a representative of, the Interested Stockholder and is recommended or elected to succeed an Unaffiliated Director by a majority of the Unaffiliated Directors then on the Board of Directors.

Reference to "other enterprises" shall include employee benefit plans and administrative committees thereof; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; references to "serving at the request of the Company" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; a person who acted in good faith and in a manner he or she reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement; references to "to the fullest extent permitted by applicable law" shall include, but not be limited to: (i) the fullest extent permitted by the provision of the DGCL that authorizes or contemplates additional indemnification by agreement, or the corresponding provision of any amendment to or replacement of the DGCL and (ii) the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its officers and directors.

2.       Indemnity in Third-Party Proceedings. The Company shall indemnify Indemnitee in accordance with the provisions of this Section 2 if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding, other than a Proceeding by or in the right of the Company to procure a judgment in its favor. Pursuant to this Section 2, Indemnitee shall be indemnified to the fullest extent permitted by applicable law against all Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

3.       Indemnity in Proceedings by or in the Right of the Company. The Company shall indemnify Indemnitee in accordance with the provisions of this Section 3 if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding by or in the right of the Company to procure a judgment in its favor. Pursuant to this Section 3, Indemnitee shall be indemnified to the fullest extent permitted by applicable law against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with such Proceeding or any claim, issue or matter therein, if

Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company. No indemnification for Expenses shall be made under this Section 3 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged by a court of competent jurisdiction to be liable to the Company, unless and only to the extent that the Delaware Court of Chancery or any court in which the Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnification for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

4.       Indemnification for Expenses of a Party Who is Wholly or Partly Successful. To the extent that Indemnitee is a party to or a participant in and is successful (on the merits or otherwise) in any Proceeding or in defense of any claim, issue or matter therein, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith. To the extent permitted by applicable law, if Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify Indemnitee to the fullest extent permitted by applicable law against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with each successfully resolved claim, issue or matter. For purposes of this Section, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

5.       Indemnification for Expenses of a Witness. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee, by reason of his or her Corporate Status, is to be a witness or to be interviewed in any threatened, pending or completed action, suit, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or proceeding to which Indemnitee is not a party, Indemnitee shall be indemnified to the fullest extent permitted by applicable law against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith.

6.       Additional Indemnification. In the event that applicable law permits indemnification in addition to the indemnification provided in Sections 2, 3 and 4, the Company shall indemnify Indemnitee to the fullest extent permitted by applicable law if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding (including a Proceeding by or in the right of the Company to procure a judgment in its favor) against all Expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee or on his or her behalf in connection with the Proceeding or any claim, issue or matter therein. To the extent that a change in Delaware law, whether by statute or judicial decision, permits greater indemnification or advancement of Expenses than would be afforded currently under the Company’s Certificate of Incorporation and Bylaws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change, subject to the restrictions expressly set forth herein or therein. If the Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses, but not, however, for the total amount thereof, the Company shall nevertheless indemnify the Indemnitee for the portion of such Expenses to which the Indemnitee is entitled.

7.       Contribution. To the fullest extent permissible under applicable law, if the indemnification provided for in this Agreement is unavailable to Indemnitee, then in respect of any actual or threatened proceeding in which the Company is jointly liable with Indemnitee (or would be if joined in such proceeding) the Company, in lieu of indemnifying Indemnitee, shall contribute to the amount incurred by Indemnitee, whether for Expenses, judgments, fines or amounts paid or to be paid in settlement, in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the event(s) and transaction(s) giving rise to such Proceeding; and (ii) the relative fault of Indemnitee and the Company (and its other directors, officers, employees and agents) in connection with such event(s) and transaction(s).

8.       Notification and Defense of Claim.

(a)       Indemnitee shall notify the Company in writing of any matter with respect to which Indemnitee intends to seek indemnification or advancement of Expenses as soon as reasonably practicable following the receipt by Indemnitee of written notice thereof. The written notification to the Company shall include a description of the nature of the Proceeding and the facts underlying the Proceeding. The failure by Indemnitee to notify the Company will not relieve the Company from any liability which it may have to Indemnitee hereunder or otherwise than under this Agreement, and any delay in so notifying the Company shall not constitute a waiver by Indemnitee of any rights. With respect to any Proceeding as to which the Indemnitee has so notified the Company:

(i)       The Company will be entitled to participate therein at its own expense; and

(ii)       Except as otherwise provided below, the Company may assume the defense thereof, with counsel reasonably satisfactory to the Indemnitee. After the Company notifies the Indemnitee of its election to so assume the defense, the Company will not be liable to the Indemnitee under this Agreement for any legal Expenses subsequently incurred by the Indemnitee in connection with the defense, other than legal Expenses relating to the reasonable costs of investigation, including an investigation in connection with determining whether there exists a conflict of interest of the type described in clause (B) of this paragraph, or as otherwise provided in this paragraph. The Indemnitee shall have the right to employ his or her counsel in such action, suit or proceeding but the fees and expenses of such counsel incurred after the Company notifies the Indemnitee of its assumption of the defense shall be at the expense of the Indemnitee unless (A) the Company authorizes the Indemnitee's employment of counsel, provided, that following a Change in Control, the Indemnitee shall be entitled to employ his or her own counsel at the Company's expense after giving not less than 30 days' notice to the Company unless the Company has Unaffiliated Directors and a majority of the Unaffiliated Directors determine that the Indemnitee's interests are adequately represented by the counsel employed by the Company; (B) the Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and the Indemnitee in the conduct of the defense or (C) the Company shall not have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Indemnitee shall have made the conclusion described in clause (B) of this paragraph.

(b)       The Company shall not be obligated to indemnify the Indemnitee under this Agreement for any amounts paid in settlement of any action, claim or Proceeding effected without its written consent. The Company shall not settle any action, claim or Proceeding in any manner which would impose any penalty or limitation on the Indemnitee without the Indemnitee's written consent. Neither the Company nor the Indemnitee shall unreasonably withhold their consent to any proposed settlement.

9.       Procedure for Indemnification.

(a)       To obtain indemnification, Indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to

Indemnitee and as is reasonably necessary to determine whether and to what extent Indemnitee would be entitled to indemnification following the final disposition of such Proceeding. The Company shall, as soon as reasonably practicable after receipt of such a request for indemnification, advise the Board of Directors that Indemnitee has requested indemnification.

(b)       Upon written request by Indemnitee for indemnification pursuant to Section 9(a), a determination, if required by applicable law, with respect to Indemnitee's entitlement thereto shall be made in the specific case (i) if a Change in Control shall have occurred, by Independent Counsel in a written opinion to the Company's Board of Directors, a copy of which shall be delivered to Indemnitee or (ii) if a Change in Control shall not have occurred, (A) by a majority vote of the Disinterested Directors, even though less than a quorum of the Company's Board of Directors, (B) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum of the Company's Board of Directors, (C) if there are no such Disinterested Directors or, if such Disinterested Directors so direct, by Independent Counsel in a written opinion to the Company's Board of Directors, a copy of which shall be delivered to Indemnitee or (D) if so directed by the Company's Board of Directors, by the stockholders of the Company. If it is so determined that Indemnitee is entitled to indemnification, payment to Indemnitee shall be made within sixty (60) days after such determination. Indemnitee shall cooperate with the person, persons or entity making such determination with respect to Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any costs or expenses (including attorneys' fees and disbursements) reasonably incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company, to the extent permitted by applicable law.

(c)       In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 9(b), the Independent Counsel shall be selected as provided in this Section 9(c). If a Change in Control shall not have occurred, the Independent Counsel shall be selected by the Company's Board of Directors, and the Company shall give written notice to Indemnitee advising him or her of the identity of the Independent Counsel so selected. If a Change in Control shall have occurred, the Independent Counsel shall be selected by Indemnitee (unless Indemnitee shall request that such selection be made by the Company's Board of Directors, in which event the preceding sentence shall apply), and Indemnitee shall give written notice to the Company advising it of the identity of the Independent Counsel so selected. In either event, Indemnitee or the Company, as the case may be, may, within ten (10) days after such written notice of selection shall have been given, deliver to the Company or to Indemnitee, as the case may be, a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of "Independent Counsel" as defined in Section 1 of this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If such written objection is so made and substantiated, the Independent Counsel so selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. If, within twenty (20) days after the later of (i) submission by Indemnitee of a written request for indemnification pursuant to Section 9(a) hereof and (ii) the final disposition of the Proceeding, the parties have not agreed upon an Independent Counsel, either the Company or Indemnitee may petition a court of competent jurisdiction for resolution of any objection which shall have been made by the Company or Indemnitee to the other's selection of Independent Counsel and for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 9(b) hereof. Upon the due commencement of any judicial proceeding or arbitration pursuant to

Section 12(a) of this Agreement, the Independent Counsel shall be discharged and relieved of any further responsibility in such capacity (subject to the applicable standards of professional conduct then prevailing),

(d)       The Company agrees to pay the reasonable fees and expenses of any Independent Counsel and to fully indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

10.       Advancement of Expenses; Procedure for Advances. The Company shall advance, to the extent not prohibited by law, the Expenses incurred by Indemnitee in connection with any Proceeding. Advances shall be unsecured and interest free and made without regard to Indemnitee's ability to repay such advances. Indemnitee hereby undertakes to repay any advance to the extent that it is ultimately determined that Indemnitee is not entitled to be indemnified by the Company. To obtain advances of Expenses, Indemnitee shall submit from time to time to the Company a written request requesting such advances and shall provide copies of invoices received by Indemnitee in connection with such Expenses but, in the case of invoices in connection with legal services, any references to legal work performed or to expenditure made that Indemnitee's lawyers believe would likely cause Indemnitee to waive any privilege accorded by applicable law may be redacted from the copy of the invoice submitted to the Company (in which case, Indemnitee shall also submit a letter addressed to the Company from such lawyers to the effect that they believe submission of the redacted information would likely cause Indemnitee to waive a privilege accorded by applicable law). Upon receipt of a such a request for an advance of Expenses along with copies of the related invoices (and, if applicable, a letter from Indemnitee's lawyers with respect to redactions on the legal invoice(s)), Company shall advance the Expenses to Indemnitee as soon as reasonably practicable, but in any event no later than twenty (20) days, after such receipt by the Company. This Section 10 shall not apply to any claim made by Indemnitee for which indemnity is excluded pursuant to Section 16 of this Agreement.

11.       Maintenance of Insurance; Funding.

(a)       The Company represents that a summary of the terms of the D&O Insurance in effect as of the date of this Agreement is attached hereto as Exhibit A (the "Insurance Policies"). Subject only to the provisions of Section 11(b) hereof, the Company agrees that, so long as Indemnitee shall continue to serve as an officer or director of the Company (or shall continue at the request of the Company to serve as a director, trustee, general partner, managing member, officer, employee, representative, agent or fiduciary of another corporation, limited liability company, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan) and thereafter so long as Indemnitee shall be subject to any possible Proceeding, the Company shall purchase and maintain in effect for the benefit of Indemnitee one or more valid, binding and enforceable policy or policies of D&O Insurance providing coverage at least comparable to that provided pursuant to the Insurance Policies.

(b)       The Company shall not be required to maintain said Insurance Policies in effect if, in the reasonable, good faith business judgment of the then Board of Directors of the Company (i) the premium cost for such insurance is substantially disproportionate to the amount of coverage, (ii) the coverage provided by such insurance is so limited by exclusions that there is insufficient benefit from such insurance or (iii) said insurance is not otherwise reasonably available; provided, however, that in the event the then Board of Directors makes such a judgment, the Company shall purchase and maintain in force a policy or policies of D&O Insurance in the amount and with such coverage as the then Board of Directors determines to be reasonably available.  Notwithstanding the general provisions of this Section 11(b), following a Change in Control, any decision not to maintain any policy or policies of D&O Insurance or to reduce the amount or coverage under any such policy or policies shall be effective only if there are Unaffiliated Directors (as defined in Section 1(k) hereof) and shall require the concurrence of a majority of the Unaffiliated Directors.

(c)       If and to the extent the Company, acting under Section 11(b), does not purchase and maintain in effect the policy or policies of D&O Insurance described in this Section 11, the Company shall indemnify and hold harmless the Indemnitee to the full extent of the coverage which would otherwise have been provided by such policies.  The rights of the Indemnitee hereunder shall be in addition to all other rights of Indemnitee under the remaining provisions of this Agreement.

(d)       In the event of a Potential Change of Control and if and to the extent the Company is not required to maintain in effect the policy or policies of D&O Insurance described in Section 11(a) pursuant to the provisions of Section 11(b), the Company shall, upon written request of Indemnitee, create a "Trust" for the benefit of Indemnitee, and from time to time, upon written request by Indemnitee, shall fund such Trust in an amount sufficient to pay any and all Expenses and any and all liability and loss, including judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement actually and reasonably incurred by him or on his behalf for which the Indemnitee is entitled to indemnification or with respect to which indemnification is claimed, reasonably anticipated or proposed to be paid in accordance with the terms of this Agreement or otherwise; provided that in no event shall more than $100,000 be required to be deposited in any Trust created hereunder in excess of the amounts deposited in respect of reasonably anticipated Expenses.  The amounts to be deposited in the Trust pursuant to the foregoing funding obligation shall be determined by a majority of the Unaffiliated Directors whose determination shall be final and conclusive.  At all times the Trust shall remain as an asset of the Company and subject to the claims of the Company's creditors.

The terms of the Trust shall provide that upon a Change in Control (i) the Trust shall not be revoked or the principal thereof invaded, without the written consent of the Indemnitee except as set forth in the preceding paragraph, (ii) the procedures set forth in Section 10 regarding advancement of expenses with respect to the Company shall apply to the Trust, (iii) the Trust shall continue to be funded by the Company in accordance with the funding obligation set forth above (and in the event that there are no Unaffiliated Directors, the decision regarding the amount to fund shall be made by Independent Counsel selected as provided in Section 9(c)), (iv) the Trustee shall promptly pay to the Indemnitee all amounts for which the Indemnitee shall be entitled to indemnification pursuant to this Agreement or otherwise, and (v) all unexpended funds in such Trust shall revert to the Company upon a final determination by a majority of the Unaffiliated Directors or by Independent Counsel or a court of competent jurisdiction, as the case may be, that the Indemnitee has been fully indemnified under the terms of this Agreement.  The Trustee shall be a bank or trust company or other individual or entity chosen by the Indemnitee and reasonably acceptable and approved of by the Company.

12.       Remedies of Indemnitee.

(a)       Subject to Section 12(d), in the event that (i) a determination is made pursuant to Section 9 of this Agreement that Indemnitee is not entitled to indemnification under this Agreement, (ii) advancement of Expenses is not timely made pursuant to Section 10 or 12(d) of this Agreement, (iii) no determination of entitlement to indemnification shall have been made pursuant to Section 9 of this Agreement within ninety (90) days after receipt by the Company of the request for indemnification, (iv) payment of indemnification pursuant to this Agreement is not made (A) within ten (10) days after a determination has been made that Indemnitee is entitled to indemnification or (B) with respect to indemnification pursuant to Sections 4, 5 or 12(d) of this Agreement, within thirty (30) days after receipt by the Company of a written request therefor, or (v) the Company or any other person or entity takes or threatens to take any action to declare this Agreement void or unenforceable, or institutes any litigation or other action or proceeding designed to deny, or to recover from, Indemnitee the benefits provided or intended to be provided to Indemnitee hereunder, Indemnitee shall be entitled to an adjudication by the Delaware Court of Chancery of Indemnitee's right to such indemnification or advancement of Expenses. Alternatively, Indemnitee, at his or her option, may seek an award in arbitration to be conducted by a single arbitrator pursuant to the Commercial Arbitration Rules of the American Arbitration Association. The Company shall not oppose Indemnitee's right to seek any such adjudication or award in arbitration in accordance with this Agreement.

(b)       The failure of the Company, its Board of Directors, any committee or subgroup of the Board of Directors, Independent Counsel or stockholders to have made a determination that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct shall not be a defense to the action or create a presumption that Indemnitee has or has not met the applicable standard of conduct. In the event that a determination shall have been made pursuant to Section 9 of this Agreement that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 12 shall be conducted in all respects as a de novo trial, or arbitration, on the merits and Indemnitee shall not be prejudiced by reason of that adverse determination. In any judicial proceeding or arbitration commenced pursuant to this Section 12, the Company shall, to the fullest extent not prohibited by law, have the burden of proving Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be. If Indemnitee commences a judicial proceeding or arbitration pursuant to this Section 12, Indemnitee shall not be required to reimburse the Company for any advances pursuant to Section 10 until a final determination is made with respect to Indemnitee’s entitlement to indemnification (as to which all rights of appeal have been exhausted or lapsed).

(c)       To the fullest extent not prohibited by law, the Company shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 12 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Company is bound by all the provisions of this Agreement. If a determination shall have been made pursuant to Section 9 of this Agreement that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration commenced pursuant to this Section 12, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statements not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law.

(d)       The Company shall indemnify Indemnitee against any and all Expenses and, if requested by Indemnitee, shall (as soon as reasonably practicable, but in any event no later than sixty (60) days, after receipt by the Company of a written request therefor) advance such Expenses to Indemnitee, that are incurred by Indemnitee in connection with any action for indemnification or advancement of Expenses from the Company under this Agreement or under any directors' and officers' liability insurance policies maintained by the Company, to the extent Indemnitee is successful in such action and to the extent not prohibited by law.

(e)       Notwithstanding anything in this Agreement to the contrary, no determination as to entitlement to indemnification shall be required to be made prior to the final disposition of the Proceeding.

13.       Presumptions and Effect of Certain Proceedings.

(a)       In making a determination with respect to entitlement to indemnification hereunder, the person, persons or entity making such determination shall, to the fullest extent not prohibited by law, presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has submitted a request for indemnification in accordance with Section 9 of this Agreement, and the Company shall, to the fullest extent not prohibited by law, have the burden of proof to overcome that presumption in connection with the making by such person, persons or entity of any determination contrary to that presumption.

(b)       The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his or her conduct was unlawful.

(c)       For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith to the extent Indemnitee relied in good faith on (i) the records or books of account of the Company, including financial statements, (ii) information supplied to Indemnitee by the officers of the Company in the course of their duties, (iii) the advice of legal counsel for the Company or its Board of Directors or counsel selected by any committee of the Board of Directors or (iv) information or records given or reports made to the Company by an independent certified public accountant, an appraiser, investment banker or other expert selected with reasonable care by the Company or its Board of Directors or any committee of the Board of Directors. The provisions of this Section 13(c) shall not be deemed to be exclusive or to limit in any way the other circumstances in which Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.

(d)       Neither the knowledge, actions nor failure to act of any other director, officer, agent or employee of the Company shall be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

14.       Subrogation; No Duplication of Payments. In the event that the Company pays any Expenses under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights. The Company shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder (or for which advancement is provided hereunder) if and to the extent that Indemnitee has otherwise actually received payment from a third party for such amounts under any insurance policy, contract, agreement or otherwise; provided, however, that if the Indemnitee repays any of these payments to such third party (whether due to a reservation of rights or otherwise), the Company shall again be obligated to Indemnitee under this Agreement with respect to such payments. Notwithstanding the foregoing, the Company shall be fully and primarily responsible for the payment to the Indemnitee in respect of indemnification or advancement of expenses in connection with any Jointly Indemnifiable Claims that may arise due to the service of an Indemnitee as a director and/or officer of the Company at the request of an Indemnitee-Related Entity, irrespective of any right of recovery an Indemnitee may have from any Indemnitee-Related Entity. Under no circumstance shall the Company be entitled to any right of subrogation against or contribution by an Indemnitee-Related Entity.

15.       Services to Company. Indemnitee agrees to serve as a director or officer of the Company for so long as Indemnitee is duly elected or appointed or until Indemnitee tenders his or her resignation. This Agreement shall not be deemed an employment contract between the Company (or any of its subsidiaries) and Indemnitee. Indemnitee specifically acknowledges that any employment with the Company (or any of its subsidiaries) is at will, and Indemnitee may be discharged at any time for any reason, with or without cause, with or without notice, except as may be otherwise expressly provided in any executed, written employment contract between Indemnitee and the Company (or any of its subsidiaries), any existing formal severance policies adopted by the Company's Board of Directors or, with respect to service as a director or officer of the Company, the Company's Certificate of Incorporation or Bylaws or the DGCL.

16.       Exclusions. Notwithstanding the foregoing, the Company shall not be liable under this Agreement to pay any Expenses in connection with any Proceeding:

(a)       for any reimbursement of the Company by Indemnitee of any bonus or other incentive-based or equity-based compensation or of any profits realized by Indemnitee from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), or the payment to the Company of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act), if Indemnitee is held liable therefor (including pursuant to any settlement arrangements);

(b)       for a disgorgement of profits made from the purchase and sale by the Indemnitee of securities pursuant to Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any state statutory law or common law;

(c)       initiated by Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by Indemnitee against the Company or its directors, officers, employees, agents or other indemnitees, unless (i) the Company's Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) otherwise authorized in Section 12(d) or (iii) otherwise required by applicable law; or

(d)       if prohibited by applicable law.

17.       Waivers. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the party entitled to enforce such term only by a writing signed by the party against which such waiver is to be asserted. Unless otherwise expressly provided herein, no delay on the part of any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party hereto of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

18.       Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement between the parties hereto with respect to the matters covered hereby, and any other prior or contemporaneous oral or written understandings or agreements with respect to the matters covered hereby are superseded by this Agreement, provided that this Agreement is a supplement to and in furtherance of the Certificate of Incorporation and Bylaws of the Company and applicable law, and shall not be deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder.

19.       Notices. All notices, requests, demands and other communications under this Agreement shall be in writing (which may be by facsimile transmission). All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt. The address for notice to a party is as shown on the signature page of this Agreement, or such other address as any party shall have given by written notice to the other party as provided above.

20.       Amendments. The entitlement to payment hereunder of an Indemnitee shall not be affected or diminished by any amendment, termination or repeal of the General Corporation Law of the State of Delaware or the Certificate of Incorporation of the Company with respect to any Proceeding arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of any such amendment, termination or repeal. This Agreement may not be modified or altered except by a formal writing signed by both the Company and the Indemnitee that specifically refers to this Agreement.

21.       Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one instrument.

22.       Indemnification Hereunder Not Exclusive. Nothing herein shall be deemed to diminish or otherwise restrict the Indemnitee's right to indemnification under any provision of the Certificate of Incorporation or the Bylaws of the Company and amendments thereto or under law. Except as expressly set forth herein, no right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy. It is the intention of the parties in entering into this Agreement that the insurers under any D&O Insurance policy shall be obligated ultimately to pay any claims by Indemnitee which are covered by such policy and not to give such insurers any rights against the Company under or with respect to this Agreement, including, without limitation, any right to be subrogated to any of Indemnitee's rights hereunder, unless otherwise expressly agreed to by the Company in writing, and the obligation of such insurers to the Company or Indemnitee shall not be deemed reduced or impaired in any respect by virtue of the provisions of this Agreement.

23.       Governing Law. This Agreement shall be governed by and construed in accordance with Delaware law, without regard to its conflict of laws rules.

24.       Saving Clause. Wherever there is conflict between any provision of this Agreement and any applicable present or future statute, law or regulation contrary to which the Company and the Indemnitee have no legal right to contract, the latter shall prevail but (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; (b) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the parties hereto; and (c) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby but in such event the affected provisions of this Agreement shall be curtailed and restricted only to the extent necessary to bring them within applicable legal requirements.

25.       Coverage; Continuation of Indemnity. The provisions of this Agreement shall apply with respect to the Indemnitee's service as a Director or officer of the Company prior to the date of this Agreement (if any) and with respect to all periods of such service after the date of this Agreement, even though the Indemnitee may have ceased to be a Director or officer of the Company and shall inure to the benefit of the heirs, executors, administrators, legatees and assigns of the Indemnitee. To the extent Indemnitee served as an officer or director of Alpha Natural Resources, Inc., a predecessor of the Company, the provisions of this Agreement shall also apply with respect to the time period that Indemnitee served as an officer or director of Alpha Natural Resources, Inc. All agreements and obligations of the Company contained in this Agreement shall continue during the period the Indemnitee is a director or officer of the Company (or is or was serving at the request of the Company as a director, trustee, general partner, managing member, officer, employee, representative, agent or fiduciary of another corporation, partnership, joint venture, trust, limited liability company or other enterprise and shall continue thereafter so long as the Indemnitee shall be subject to any possible claim or threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative, by reason of the fact that the Indemnitee was a director or officer of the Company or serving in any other capacity referred to herein.

26.       Successors. This Agreement shall be binding upon the Company and its successors and assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company, and shall inure to the benefit of Indemnitee and Indemnitee's heirs, executors, administrators, legatees and assigns. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

27.       Miscellaneous.

(a)       Notwithstanding Section 20, the Company may amend this Agreement from time to time without Indemnitee's consent to the extent deemed necessary or appropriate, in its sole discretion, to effect compliance with Section 409A of the Internal Revenue Code, including regulations and interpretations thereunder, which amendments may result in a reduction of benefits provided hereunder and/or other unfavorable changes to Indemnitee.

(b)       This Agreement is intended to provide for the indemnification of, and/or purchase of insurance policies providing for payments of, expenses and damages incurred with respect to bona fide claims against the Indemnitee, as a service provider, or the Company, as the service recipient, in accordance with Treas. Reg. Section 1.409A-1(b)(10), pursuant to which the Agreement shall not provide for the deferral of compensation.  The Agreement shall be construed consistently, and limited in accordance with, the provisions of such regulation.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and signed as of the day and year first above written.

CONTURA ENERGY, INC.

By:
Name:
Title:

INDEMNITEE

By:
Name:
Title:

Exhibit C

Form of 2018 Long-Term Incentive Plan

C-1

CONTURA ENERGY, INC.
2018 LONG-TERM INCENTIVE PLAN

Section 1.          Purpose. The purpose of the Contura Energy, Inc. 2018 Long-Term Incentive Plan (as amended from time to time, the “Plan”) is to advance the interests of Contura Energy, Inc. (the “Company”) and its stockholders by motivating and retaining employees and other selected individuals who contribute significantly to the strategic and long-term performance objectives and growth of the Company.

Section 2.          Definitions. Certain capitalized terms applicable to the Plan are set forth in Appendix A.

Section 3.          Administration.

(a)                      Administration of the Plan. The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its stockholders, Eligible Persons and any Beneficiaries thereof. The Committee may issue rules and regulations for administration of the Plan. It shall meet at such times and places as it may determine.

(b)                      Composition of Committee. To the extent necessary or desirable to comply with applicable regulatory regimes, any action by the Committee shall require the approval of Committee members who are (i) independent, within the meaning of and to the extent required by applicable rulings and interpretations of the applicable stock market or exchange on which the Common Shares are quoted or traded; and (ii) non-employee Directors within the meaning of Rule 16b-3 under the Exchange Act. The Board may designate one or more Directors as alternate members of the Committee who may replace any absent or disqualified member at any meeting of the Committee. To the extent permitted by applicable law, including under Section 157(c) of the Delaware General Corporation Law, the Committee may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant Options and Stock Appreciation Rights or other Awards in the form of Common Share rights (except that such delegation shall not be applicable to any Award for a Person then covered by Section 16 of the Exchange Act), and the Committee may delegate to one or more committees of the Board (which may consist of solely one Director) some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with applicable law.

(c)                      Authority of Committee. Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have full discretion and authority to: (i)designate Eligible Persons; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Eligible Person under the Plan; (iii) determine the number of Common Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award and prescribe the form of each Award Agreement which need not be identical for each Participant; (v)determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Common Shares, other Awards, other property, net settlement, or any combination thereof, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi)determine whether, to what extent and under what circumstances cash, Common Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) amend terms or conditions of any outstanding Awards in a manner consistent with Section 5(b) hereof; (viii)correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award, in the manner and to the extent it shall deem desirable to carry the Plan into effect; (ix)interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (x)establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

Section 4.          Participation.

Consistent with the purposes of the Plan, the Committee shall have exclusive power to select the Eligible Persons who may participate in the Plan and be granted Awards under the Plan. Eligible Persons may be selected individually or by groups or categories, as determined by the Committee in its discretion.

Section 5.          Shares Available for Award.

(a)             Share Reserve.

(i)            Subject to adjustment as provided in Section 5(b) and except for Substitute Awards, the maximum number of Common Shares available for issuance under the Plan is 1,000,000. The maximum number of Common Shares available for issuance with respect to Incentive Stock Options shall be 940,800.

(ii)            If any Award, in whole or in part, is forfeited, cancelled, expires, terminates or otherwise lapses, or is settled in cash without the delivery of Common Shares, or Common Shares are withheld by the Company in respect of taxes, then the corresponding Common Shares shall again be available for grant under the Plan. For the avoidance of doubt, any Common Shares tendered or withheld to pay the exercise price of Options, or that are covered by a Stock Appreciation Right (to the extent that it is settled in Common Shares, without regard to the number of Shares that are actually issued upon exercise), will not again become available for issuance under the Plan.

(iii)            Common Shares issued pursuant to the Plan may be either authorized but unissued shares, treasury shares, reacquired shares or any combination thereof.

(b)                      Adjustments. In the event that the Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, separation, rights offering, split-up, spin-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to purchase Common Shares or other securities of the Company, issuance of Common Shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the Common Shares, or changes in applicable laws, regulations or accounting principles, an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, subject to compliance with Section 409A of the Code and other applicable law, adjust equitably so as to ensure no undue enrichment or harm (including, without limitation, by payment of cash) any or all of:

(i)              the number and type of Common Shares (or other securities) which thereafter may be made the subject of Awards, including the aggregate limit specified in Section 5(a) and the individual limits specified in Section 5(c);

(ii)             the number and type of Common Shares (or other securities) subject to outstanding Awards; and

(iii)            the grant, purchase, exercise or hurdle price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award;

provided, however, that the number of Common Shares subject to any Award denominated in Common Shares shall always be a whole number.

    (c)                  Non-Employee Director Limits. No non-employee Director may be granted (i) Award(s) (denominated in Common Shares) in excess of 34,285 Common Shares (or if greater, in the case of Restricted Stock Units, Restricted Stock, Performance Awards and Other Stock-Based Awards, Common Shares with an aggregate Fair Market Value of $300,000, as calculated on the grant date of the applicable Award) or (ii) Award(s) denominated in cash in excess of $150,000 under the Plan in any one fiscal year of the Company.

Section 6.         Awards under the Plan.

(a)             Types of Awards. Awards under the Plan may include, but need not be limited to, one or more of the following types, either alone or in any combination thereof:

(i)Stock Options, (ii)Stock Appreciation Rights, (iii)Restricted Stock, (iv)Restricted Stock Units, (v)Performance Awards, (vi)Other Cash-Based Awards and (vii)Other Stock-Based Awards.

(b)             Rights with Respect to Common Shares and Other Securities. Except as provided in Section 9(c) with respect to Awards of Restricted Stock and unless otherwise determined by the Committee in its discretion, a Participant to whom an Award is made (and any Person succeeding to such a Participant’s rights pursuant to the Plan) shall have no rights as a stockholder with respect to any Common Shares or as a holder with respect to other securities, if any, issuable pursuant to any such Award until the date a stock certificate evidencing such Common Shares or other evidence of ownership is issued to such Participant or until such Participant’s ownership of such Common Shares shall have been entered into the books of the registrar in the case of uncertificated shares.

(c)             Award Agreements. Each Award granted or sold under the Plan shall be evidenced by an Award Agreement in such form as the Committee shall prescribe from time to time in accordance with the Plan and shall comply with the applicable terms and conditions of the Plan and applicable law, and with such other terms and conditions, including, but not limited to, treatment of the Award upon a Separation from Service and restrictions upon a Stock Option or the Common Shares issuable upon exercise thereof, as the Committee, in its discretion, shall establish.

Section 7.          Stock Options. The Committee may grant Stock Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions, in each case, not inconsistent with the provisions of the Plan, as the Committee shall determine; provided that an Incentive Stock Option may be granted only to Eligible Persons who are employees of the Company or any parent or subsidiary of the Company within the meaning of Sections 424(e) and (f) of the Code, including a subsidiary which becomes such after adoption of the Plan.

(a)             The Committee shall determine the number of Common Shares to be subject to each Stock Option. The exercise price of a Stock Option shall not be less than the Fair Market Value of the Common Shares subject to such Stock Option on the date of grant, as determined by the Committee; provided, however, if an Incentive Stock Option is granted to a Ten Percent Employee, such exercise price shall not be less than 110% of such Fair Market Value at the time the Stock Option is granted.

(b)             Any Stock Option may be exercised during its term only at such time or times and in such installments as the Committee may establish.

(c)             A Stock Option shall not be exercisable:

(i)            in the case of any Incentive Stock Option granted to a Ten Percent Employee, after the expiration of five years from the date it is granted, and, in the case of any other Stock Option, after the expiration of ten years from the date it is granted; and

(ii)            no Common Shares shall be issued unless payment in full is made for the Common Shares being acquired under such Stock Option at the time of exercise as provided in Section 7(e).

(d)             In the case of an Incentive Stock Option, the amount of the aggregate Fair Market Value of Common Shares (determined at the time of grant of the Stock Option) with respect to which Incentive Stock Options are exercisable for the first time by an employee of the Company or a Subsidiary during any calendar year (under all such plans of his or her employer corporation and its parent and subsidiary corporations within the meaning of Sections 424(e) and (f) of the Code) shall not exceed $100,000 or such other amount as is specified in the Code. An Incentive Stock Option that is exercised at a time that is beyond the time an Incentive Stock Option may be exercised in order to qualify as such under the Code shall cease to be an Incentive Stock Option.

    (e)             The Committee shall determine the method or methods by which, and the form or forms, including cash, Common Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, having a Fair Market Value (if such form is other than cash) on the exercise date equal to the exercise price of the Common Shares as to which the Option shall be exercised, in which payment of the exercise price with respect thereto may be made or deemed to have been made.

    (f)              If the exercise of a Stock Option is prevented by Section 19(e), the Stock Option shall remain exercisable until thirty days after the date such exercise first would no longer be prevented by such provision, but in any event no later than the expiration date of such Stock Option.

Section 8.          Stock Appreciation Rights. The Committee may grant Stock Appreciation Rights to Eligible Persons with the following terms and conditions, and with such additional terms and conditions in each case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(a)             The Committee shall determine the number of Common Shares to be subject to each Stock Appreciation Right. Stock Appreciation Rights shall have an exercise price no less than the Fair Market Value of the Common Shares subject to such Stock Appreciation Right on the date of grant, as determined by the Committee.

(b)             Any Stock Appreciation Right may be exercised during its term only at such time or times and in such installments as the Committee may establish and shall not be exercisable after the expiration of ten years from the date it is granted.

(c)             A Stock Appreciation Right shall entitle the holder to exercise such Award and to receive from the Company in exchange thereof, without payment to the Company, that number of Common Shares or cash having an aggregate value equal to the excess of the Fair Market Value of one Common Share, at the time of such exercise, over the exercise price, times the number of Common Shares subject to the Award, or portion thereof, that is so exercised or surrendered, as the case may be.

(d)             If the exercise of a Stock Appreciation Right is prevented by Section 19(e), the Stock Appreciation Right shall remain exercisable until thirty days after the date such exercise first would no longer be prevented by such provision, but in any event no later than the expiration date of such Stock Appreciation Right.

Section 9.          Restricted Stock and Restricted Stock Units. The Committee is authorized to grant Awards of Restricted Stock and Restricted Stock Units to Eligible Persons with the following terms and conditions, and with such additional terms and conditions in each case not inconsistent with the provisions of the Plan, as the Committee shall determine.

(a)             The Committee shall determine the number of Common Shares to be issued to a Participant pursuant to the Award of Restricted Stock or Restricted Stock Units, and the extent, if any, to which they shall be issued in exchange for cash, other consideration, or both. The Award Agreement shall specify the applicable conditions and restrictions and, with respect to Restricted Stock Units, the delivery schedule (which may include deferred delivery later than an applicable vesting date).

(b)             Until the expiration of such period as the Committee shall determine from the date on which the Award is granted and subject to such other terms and conditions as the Committee, in its discretion, shall establish (the “Restricted Period”), a Participant to whom an Award of Restricted Stock is made shall be issued, but shall not be entitled to the delivery of, a stock certificate or other evidence of ownership representing the Common Shares subject to such Award.

(c)             Unless otherwise determined by the Committee in its discretion, a Participant to whom an Award of Restricted Stock has been made (and any Person succeeding to such a Participant’s rights pursuant to the Plan) shall have, after issuance of a certificate for the number of Common Shares awarded (or after the Participant’s ownership of such Common Shares shall have been entered into the books of the registrar in the case of uncertificated shares) and prior to the expiration of the Restricted Period, ownership of such Common Shares, including the right to vote such Common Shares and to receive dividends or other distributions made or paid with respect to such Common Shares, provided that, such Common Shares, and any new, additional or different shares, or Other Company Securities or property, or other forms of consideration that the Participant may be entitled to receive with respect to such Common Shares as a result of a stock split, stock dividend or any other change in the corporation or capital structure of the Company, shall be subject to the restrictions set forth in the Award Agreement. A Restricted Stock Unit shall not convey to the Participant the rights and privileges of a stockholder with respect to the Common Share subject to the Restricted Stock Unit, such as the right to vote or the right to receive dividends, unless and until a Common Share is issued to the Participant to settle the Restricted Stock Unit.

(d)                  The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividends, Dividend Equivalents or other distributions, as applicable, paid on Awards of Restricted Stock or Restricted Stock Units prior to vesting or settlement, as applicable, be paid either in cash or in additional Common Shares and either on a current or deferred basis and that such dividends, dividend equivalents or other distributions may be reinvested in additional Common Shares, which may be subject to the same restrictions as the underlying Awards. Notwithstanding the foregoing, dividends and Dividend Equivalents with respect to Restricted Stock and Restricted Stock Units that are granted as Performance Awards shall vest only if and to the extent that the underlying Performance Award vests, as determined by the Committee.

Section 10.      Performance Awards.

(a)             Grant. The Committee may grant a Performance Award to Eligible Persons which shall consist of a right that is (i)denominated and/or payable in cash, Common Shares or any other form of Award issuable under the Plan (or any combination thereof) (other than Stock Options or Stock Appreciation Rights), (ii)valued, as determined by the Committee, in accordance with the achievement of such performance goals applicable to such performance periods as the Committee shall establish and (iii)payable at such time and in such form as the Committee shall determine.

(b)             Terms and Conditions. Performance Awards may be conditioned upon the achievement of pre-established goals relating to one or more of the following performance measures, as determined by the Committee and subject to such modifications as specified by the Committee: cash flow; cash flow from operations; earnings (including, but not limited to, earnings before interest, taxes, depreciation and amortization or some variation thereof); earnings per share, diluted or basic; earnings per share from continuing operations; net asset turnover; inventory turnover; capital expenditures; debt; debt reduction; working capital; return on investment; return on sales; net or gross sales; market share; economic value added; cost of capital; change in assets; expense reduction levels; productivity; delivery performance; safety record and/or performance; environmental record and/or performance; stock price; return on equity; total or relative increases to stockholder return; return on invested capital; return on assets or net assets; revenue; income or net income; operating income or net operating income; operating profit or net operating profit; gross margin, operating margin or profit margin; and completion of acquisitions, business expansion, product diversification, new or expanded market penetration, and other non-financial operating and management performance objectives. The Committee may determine that certain adjustments shall apply, in whole or in part, to exclude or include the effect of specified events that occur during a performance period. Performance measures may be determined either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or subsidiary entity thereof, either individually, alternatively or in any combination, and measured over a period of time including any portion of a year, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous fiscal years’ results or to a designated comparison group, in each case as specified by the Committee.

(c)              Additional Restrictions/Exercise of Discretion. The Committee, in its sole discretion, may also establish such additional restrictions or conditions that must be satisfied as a condition precedent to the payment of all or a portion of any Performance Awards. Such additional restrictions or conditions need not be performance-based and may include, among other things, the receipt by a Participant of a specified annual performance rating, the continued employment by the Participant and/or the achievement of specified performance goals by the Company, business unit or Participant. Furthermore, and notwithstanding any provision of the Plan to the contrary, the Committee, in its sole discretion, may retain the discretion to adjust the amount of any Performance Award payable to a Participant if it concludes that such adjustment is necessary or appropriate.

(d)             Payment of Performance Awards. Performance Awards may be paid in a lump sum or in installments following the close of the relevant Performance Period or, in accordance with procedures established by the Committee, on a deferred or accelerated basis.

Section 11.      Other Cash-Based Awards and Other Stock-Based Awards. The Committee may grant Other Cash-Based Awards and Other Stock-Based Awards to Eligible Persons with the following terms and conditions, and with such additional terms and conditions in each case not inconsistent with the provisions of the Plan, as the Committee shall determine, which shall consist of any right that is (i)not an Award described in Sections 7 through 10 above and (ii)an Award of Common Shares or cash or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as deemed by the Committee to be consistent with the purposes of the Plan. Subject to the terms of the Plan and any applicable Award Agreement, the Committee shall determine the terms and conditions of any such Other Cash-Based Award or Other Stock-Based Award.

Section 12.      Effect of Separation from Service or a Change in Control on Awards.

(a)                      The Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of the Participant’s Separation from Service prior to the end of a Performance Period or vesting, exercise or settlement of such Award.

(b)                      In the event of a Change in Control, the Committee may, in its sole discretion, and on such terms and conditions as it deems appropriate, take any one or more of the following actions with respect to any outstanding Award, which need not be uniform with respect to all Participants and/or Awards:

(i)                    continuation or assumption of such Award by the Company (if it is the surviving corporation) or by the successor or surviving corporation or its parent;

(ii)                   substitution or replacement of such Award by the successor or surviving corporation or its parent with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving corporation

(or a parent or subsidiary thereof), with substantially the same terms and value as such Award (including, without limitation, any applicable performance targets or criteria with respect thereto);

(iii)                  acceleration of the vesting of such Award and the lapse of any restrictions thereon and, in the case of an Option or Stock Appreciation Right, acceleration of the right to exercise such Award during a specified period (and the termination of such Option or Stock Appreciation Right without payment of any consideration therefor to the extent such Award is not timely exercised), in each case, upon (A) the Participant’s involuntary Separation from Service (including upon a termination of the Participant’s employment by the Company (or a successor corporation or its parent) without “cause” or by the Participant for “good reason”) as such terms may be defined in the applicable Award Agreement and/or the Participant’s employment agreement or offer letter, as the case may be) on or within 24 months following such Change in Control or (B) the failure of the successor or surviving corporation (or its parent) to continue or assume such Award;

(iv)                  in the case of a Performance Award, determination of the level of attainment of the applicable performance condition(s); and

(v)                  cancellation of such Award in consideration of a payment, subject to the following: (A) such payment shall be made in cash, securities, rights and/or other property; (B) the amount of such payment shall equal the value of such Award, as determined by the Committee in its reasonable discretion; provided that, in the case of an Option or Stock Appreciation Right, if such value equals the Intrinsic Value of such Award, such value shall be deemed to be valid; provided further that, if the Intrinsic Value of an Option or Stock Appreciation Right is equal to or less than zero, the Committee may, in its sole discretion, provide for the cancellation of such Award without payment of any consideration therefor (for the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or Stock Appreciation Right for which the exercise or hurdle price is equal to or exceeds the per Common Share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor); and (C) such payment shall be made promptly following such Change in Control or on a specified date or dates following such Change in Control; provided that the timing of such payment shall comply with Section 409A.

Section 13.      Section 409A. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, if any Award provided under the Plan is subject to the provisions of Section 409A, the provisions of the Plan and any applicable Award Agreement shall be administered, interpreted and construed in a manner necessary in order to comply with Section 409A or an exception thereto (or disregarded to the extent such provision cannot be so administered, interpreted or construed), and the following provisions shall apply, as applicable and as required by Section 409A:

(a)             If a Participant is a Specified Employee for purposes of Section 409A and a payment subject to Section 409A (and not excepted therefrom) to the Participant is due upon Separation from Service, such payment shall be delayed for a period of six (6) months after the date the Participant Separates from Service (or, if earlier, the death of the Participant). Any payment that would otherwise have been due or owing during such six-month period will be paid immediately following the end of the six-month period unless another compliant date is specified in the applicable Award Agreement.

(b)             For purposes of Section 409A, and to the extent applicable to any Award under the Plan, it is intended that distribution events qualify as permissible distribution events for purposes of Section 409A and shall be interpreted and construed accordingly. Whether a Participant has Separated from Service will be determined by the Committee based on all of the facts and circumstances and, to the extent applicable to any Award, in accordance with the guidance issued under Section 409A.

(c)             The grant of Nonqualified Stock Options and Stock Appreciation Rights are intended to be granted under terms and conditions consistent with Treas. Reg. § 1.409A-1(b)(5) such that any such Award does not constitute a deferral of compensation under Section 409A.

Section 14.      Deferred Payment of Awards. The Committee, in its discretion, may specify the conditions under which the payment of all or any portion of any cash compensation, or Common Shares or other form of payment under an Award, may be deferred until a later date. Deferrals shall be for such periods or until the occurrence of such events, and upon such terms and conditions, as the Committee shall determine in its discretion, in accordance with the provisions of Section 409A; provided, however, that no deferral shall be permitted with respect to Stock Options or Stock Appreciation Rights.

Section 15.      Transferability of Awards. Except pursuant to the laws of descent and distribution, a Participant’s rights and interest under the Plan or any Award may not be assigned or transferred, hypothecated or encumbered in whole or in part, including, but not by way of limitation, execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner; provided, however, the Committee may permit such transfer to a Permitted Transferee; and provided, further, that, unless otherwise permitted by the Code, any Incentive Stock Option granted pursuant to the Plan shall not be transferable other than by will or by the laws of descent and distribution, and shall be exercisable during the Participant’s lifetime only by Participant.

Section 16.      Amendment or Substitution of Awards under the Plan.

(a)             The terms of any outstanding Award under the Plan may be amended or modified from time to time after grant by the Committee in its discretion in any manner that it deems appropriate (including, but not limited to, acceleration of the date of exercise of any Award and/or payments under any Award) in accordance with the terms of the Plan; provided that no such amendments or acceleration shall adversely affect in a material manner any right of a Participant under the Award without his or her written consent. The Committee may, in its discretion, permit holders of Awards under the Plan to surrender outstanding Awards in order to exercise or realize the rights under other Awards, or in exchange for the grant of new Awards, or require holders of Awards to surrender outstanding Awards as a condition precedent to the grant of new Awards under the Plan.

(b)             No Repricing. Notwithstanding the foregoing, except as provided in Section 5(b), no action (including the repurchase of Options or Stock Appreciation Right Awards (in each case, that are “out of the money”) for cash and/or other property) shall directly or indirectly, through cancellation and regrant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any Award established at the time of grant thereof without approval of the Company’s stockholders.

Section 17.      Termination of a Participant. For all purposes under the Plan, the Committee shall determine whether a Participant has Separated from Service, terminated employment with, or terminated the performance of services for, the Company or any Subsidiary; provided, however, an absence or leave approved by the Company, to the extent permitted by applicable provisions of the Code, shall not be considered an interruption of employment or performance of services for any purpose under the Plan.

Section 18.      Designation of Beneficiary by Participant. A Participant may name a beneficiary to receive any payment to which such Participant may be entitled with respect to any Award under the Plan in the event of his or her death, on a written form to be provided by and filed with the Committee, and in a manner determined by the Committee in its discretion (a “Beneficiary”). The Committee reserves the right to review and approve Beneficiary designations. A Participant may change his or her Beneficiary from time to time in the same manner, unless such Participant has made an irrevocable designation. Any designation of a Beneficiary under the Plan (to the extent it is valid and enforceable under applicable law) shall be controlling over any other disposition, testamentary or otherwise, as determined by the Committee in its discretion. If no designated Beneficiary survives the Participant and is living on the date on which any amount becomes payable to such a Participant’s Beneficiary, such payment will be made to the legal representatives of the Participant’s estate, and the term “Beneficiary” as used in the Plan shall be deemed to include such Person or Persons. If there are any questions as to the legal right of any Beneficiary to receive a distribution under the Plan, the Committee in its discretion may determine that the amount in question be paid to the legal representatives of the estate of the Participant, in which event the Company, the Board, the Committee and the members thereof, will have no further liability to anyone with respect to such amount.

Section 19.      Miscellaneous Provisions.

(a)             Any proceeds from Awards shall constitute general funds of Company.

(b)             No fractional shares may be delivered under an Award, but in lieu thereof a cash or other adjustment may be made as determined by the Committee in its discretion.

(c)             No Eligible Person or other Person shall have any claim or right to be granted an Award under the Plan. Determinations made by the Committee under the Plan need not be uniform and may be made selectively among Eligible Persons under the Plan, whether or not such Eligible Persons are similarly situated. Neither the Plan nor any action taken under the Plan shall be construed as giving any Eligible Person any right to continue to be employed by or perform services for the Company, and the Company specifically reserves the right to terminate the employment of, or performance of services by, Eligible Persons at any time and for any reason.

(d)             No Participant or other Person shall have any right with respect to the Plan or the Common Shares reserved for issuance under the Plan or in any Award, contingent or otherwise, until written evidence of the Award shall have been delivered to the Participant and all the terms, conditions and provisions of the Plan and the Award applicable to such Participant (and each Person claiming under or through him or her) have been met.

(e)             Notwithstanding anything to the contrary contained in the Plan or in any Award agreement, each Award shall be subject to the requirement, if at any time the Committee shall determine, in its sole discretion, that such requirement shall apply, that the listing, registration or qualification of any Award under the Plan, or of the Common Shares, Other Company Securities or property or other forms of payment issuable pursuant to any Award under the Plan, on any stock exchange or other market quotation system or under any federal or state law, or the consent or approval of any government regulatory body, is necessary as a condition of, or in connection with, the granting of such Award or the exercise or settlement thereof, such Award shall not be granted, exercised or settled in whole or in part until such listing, registration, qualification, consent or approval shall have been effected, obtained and maintained free of any conditions not acceptable to the Committee. Notwithstanding anything to the contrary contained in the Plan or in any Award agreement, no Common Shares, Other Company Securities or property or other forms of payment shall be issued under the Plan with respect to any Award unless the Committee shall be satisfied that such issuance will be in compliance with applicable law and any applicable rules of any stock exchange or other market quotation system on which such Common Shares are listed. If the Committee determines that the exercise of any Stock Option or Stock Appreciation Right would fail to comply with any applicable law or any applicable rules of any stock exchange or other market quotation system on which Common Shares are listed, the Participant holding such Stock Option or Stock Appreciation Right shall have no right to exercise such Stock Option or Stock Appreciation Right until such time as the Committee shall have determined that such exercise will not violate any applicable law or any such applicable rule.

(f)             Although it is the intent of Company that the Plan and Awards hereunder, to the extent the Committee deems appropriate and to the extent applicable, comply with Rule 16b-3 and Sections 409A and 422; (i)the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under any provision of federal, state, local or non-United States law; and (ii)in no event shall any member of the Committee or the Company (or its employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Award to satisfy the requirements of Rule 16b-3 or Section 409A or 422 or, as applicable, for any tax, interest, or penalties the Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

(g)             The Company shall have the right to deduct from any payment made under the Plan any federal, state, local or foreign income or other taxes required by law to be withheld with respect to such payment. It shall be a condition to the obligation of Company to issue Common Shares, Other Company Securities, other securities or property, or other forms of payment, or any combination thereof, upon exercise, settlement or payment of any Award under the Plan, that the Participant (or any Beneficiary or Person entitled to act) pay to the Company, upon its demand, such amount as may be required by the Company for the purpose of satisfying any liability to withhold federal, state, local or foreign income or other taxes. If the amount requested is not paid, the Company may refuse to issue Common Shares, Other Company Securities, other securities or property, or other forms of payment, or any combination thereof. Notwithstanding anything in the Plan to the contrary, the Committee may, in its discretion, permit an Eligible Person (or any Beneficiary or Person entitled to act) to elect to pay a portion or all of the amount requested by the Company for such taxes with respect to such Award, at such time and in such manner as the Committee shall deem to be appropriate (including, but not limited to, by authorizing the Company to withhold, or agreeing to surrender to the Company on or about the date such tax liability is determinable, Common Shares, Other Company Securities, other securities or property, or other forms of payment, or any combination thereof, owned by such Person or a portion of such forms of payment that would otherwise be distributed, or have been distributed, as the case may be, pursuant to such Award to such Person, having a Fair Market Value equal to the amount of such taxes); provided, however, that any broker-assisted cashless exercise shall comply with the requirements of Financial Accounting Standards Board, Accounting Standards Codification, Topic 718, and any withholding satisfied through a net-settlement of an Award shall be limited to the maximum statutory withholding requirements.

(h)             The expenses of the Plan shall be borne by the Company.

(i)              The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Award under the Plan, and rights to the payment of Awards shall be no greater than the rights of the Company’s general creditors.

(j)              By accepting any Award or other benefit under the Plan, each Participant (and each Person claiming under or through him or her) shall be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee.

(k)             Records of the Company shall be conclusive for all purposes under the Plan or any Award, unless determined by the Committee to be incorrect.

(l)              If any provision of the Plan or any Award is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of the Plan or any Award, but such provision shall be fully severable, and the Plan or Award, as applicable, shall be construed and enforced as if the illegal or invalid provision had never been included in the Plan or Award, as applicable.

(m)            The terms of the Plan shall govern all Awards under the Plan and in no event shall the Committee have the power to grant any Award under the Plan that is contrary to any of the provisions of the Plan.

(n)             Notwithstanding the foregoing, any Award granted under the Plan which is or becomes subject to recovery under any Company policy adopted after the Effective Date or required by law, regulation or stock exchange listing requirement, shall be subject to such deductions, recoupment, and clawback as may be required to be made pursuant to such Company policy (the “Clawback Policy”) or applicable law, regulation or stock exchange listing requirement. Upon the adoption of the Clawback Policy, the Committee is hereby granted the authority, in its discretion, to amend and/or terminate any similar recoupment and clawback provisions in outstanding Awards which are inconsistent with, similar to, or duplicative of, such Clawback Policy.

(o)             The Committee may from time to time establish sub-plans under the Plan for purposes of satisfying securities, tax or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Committee determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but, if applicable, each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed. Awards may be granted to Participants who are non-United States nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants who are employed or providing services in the United States as may, in the judgment of the Committee, be necessary or desirable to recognize differences in local law, tax policy or custom.

Section 20.      Effective Date and Approval Date. The Plan shall become effective upon the date of approval of the Plan by the Board (the “Effective Date”); provided, however, that the Plan shall be subject to the subsequent approval by the Company’s stockholders, such stockholder approval to be obtained not later than one year after the Effective Date. Any Awards granted under the Plan prior to such approval by stockholders shall be subject to such approval, and, in the absence of such approval, such Awards shall be null and void

Section 21.      Plan Amendment or Suspension. The Plan may be amended or suspended in whole or in part at any time and/or from time to time by the Committee; provided that no such change or amendment shall be made without stockholder approval if such approval is necessary to qualify for or comply with any tax or regulatory requirement or other applicable law for which the Committee deems it necessary or desirable to qualify or comply. No amendment of the Plan shall adversely affect in a material manner any right of any Participant with respect to any Award previously granted without such Participant’s written consent, except as permitted under Section 5(b). Notwithstanding the foregoing or any provision of the Plan to the contrary, the Committee may at any time (without the consent of any Participant) modify, amend or terminate any or all of the provisions of the Plan or an Award to the extent necessary to conform the provisions of the Plan with Section 409A or any other provision of the Code or other applicable law, the regulations issued thereunder or an exception thereto, regardless of whether such modification, amendment or termination of the Plan shall adversely affect the rights of a Participant.

Section 22.      Term of the Plan. No Awards shall be granted under the Plan after earlier of the following dates or events to occur:

(a)             upon the adoption of a resolution of the Board terminating the Plan; or

(b)             the tenth anniversary of the Effective Date.

Section 23.      Governing Law. The Plan and any Award granted under the Plan as well as any determinations made or actions taken under the Plan shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware without regard to its choice or conflicts of laws principles.

APPENDIX A

The following terms shall have the meaning indicated:

“Affiliate” means any entity that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Company.

“Award” means an award of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Awards, Other Cash-Based Awards or Other Stock-Based Awards to an Eligible Person under the Plan.

“Award Agreement” means any agreement, contract or other instrument or document (including in electronic form) evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

“Beneficiary” has the meaning set forth in Section 18.

“Board” means the Board of Directors of the Company.

“Clawback Policy” has the meaning set forth in Section 19(n).

“Change in Control” means the occurrence of any one or more of the following events:

(i)                   any Person, other than (A)any employee plan established by the Company or any Subsidiary, (B)the Company or any of its Affiliates, (C)an underwriter temporarily holding securities pursuant to an offering of such securities, or (D)a corporation owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company, is (or becomes, during any 12-month period) the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of the total voting power of the stock of the Company; provided that the provisions of this subsection (i) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (iii) below;

(ii)                  a change in the composition of the Board such that, during any 12-month period, which shall in no event begin prior to the Initial Public Offering, the individuals who constitute the Board at the time of the Initial Public Offering (the “Existing Board”) cease for any reason to constitute at least 50% of the Board; provided, however, that any individual becoming a member of the Board subsequent to the Initial Public Offering whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the Directors immediately prior to the date of such appointment or election shall be considered as though such individual were a member of the Existing Board; provided further, that, notwithstanding the foregoing, no individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 or Regulation 14A promulgated under the Exchange Act or successor statutes or rules containing analogous concepts) or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or Person other than the Board, shall in any event be considered to be a member of the Existing Board;

(iii)                 the consummation of a merger or consolidation of the Company with any other corporation or other entity, or the issuance of voting securities in connection with a merger or consolidation of the Company pursuant to applicable stock exchange requirements; provided that immediately following such merger or consolidation the voting securities of the Company outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity of such merger or consolidation or parent entity thereof) 50% or more of the total voting power of the Company’s stock (or, if the Company is not the surviving entity of such merger or consolidation, 50% or more of the total voting power of the stock of such surviving entity or parent entity thereof); and provided, further, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of either the then-outstanding Common Shares or the combined voting power of the Company’s then-outstanding voting securities shall not be considered a Change in Control; or

(iv)                 the sale or disposition by the Company of the Company’s assets in which any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

Notwithstanding the foregoing, (A) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Common Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of the Company immediately prior to such transaction or series of transactions, (B) for purposes of any compensation that constitutes “nonqualified deferred compensation” pursuant to Section 409A, no event or circumstances described in any of clauses (i) through (iv) above shall constitute a Change in Control unless such event or circumstances also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, in each case, as defined in

Section 409A. Terms used in the definition of a Change in Control shall be as defined or interpreted in a manner consistent with Section 409A of the Code.

“Code” shall mean the Internal Revenue Code of 1986, as it now exists or may be amended from time to time, and the rules and regulations promulgated thereunder, as they may exist or may be amended from time to time.

“Committee” shall mean the person or persons responsible for administering the Plan as appointed by the Board; provided, however, that at any time the Board may designate itself as the Committee or designate itself to administer certain of the Committee’s authority under the Plan, including administering certain Awards under the Plan.

“Common Shares” means shares of common stock, par value $0.01 per share, of the Company and stock of any other class into which such shares may thereafter be changed.

“Consultant” means any individual, including an advisor, who is providing services to the Company or any Subsidiary or who has accepted an offer of service or consultancy from the Company or any Subsidiary.

“Director” means any member of the Board.

“Dividend Equivalents” means an award of cash or other property with a Fair Market Value equal to the dividends which would have been paid on the Common Shares underlying an outstanding Award of Restricted Stock Units had such Common Shares been outstanding.

“Effective Date” has the meaning set forth in Section 21.

“Eligible Person(s)” means those persons who are (i) full or part-time employees or Consultants of the Company or any Subsidiary or (ii) other individuals who perform services for the Company or any Subsidiary, including, without limitation, Directors who are not employees of the Company or any Subsidiary.

“Exchange Act” means the Securities Exchange Act of 1934, as it now exists or may be amended from time to time, and the rules promulgated thereunder, as they may exist or may be amended from time to time.

“Fair Market Value” means (i) with respect to the Common Shares, as of any date (A) if the Company’s Common Shares are listed on any established stock exchange, system or market, the closing market price of the Common Shares as quoted in such exchange, system or market on the day before such date as reported in the Wall Street Journal or such other source as the Committee deems reliable or (B) in the absence of an established market for the Common Shares, as determined in good faith by the Committee or (ii) with respect to property other than Common Shares, the value of such property, as determined by the Committee, in its sole discretion.

“Incentive Stock Option” means a Stock Option that is an incentive stock option as defined in Section 422 of the Code.

“Intrinsic Value” with respect to an Option or Stock Appreciation Right means (i) the excess, if any, of the price or implied price per Common Share in a Change in Control or other event over (ii) the exercise or hurdle price of such Award multiplied by (iii) the number of Common Shares covered by such Award.

“Nonqualified Stock Option” means a Stock Option that is not an incentive stock option as defined in Section 422 of the Code.

“Option” means an Incentive Stock Option or a Non-Qualified Stock Option.

“Other Company Securities” means Company securities (which may include, but need not be limited to, unbundled stock units or components thereof, debentures, preferred stock, warrants, securities convertible into Common Shares or other property) other than Common Shares.

“Other Cash-Based Award” means an Award granted pursuant to Section 11, including cash awarded as a bonus or upon the attainment of specified performance criteria or otherwise as permitted under the Plan.

“Other Stock-Based Award” means an Award granted pursuant to Section 11 that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Shares or factors that may influence the value of Common Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Common Shares, purchase rights for Common Shares, dividend rights or dividend equivalent rights or Awards with a value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee.

“Participant” means an Eligible Person to whom an Award has been granted under the Plan.

“Performance Award” means an Award subject, in part, to the terms, conditions and restrictions described in Section 10, pursuant to which the recipient may become entitled to receive cash, Common Shares, Other Company Securities or other property issuable under the Plan, or any combination thereof, as determined by the Committee.

“Performance Period” means the period established by the Committee with respect to any Performance Award during which the performance goals specified by the Committee with respect to such Award are to be measured.

“Permitted Transferee” means (i) any person defined as an employee in the Instructions to Registration Statement Form S-8 promulgated by the Securities and Exchange Commission, as such form may be amended from time to time, which persons include, as of the date of adoption of the Plan, executors, administrators or beneficiaries of the estates of deceased Participants, guardians or members of a committee for incompetent former Participants, or similar persons duly authorized by law to administer the estate or assets of former Participants, and (ii) Participants’ family members who acquire Awards from the Participant other than for value, including through a gift or a domestic relations order. For purposes of this definition, “family member” includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests. For purposes of this definition, neither (i) a transfer under a domestic relations order in settlement of marital property rights, nor (ii) a transfer to an entity in which more than fifty percent of the voting or beneficial interests are owned by family members (or the Participant) in exchange for an interest in that entity is considered a transfer for “value”.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental body or other entity of any kind.

“Restricted Period” has the meaning set forth in Section 9(b).

“Restricted Stock” means an Award of Common Shares that are issued subject, in part, to the terms, conditions and restrictions described in Section 9.

“Restricted Stock Units” means an Award of the right to receive either (as the Committee determines) Common Shares or cash equal to the Fair Market Value of a Common Share on the payment date, issued subject, in part, to the terms, conditions and restrictions described in Section 9.

“Rule 16b-3” means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act and any successor rule.

“Section 409A” means Section 409A of the Code, any rules or regulations promulgated thereunder, as they may exist or may be amended from time to time, or any successor to such section.

“Section 422” means Section 422 of the Code, any rules or regulations promulgated thereunder, as they may exist or may be amended from time to time, or any successor to such section.

“Separation from Service” and “Separate from Service” means the Participant’s death, retirement or other termination of employment or service with the Company (including all persons treated as a single employer under Sections 414(b) and 414(c) of the Code) that constitutes a “separation from service” (within the meaning of Section 409A).

“Specified Employee” means a key employee (as defined in Section 416(i) of the Code without regard to paragraph (5) thereof) of the Company as determined in accordance with Section 409A and the procedures established by the Company.

“Stock Appreciation Right” means an Award of a right to receive (without payment to the Company) cash, Common Shares, Other Company Securities or other property, or other forms of payment, or any combination thereof, as determined by the Committee, based on the increase in the value of the number of Common Shares specified in the Stock Appreciation Right. Stock Appreciation Rights are subject, in part, to the terms, conditions and restrictions described in Section 8.

“Subsidiary” means an entity of which the Company directly or indirectly holds at least a majority of the value of the outstanding equity interests of such entity or a majority of the voting power with respect to the voting securities of such entity.

“Substitute Award” means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines.

“Ten Percent Employee” means an employee of the Company or any Subsidiary who owns stock representing more than ten percent of the voting power of all classes of stock of the Company or any parent or subsidiary of the Company within the meaning of Sections 424(e) and (f) of the Code.

“Treasury Regulation” means a final, proposed or temporary regulation of the Department of Treasury under the Code and any successor regulation.

Exhibit D

Form of Record Owner Written Consent

CONTURA ENERGY, INC.
(a Delaware corporation)

WRITTEN CONSENT OF STOCKHOLDERS

[•], 2018

Pursuant to Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (“DGCL”), the Amended and Restated Certificate of Incorporation (the “Existing Certificate of Incorporation”) of Contura Energy, Inc. (the “Corporation”) and the Amended and Restated Bylaws (the “Existing Bylaws”) of the Corporation, the undersigned stockholders (the “Stockholders”), who constitute the holders of not less than the minimum number of votes that would be necessary to authorize or take the following actions at a meeting at which all of the shares entitled to vote thereon were present, hereby consent to the adoption of the following resolutions and hereby waive any notice required by law, the Existing Certificate of Incorporation or the Existing Bylaws with respect thereto:

Adoption of the Second Amended and Restated Certificate of Incorporation

WHEREAS, the Board of Directors of the Corporation (the “Board”) has determined that it is advisable and in the best interest of the Corporation and its stockholders that, contingent on and effective immediately prior to the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of April 25, 2018, by and between ANR, Inc. (“ANR”), a Delaware corporation, Alpha Natural Resources Holdings, Inc., a Delaware corporation, the Corporation (“Holdings”), Prime Acquisition I, Inc., a Delaware corporation and wholly owned Subsidiary of Contura (“MergerSub 1”), and Prime Acquisition II, Inc., a Delaware corporation and wholly owned Subsidiary of MergerSub 1 (the “Merger Transaction”), the Existing Certificate of Incorporation be amended and restated in substantially the form attached hereto as Exhibit A (the “Second Amended and Restated Certificate of Incorporation”), in order to, among other things, increase the number of shares of the Corporation’s common stock, par value $0.01 per share (the “Common Stock”) and preferred stock, par value $0.01 per share, authorized for issuance by the Corporation, and has recommended the approval of the Second Amended and Restated Certificate of Incorporation by the stockholders;

NOW, THEREFORE, BE IT RESOLVED, that the Second Amended and Restated Certificate of Incorporation, recommended by the Board and substantially in the form attached hereto as Exhibit A, is hereby adopted and approved in all respects, provided that the Second Amended and Restated Certificate of Incorporation shall not become effective until immediately prior to the closing of the Merger Transaction.

Approval of the Indemnification Agreements

WHEREAS, the Board has determined that it is advisable and in the best interest of the Corporation and its stockholders that, contingent on, and effective contemporaneously with, the effectiveness of the registration statement on Form S-4 filed in connection with the Merger Transaction (the “Registration Statement”), the Corporation enter into indemnification agreements with each of its directors and executive officers in substantially the form attached hereto as Exhibit B (the “Indemnification Agreements”);

NOW, THEREFORE, BE IT RESOLVED, that the Indemnification Agreements to be entered into with each the Corporation’s directors and executive officers, substantially in the form attached hereto as Exhibit B, is hereby approved, contingent on, and effective contemporaneously with, the effectiveness of the Registration Statement.

Adoption of the 2018 Long-Term Incentive Plan

WHEREAS, the Board has determined that it is advisable and in the best interest of the Corporation and its stockholders to adopt the Contura Energy, Inc. 2018 Long-Term Incentive Plan, substantially in the form attached as Exhibit C hereto (the “LTIP”).

NOW, THEREFORE, BE IT RESOLVED, the LTIP is hereby approved and adopted, and the Corporation is authorized to reserve up to 1,000,000 shares of the Corporation’s common stock for issuance under the LTIP.

General Authorizing Resolutions

FURTHER RESOLVED, that the officers and directors of the Corporation be, and each acting alone is, hereby authorized, empowered and directed, for and on behalf of the Corporation, to take or cause to be taken any and all actions, including, without limitation, the execution, acknowledgement, filing, amendment and delivery of any and all papers, agreements, documents, instruments and certificates, and the payment of such sums, as such officers and directors may deem necessary or advisable in order to carry out fully the intent and purposes of the foregoing resolutions and each of them, and that the performance of such acts by them shall be conclusive evidence of the approval thereof and the authority therefor by and from the Corporation; and

FURTHER RESOLVED, that all actions heretofore taken by any officer or director of the Corporation in connection with the transactions contemplated by the foregoing resolutions be, and they hereby are, approved, ratified and confirmed in all respects.

[Signature Page Follows]

Stockholder Signature Page

IN WITNESS WHEREOF, the undersigned have executed this Written Consent of Stockholders of the Corporation as of the date first set forth above. By executing this Signature Page, the undersigned hereby represents and warrants that the undersigned holds of record the number of shares of Common Stock owned by the beneficial owner as set forth below.

Date:
By:

Number of shares of Common Stock	Name:
owned by the beneficial owner and	Title:
held of record by such Stockholder:
______________________

Beneficial owner:
______________________

[Signature Page to Contura Energy, Inc. Stockholder Consent]